Filed Pursuant to Rule 253(g)(2)

File No. 024-12193

As filed with the Securities and Exchange Commission on May 2, 2023

OFFERING CIRCULAR

Landa Financing LLC

6 W. 18th Street, 12th Floor

New York, NY 10011

(646) 905-0931

Landa.app

Up to $75,000,000 in Common Shares

Landa Financing LLC (the “Company”, “we”, “us” or “our”) is a newly organized Delaware limited liability company formed to directly and indirectly engage in real estate investment debt opportunities by providing first mortgage loans primarily to entities managed by the parent of the Manager to finance the purchase of single family- and multi-family dwellings which their respective owners will then offer for lease, although we may engage in other real estate debt financings. The Company is externally managed by Landa Management LLC a Delaware limited liability company (our “Manager”). The Manager’s real estate team has experience investing in and managing residential real estate. The properties on which we will make mortgage-secured loans may be existing, income-producing properties, newly constructed properties, or properties under development. Our debt investments will focus on residential properties purchased by series of Landa App LLC, Landa App 2 LLC, Landa App 3 LLC, and other entities managed by the parent of the Manager (collectively, “Landa Series LLCs”), though we may also make debt investments with unrelated third parties. The Company’s debt investments will emphasize the payment of current returns to investors and preservation of invested capital as its primary investment objectives. The Company expects that its portfolio of investments will be secured primarily by U.S. based collateral.

The Company is offering, on a continuous basis, up to $75,000,000 in its common shares in any rolling twelve-month period, which represent limited liability company interests in the Company (the “Shares”), pursuant to this Offering Circular. We expect to use substantially all of the net proceeds from this offering (this “Offering”) to acquire and structure our investment portfolio. The Company intends to qualify as a real estate investment trust (a “REIT”), for U.S. federal income tax purposes beginning with its taxable year ending December 31, 2023.

The Manager is a wholly-owned subsidiary of, Landa Holdings, Inc (“Landa Holdings”). Landa Holdings owns and operates an online investment platform, which is available on iOS and Android devices or our website at www.landa.app (the “Landa Platform”), through which the Shares will be made available for investment.

The Company is offering up to $75,000,000 in Shares to prospective investors at an initial purchase price of $10.00 per Share. The minimum investment in the Shares for initial purchases is 1 Share. However, the Manager may waive or modify the minimum investment threshold in its sole discretion. The Company intends to sell Shares in connection with this Offering until the Company has raised $75,000,000 or the Manager, in its discretion, terminates this Offering. From the commencement of this Offering through June 30, 2024 (the “Initial Pricing Period”), the per Share purchase price for the Shares will be $10.00 per Share. Following the Initial Pricing Period, the per Share purchase price will be determined by the Manager on the first day of each calendar quarter that follows, in accordance with Company’s amended and restated limited liability company agreement (the “Operating Agreement”), and will equal the Company’s net asset value (“NAV”), divided by the number of Shares outstanding as of the end of the immediately preceding quarter (such amount, the “NAV Per Share”).

The Company does not currently intend to list the Shares for trading on a stock exchange or other trading market. However, the Company has adopted a redemption plan pursuant to which the Company may repurchase Shares from the holders of the outstanding Shares (each, a “Shareholder” and, collectively, the “Shareholders”).

Investors must be prepared to hold their Shares indefinitely. See “Plan of Distribution - Transferability of the Shares.”

For more information on the securities being offered, see “Description of Shares” beginning on page 61.

Maximum Offering Amount(1)

Gross Offering Proceeds	$75,000,000.00
Less:
Organization and Offering Expenses(2)(3)	$250,000
Net Proceeds from this Offering	$74,750,000
Estimated Amount Available for Investments	$74,750,000

(1)	This is a “best efforts, no minimum” offering, which means we are only required to use our best efforts to sell the Shares offered in this Offering and we can accept investor subscriptions regardless of the amount raised as of the time of our first closing.

(2)	No sales commissions will be payable by the Company or investors in connection with the purchase of Shares by investors. The Company will reimburse the Manager and its affiliates for organization and offering costs, other than a brokerage fee (the “Broker Fee”) to the Broker Dealer calculated in the manner set forth under “Plan of Distribution” that will be paid by the Manager without reimbursement by the Company. See the section entitled “Management Compensation” for a description of additional fees and expenses that the Company will pay to the Manager.

(3)	The amounts reflected here are estimates, and include all expenses to be paid by the Company in connection with the formation of the Company, the qualification of the Offering, and the marketing and distribution of Shares, including, without limitation, expenses for printing, engraving and amending offering statements or supplementing offering circulars, mailing and distributing costs, telephones, internet and other telecommunications costs, all advertising and marketing expenses, charges of experts and fees, expenses and taxes related to the filing, registration and qualification of the sale of Shares under federal and state laws, including taxes and fees and accountants’ and attorneys’ fees.

Investing in the Shares is speculative and involves substantial risks. You should purchase the Shares only if you can afford a complete loss of your investment. See the section entitled “Risk Factors” beginning on page 8 to read about the more significant risks you should consider before buying Shares.

●	The Company depends on the Manager and its employees to select the Company’s investments and conduct the Company’s business operations. The Company will pay fees and expenses to the Manager that were not determined on an arm’s length basis, and such fees and expenses may be higher than could be obtained by arm’s length negotiation with a third party.

●	The Company has no operating history, and as of the date of this Offering Circular, the Company has no assets. The prior performance of the Manager or any of its affiliates may not predict the Company’s future financial performance or results of its operations. There can be no assurance that the Company will achieve its investment objectives, or that the Shareholders will receive any return on their investment, and indeed Shareholders may lose all or a portion of the value of their investment in the Company.

●	Neither the Manager, the Company, nor any of their affiliates have identified any specific investment opportunities at this time. As a result, prospective investors will not be able to evaluate any existing portfolio of investments, or prospective investments, of the Company prior to purchasing Shares. However, the Manager intends that the Company’s investments will principally be mortgage loans for properties owned by series of the Landa Series LLCs (defined below). For more information, see “Investment Objectives and Strategy – Investment Strategy”.

●	The Manager’s executive officers and key employees include officers, directors, managers and/or employees of the Manager and its other affiliates. Such persons will face conflicts of interest in respect of time constraints, allocation of investment opportunities, and compensation arrangements which may affect the Company’s ability to meet its investment objectives and, in turn, its results of operations.

●	The Manager and its affiliates may manage other companies that compete with the Company, or which have similar investment strategies to the Company. As a result, the Manager and its employees may face conflicts of interest in allocating investment opportunities among the Company and such affiliates.

●	Every transaction entered into between us and a series of the Landa Series LLCs raises a potentially ongoing inherent conflict of interest which may include, among others, decisions regarding (i) whether to waive defaults of such series of Landa Series LLCs, (ii) whether to foreclose on a loan, and (iii) whether to permit additional financing on the properties securing our investments.

●	Loans we make to entities managed by the parent of the Manager will be the subject of less diligence and independent lender protections than is customary for commercial loans between unrelated parties

●	With respect to mortgage loans we make to series of Landa Series LLCs that do not yet own properties, the initial loan amount is expected to be equal to 100% of the acquisition cost of a Property and offering proceeds for such series may be insufficient to fully pay down our loan to the 65% loan to value ratio targeted by the Manager for our loan investments to Landa Series LLCs.

●	The Company may not be able to raise the maximum amount contemplated in connection with this Offering. In such event, the Company may not be able to acquire a diverse portfolio of investments, and the Company may be limited in the number or type of investment opportunities that it is able to pursue. As a result, the Company’s financial condition and, in turn, the value of the Shares, may be disproportionately dependent upon the performance of specific assets, or subject to specific risks.

●	The Company may change its investment objectives without the consent of the Shareholders, which could result in the Company’s investment portfolio including investments that are different from those described in this Offering Circular.

●	The Company does not expect to make any distributions in respect of the Shares until such time as the Company’s investment portfolio is generating substantial operating cash flow. Although the Company intends to pay distributions from the net proceeds of its investment portfolio, the Company may use other sources of funds to make distributions, including without limitation offering proceeds, borrowings, or sales of assets. In the event that the Company pays distributions to Shareholders from sources other than the net proceeds of its investment portfolio, then the Company will have less funds available to invest and the value of the Shares may be reduced. In any event, the Company intends to make annual distributions as required to comply with the REIT distribution requirements and avoid U.S. federal income and excise taxes on retained income.

●	Employees of the Manager will perform valuations of the Company’s assets using valuation methodologies that involve subjective judgments and estimates. As a result of the subjective judgments and estimates used to value the Company’s assets, the Company’s NAV may not accurately reflect the actual prices at which the Company’s assets and investments, including related liabilities, could be liquidated.

●	No public market for the Shares currently exists and the Company does not currently intend to list the Shares on any national securities exchange or other trading market.

●	If the Company fails to qualify as a REIT for U.S. federal income tax purposes and no relief provisions apply, the Company would be subject to entity-level federal and applicable state income taxes. As a result, the Company’s cash available for distribution to the Shareholders and, in turn, the value of the Shares, could be diminished.

●	The performance of the Company’s investments are subject to a wide variety of factors, including without limitation general macroeconomic downturns, the continuing effects of the inflation and interest rate increases, and regional geographic and economic variables. Prior performance of investments may not be indicative of future results, and there can be no assurance that the Company will achieve its anticipated return on any investment. Accordingly, the Company cannot guarantee that Shareholders will receive any distributions, or any appreciation of their investments.

The United States Securities and Exchange Commission (the “SEC”) does not pass upon the merits of or give its approval to any securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering Circular or other solicitation materials. These securities are offered pursuant to an exemption from registration with the Commission; however, the Commission has not made an independent determination that the securities offered are exempt from registration.

The use of projections or forecasts in this Offering is prohibited. Except as set forth herein, no one is permitted to make any oral or written predictions about the cash benefits or tax consequences you will receive from your investment in Shares.

Generally, no sale may be made to any investor in this Offering if the aggregate purchase price payable by such investor is more than 10% of the greater of their annual income or net worth. Different rules apply to accredited investors and non-natural persons. Before making any representation that your investment does not exceed any applicable thresholds, we encourage you to review Rule 251(d)(2)(i)(C) of Regulation A (“Regulation A”) of Section 3(6) of the Securities Act of 1933, as amended (the “Securities Act”). For general information on investing, we encourage you to refer to www.investor.gov.

This Offering Circular is following the offering circular format described in Part II (a)(1)(i) of Form 1-A.

The date of this Offering Circular is May 2, 2023

i

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

The information contained in this Offering Circular includes some statements that are not historical and that are considered “forward-looking statements”. Forward-looking statements relate to expectations, beliefs, projections, future plans and strategies, anticipated events or trends, and similar expressions concerning matters that are not historical facts. In some cases, you can identify forward-looking statements by terms such as “anticipate”, “believe”, “could”, “estimate”, “expect”, “intend”, “may”, “plan”, “potential”, “should”, “will”, and “would” or the negatives of these terms or other comparable terminology.

The forward-looking statements are based on our beliefs, assumptions, and expectations of our future performance, taking into account all information currently available to us. These beliefs, assumptions, and expectations can change as a result of many possible events or factors, not all of which are known to us or are within our control. If a change occurs, our business, financial condition, liquidity, and results of operations may vary materially from those expressed in our forward-looking statements. You should carefully consider the risks described in the “Risk Factors” section of this Offering Circular before you make an investment decision with respect to the Shares, along with the following factors and those set forth beginning on page ii above that could cause actual results to vary from our forward-looking statements:

●

Our business plan is largely untested, and the Manager has limited experience and track record executing our business plan, as well as with real estate financings and acquisitions. If we are unable to execute our business plan, we will not be able to generate any revenues, and our results of operations would be adversely affected.

●	We have recently commenced operations, and the future performance of each investment we make is difficult to evaluate.

●	Our dependence upon external sources for the financing of our operations, particularly given that there are concerns about our ability to continue as a “going concern”.

●	Changes in national, regional or local economic, demographic, or real estate market conditions may adversely affect our results of operations and returns to our investors.

●	The market in which we participate is competitive and, if we do not compete effectively, our operating results could be harmed.

●	We expect to make mortgage loans to series of the Landa Series LLCs, which, in certain cases, previously acquired or are acquiring the owner-occupied properties securing our loans (the “Properties”) from third party sellers. As a result, we may only have limited historical financial performance information for the Properties securing our loans.

●	Generally, each loan we make will be secured by a residential rental property, including a single-family home or a duplex. As a result, our loans are subject to risks inherent in investments in such property. Because each Property is in the residential sector, the potential effects on our revenue and profits resulting from a downturn or slowdown in the residential sector could be more pronounced than if we held a more diversified investment.

●	An increase in interest rates may result in failure to attract potential investors because of the attractiveness of alternative investments, which may result in our inability to raise the necessary proceeds to originate as many loans.

●	The illiquidity of real estate investments could significantly impede our ability to respond to adverse changes in the performance of the Properties and harm our financial condition.

●	No independent party has made any review of us, the Manager or the Shares offered on the Landa Platform. Therefore, investors do not have the benefit of an independent due diligence review conducted by an unaffiliated party to form a basis for their investment decision.

●	Adverse results from litigation or governmental investigations and/or actions can impact our business practices and operating results.

●	New and existing regulations, including with regard to Internet commerce, could cause additional costs of compliance and harm our business.

●

The Operating Agreement does not require the Manager to seek member approval to liquidate any of the Series’ assets by a specified date, nor does our Operating Agreement require the Manager to list Shares for trading by a specified date or at all. No public market for the Shares currently exists and the Company does not currently intend to list the Shares on any national securities exchange or other trading market.

●	Investors will not have voting rights or control over the management of the Company.

●	The Manager relies on third parties, such as appraisers and inspectors, in evaluating the value of a Property, and if those third parties perform in an unsatisfactory manner, it may harm our performance.

●	Our ability to implement our investment strategy depends, in part, upon our ability to successfully conduct the Offering through the Landa Platform, which makes an investment in us more speculative.

●	Investors could be harmed if we are unable to maintain and grow the Landa Platform.

●	If the security of our investors’ confidential information stored in our systems is breached or otherwise subjected to unauthorized access, investors’ secure information may be stolen.

●	Any significant disruption in service on the Landa Platform or in our computer systems and/or networks could reduce the attractiveness of the Landa Platform and result in a loss of users or user confidence, which may adversely affect holders of Shares.

●	We rely on third-party financial services providers and on third-party computer hardware and software. If we are unable to continue utilizing these services, our business and ability to service the corresponding equity investments may be adversely affected.

●	If we experience design defects, errors, failures, or delays with the Landa Platform, Shareholders could suffer serious harm.

IMPORTANT INFORMATION ABOUT THIS OFFERING CIRCULAR

Please carefully read the information in this Offering Circular and any accompanying Offering Circular supplements (collectively, the “Offering Circular”). In connection with your evaluation of an investment in the Shares, you should rely solely on the information contained in this Offering Circular. Neither the Company nor the Manager has authorized anyone to communicate with prospective investors or to provide any information regarding an investment in the Shares expect as set forth in this Offering Circular. Prospective investors should not assume that the information contained in this Offering Circular is accurate as of any date later than the date hereof unless otherwise stated herein. This Offering Circular may only be distributed and used in jurisdictions where it is legal to sell the Shares.

This Offering Circular is part of an offering statement that the Company has filed with the SEC, using a continuous offering process. Periodically, as the Company makes material investments, updates its quarterly NAV Per Share as of one year following commencement of this Offering, or as other material developments occur, the Company will provide supplements to this Offering Circular that may add, update or change information contained herein. Any statements in this Offering Circular will be modified or superseded by any inconsistent statement made contained in any subsequent supplement to this Offering Circular. The offering statement filed by the Company with the SEC includes exhibits that provide additional information relevant to an investment in the Shares. You should read this Offering Circular, including any supplements hereto, and all related exhibits that the Company has filed with the SEC, together with additional information contained in the Company’s annual reports, semi-annual reports and other reports and information statements that the Company will file periodically with the SEC.

The complete offering statement, including this Offering Circular and all supplements hereto, can be read at the SEC website, www.sec.gov, or on the Landa Platform. The contents of the Landa Platform are not intended to be incorporated by reference as a part of the Offering Statement, and should not be construed as a part of the Offering Statement.

The Manager, or any other affiliate of the Company engaged in the sale of Shares in connection with this Offering, will be permitted to make a determination that prospective purchasers of Shares in this Offering satisfy the applicable eligibility requirements described herein in reliance on the information and representations provided by such prospective investor regarding their financial condition. Before making any such representation regarding eligibility to purchase Shares in this Offering, we encourage you to review Rule 251(d)(2)(i)(C) of Regulation A. For general information on investing, we encourage you to refer to www.investor.gov.

IMPORTANT NOTICES TO INVESTORS

INVESTMENT IN THE SHARES INVOLVES A HIGH DEGREE OF RISK, AND INVESTORS SHOULD NOT INVEST ANY FUNDS IN THESE OFFERINGS UNLESS THEY CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE COMPANY AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THE OFFERS MADE BY THIS OFFERING CIRCULAR, NOR HAS ANY PERSON BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATION OTHER THAN THOSE CONTAINED IN THIS OFFERING CIRCULAR, AND IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON. THIS OFFERING CIRCULAR DOES NOT CONSTITUTE AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION WOULD BE UNLAWFUL OR ANY PERSON TO WHO IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS OFFERING CIRCULAR NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF.

THIS OFFERING CIRCULAR MAY NOT BE REPRODUCED IN WHOLE OR IN PART. THE USE OF THIS OFFERING CIRCULAR FOR ANY PURPOSE OTHER THAN AN INVESTMENT IN SECURITIES DESCRIBED HEREIN IS NOT AUTHORIZED AND IS PROHIBITED.

THE PURCHASE PRICES OF THE SECURITIES TO WHICH THIS OFFERING CIRCULAR RELATES HAVE BEEN DETERMINED BY THE MANAGER AND DO NOT NECESSARILY BEAR ANY SPECIFIC RELATION TO THE ASSETS, BOOK VALUE OR POTENTIAL EARNINGS OF ANY SERIES OR ANY OTHER RECOGNIZED CRITERIA OF VALUE.

IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE SERIES AND THE TERMS OF THE OFFERINGS, INCLUDING THE MERITS AND RISKS INVOLVED. THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS OFFERING CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE. THESE SECURITIES ARE SUBJECT TO RESTRICTIONS ON TRANSFERABILITY AND RESALE AND MAY NOT BE TRANSFERRED OR RESOLD EXCEPT AS PERMITTED UNDER THE SECURITIES ACT AND THE APPLICABLE STATE SECURITIES LAWS, PURSUANT TO REGISTRATION OR EXEMPTION THEREFROM. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

THE SECURITIES OFFERED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF CERTAIN STATES AND ARE BEING OFFERED AND SOLD IN RELIANCE ON AN EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF SAID ACT AND SUCH LAWS. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON OR ENDORSED THE MERITS OF THIS OFFERING OR THE ACCURACY OR ADEQUACY OF THE OFFERING CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

v

STATE LAW EXEMPTION AND PURCHASE RESTRICTIONS

The Shares are being offered and sold only to “qualified purchasers” (as defined in Regulation A). As Tier 2 offerings pursuant to Regulation A, the Offerings will be exempt from state law “Blue Sky” review, subject to meeting certain state filing requirements and complying with certain anti-fraud provisions, to the extent that the securities offered hereby are offered and sold only to “qualified purchasers” or at a time when the securities are listed on a national securities exchange. “Qualified purchasers” include: (i) “accredited investors” under Rule 501(a) of Regulation D of the Securities Act (“Regulation D”) and (ii) all other investors so long as their investment in the securities does not represent more than 10% of the greater of their annual income or net worth (for natural persons), or 10% of the greater of their annual revenue or net assets at fiscal year-end (for non-natural persons). Accordingly, the Manager reserves the right to reject any investor’s subscription in whole or in part for any reason, including if it determines in its sole and absolute discretion such investor is not a “qualified purchaser” for purposes of Regulation A.

To determine whether a potential investor is an “accredited investor” for purposes of satisfying one of the tests in the “qualified purchaser” definition, the investor must be a natural person who:

1.	has an individual net worth, or joint net worth with the person’s spouse, which exceeds $1,000,000 at the time of the purchase, excluding the value of the primary residence of such person;

2.	has earned income exceeding $200,000 in each of the two most recent years or joint income with a spouse exceeding $300,000 for those years and has a reasonable expectation of the same income level in the current year;

3.	has certain professional certifications, designations or credentials or other credentials issued by an accredited educational institution, as designated by the SEC; or

4.	with respect to investments in a private fund, are “knowledgeable employees” of the fund, as defined in the Investment Company Act of 1940 (the “Investment Company Act”).

The list above is non-exhaustive; prospective investors should review Rule 501 of Regulation D for more details on whether they are an “accredited investor.” If the investor is not a natural person, different standards apply. See Rule 501 of Regulation D for more details in this regard.

For purposes of determining whether a potential investor is a “qualified purchaser,” annual income and net worth should be calculated as provided in the “accredited investor” definition under Rule 501 of Regulation D. In particular, net worth in all cases should be calculated, excluding the value of an investor’s primary residence (including furnishings) and automobiles.

MARKET AND OTHER INDUSTRY DATA

This Offering Circular includes market and other industry data and estimates that are based on the Manager’s knowledge and experience in the markets in which we operate. The sources of such data generally state that the information they provide has been obtained from sources they believe to be reliable, but we have not investigated or verified the accuracy and completeness of such information. Our own estimates are based on information obtained from our and our affiliates’ experience in the markets in which we operate and from other contacts in these markets. We are responsible for all of the disclosure in this Offering Circular, and we believe our estimates to be accurate as of the date of this Offering Circular or such other date stated in this Offering Circular. However, this information may prove to be inaccurate because of the method by which we obtained some of the data for the estimates or because this information cannot always be verified with complete certainty due to the limits on the availability and reliability of raw data, the voluntary nature of the data gathering process and other limitations and uncertainties. As a result, you should be aware that market and other industry data included in this Offering Circular, and estimates and beliefs based on that data, may not be reliable.

QUESTIONS AND ANSWERS ABOUT THIS OFFERING

The following questions and answers about this Offering highlight certain material information regarding the Company and this Offering. You should read this entire Offering Circular, including the section entitled “Risk Factors,” before purchasing Shares.

Q:	What is the Company?

A:

Landa Financing LLC is a newly organized Delaware limited liability company formed to engage primarily to provide mortgages for residential real estate properties to affiliated programs managed by the parent of the Manager that are structured as series limited liability companies, including series of the Landa Series LLCs which in turn are affiliates of the Company.  The properties of the Landa Series LLCs may be existing, income-producing properties, newly constructed properties or properties under development and are expected to be offered for leasing by their respective owners. The Company’s debt investments will emphasize the payment of current returns to investors and preservation of invested capital as its primary investment objectives. The Company expects that its portfolio of investments will be secured primarily by U.S. based collateral. The Company expects to use substantially all of the net proceeds from this Offering to acquire and structure its investment portfolio.

Q:	What is a real estate investment trust, or REIT?

A:

To qualify as a REIT, an entity must qualify as a “real estate investment trust” for U.S. federal income tax purposes. As a result of such qualification, REITs are generally not subject to federal corporate income taxes on their net income that is distributed to owners of equity therein, which generally avoids “double taxation” of income to both the corporation and its shareholders. Among other requirements to qualify as a REIT, entities must make distributions to their equity owners of at least 90% of their annual ordinary taxable income.

The Company intends to qualify as a REIT for U.S. federal income tax purposes commencing with its taxable year ending December 31, 2023.

Q:	Who will choose the Company’s investments?

A:	The Company is managed by the Manager, who will make all of the Company’s investment decisions. The Manager is not a registered investment adviser.

Q:	Who is the Manager?

A:	The Manager is a wholly-owned subsidiary of Landa Holdings, which is the owner and operator of the Landa Platform through which the Company’s common shares (the “Shares”), which represent limited liability company interests in the Company, will be offered for sale to investors.

Q:	What is the Landa Platform?

A:	Landa Holdings owns and operates an online investment platform which is available on iOS and Android devices or our website at www.landa.app (the “Landa Platform”) which enables investors to browse and invest in investment offerings by the Company and various of its affiliates, to conduct transactions, transfer and receive funds, manage existing investments, and receive information relating to their investments.

Q:	How does this investment differ from traditional real estate investment opportunities?

A:	Real estate investment opportunities available to the general public have generally been limited or made less attractive as a result of various factors, including high transaction costs, a lack of transparency, and structural conflicts of interest. By combining the extensive real estate expertise of the Manager, the Manager’s technological expertise and the existing infrastructure of the Landa Platform, the Company believes that it can overcome these barriers and provide an opportunity for investors to gain exposure to a diversified portfolio of real estate investments that prioritizes preservation of capital with appropriate risk-adjusted returns.

Q:	How does this investment differ from the Landa App LLC, Landa App 2 LLC, and Landa App 3 LLC offerings?

A:	This Offering is not in a series limited liability company structure and the investor cannot select specific Properties or deals. Investment in the Offering is part of a single pool of investments that will primarily provide financing for the Properties purchased by the Landa Series LLCs, as determined by their manager, Landa Holdings, in its sole discretion.

Q:	What kind of offering is this?

A:	The Company is offering up to $75,000,000 in Shares to the public in a Tier 2 offering pursuant to Regulation A under the Securities Act. The Shares will be sold through the Landa Platform by the Company on a “best efforts, no minimum” basis.

Q:	How is an investment in the Shares different from investing in shares of a listed REIT?

A:

The principal difference between investing in the Shares and investing in shares of a listed REIT is the investors’ respective abilities to liquidate their investments. Unlike the shares of a listed REIT, the Shares are not, and are not currently expected to be, listed on a stock exchange or other trading market. As a result, unlike investors in the shares of a listed REIT, Shareholders may be unable to liquidate their investment in the Shares or, if they are able to liquidate their investment in the Shares, they may have to do so at a loss. Although the Company has adopted a redemption plan providing for periodic optional redemptions of Shares by Shareholders (subject to the limitations described in this Offering Circular), shares of a listed REIT may be better suited to the needs of an investor seeking short-term liquidity.

In addition, listed REITs are subject to enhanced disclosure and corporate governance obligations relative to the Company.

Q:	What is the purchase price per Share?

A:

For the Initial Pricing Period, the per Share purchase price for the Shares will be $10.00 per Share.  Following the Initial Pricing Period, the per Share purchase price will be determined by the Manager on the first day of each calendar quarter that follows, in accordance with the Operating Agreement, and will equal the Company’s NAV Per Share. The Company’s current NAV Per Share amount will be available for review at all times on the Landa Platform.

Q:	How will the Company’s NAV Per Share be calculated?

A:	At the end of each quarter as of one year following commencement of this Offering, employees of the Manager will perform valuations of the Company’s assets using a process that reflects (1) estimated values of each of the Company’s real estate assets and investments (including properties underlying its loans), including related liabilities, based upon any of (a) with respect to properties underlying our mortgage loans (or properties we may own), market capitalization rates, comparable sales information, interest rates, net operating income, (b) with respect to debt, default rates, discount rates and loss severity rates, (c) for properties that have development or value add plans, progress along such development or value add plan, and (d) in certain instances reports of the underlying real estate provided by an independent valuation expert, (2) the price of liquid assets for which third party market quotes are available, (3) accruals of the Company’s periodic distributions, if any, and (4) estimated accruals of the Company’s operating revenues and expenses.

Q:	How accurate will the Manager’s calculation of the Company’s NAV Per Share be?

A:	The Company intends to provide what it believes will be a reasonably accurate calculation of the Company’s NAV Per Share as of the end of each quarter as of one year following commencement of this Offering. The valuations of the Company’s assets underlying the calculation of the Company’s NAV Per Share are subject to a number of judgments and assumptions that may not prove to be accurate. Additionally, although the Manager will calculate the Company’s NAV Per Share on a quarterly basis, the Company’s NAV Per Share may fluctuate more frequently, so that the Company’s NAV Per Share in effect for any quarter and listed on the Landa Platform may not reflect the precise amount that payable for the Shares in a market transaction. Finally, the Company’s NAV Per Share in effect for any quarter and listed on the Landa Platform may not reflect all material events or conditions affecting the value of the Company’s assets to the extent that such events or conditions are not known or that their effects are not readily quantifiable.

Q:	Will Shareholders be able to redeem Shares?

A:

Yes, subject to the limitations described in this Offering Circular.

Under the redemption plan adopted by the Company, Shareholders may, on a monthly basis, no later than 20 business days prior to the end of the applicable month, request that the Company redeem at least 25.0% or more of their Shares. However, the Company intends to limit the aggregate number of Shares that may be redeemed during any calendar year to 12.0% of the weighted average number of Shares outstanding during the prior calendar year (or 1.0% per month, with excess capacity carried over to later months in the calendar year). The per Share redemption price will be calculated based on the per Share price for the Shares in effect at the end of the month of the redemption request, subject to variable price discounts depending upon when the Shares are redeemed.

The Manager may, in its sole discretion, amend, suspend, or terminate the redemption plan at any time without notice and for any reason or no reason.

For more information, see “Description of Shares – Redemption Plan”

Q:	Will any sales commissions or similar charges by payable by investors or the Company in connection with the purchase of Shares?

A:	No sales commissions or similar charges will be payable by investors or the Company in connection with any purchase of Shares in this Offering.

Q:	What fees and expenses will the Company pay to the Manager or any of its affiliates?

A:

The Company will pay the Manager the fees set forth in the section entitled “Management Compensation”, including without limitation an annual management fee (the “Management Fee”), which shall be calculated as follows: (i) for the Initial Pricing Period, the Manager will be paid an amount equal to 1.5% of the total amount raised in the immediately preceding quarter; and (ii) following the Initial Pricing Period, the Manager will be paid an amount equal to 1.5% of the NAV of the Company at the end of the immediately preceding quarter.  The Management Fee is payable quarterly in arrears.

All costs incurred by or on behalf of the Company in connection with the organization of the Company and with this Offering will be payable from the proceeds of this Offering.  The Company will reimburse the Manager or any affiliates of the Manager who incur any such expenses on behalf of the Company.  The Company will also reimburse the Manager for any out-of-pocket expenses it may incur in connection with the Company’s investments, or in connection with the engagement of any third parties to provide services to the Company. The Company will not reimburse the Manager for its overhead, payroll, utilities, technology costs or similar expenses payable by the Manager in connection with its business operations.

The expense reimbursements that we pay to the Manager include expenses incurred by Landa Holdings in the performance of services under the shared services agreement between the Manager and Landa Holdings.  See “Management—Shared Services Agreement”.

Q:	Will the Company incur indebtedness?

A:	The Company may, in the Manager’s sole discretion, enter into one or more agreements to incur indebtedness with affiliates of the Company or with any other financing party, and utilize borrowed funds for any purpose that the Manager deems appropriate, including without limitation to facilitate building a diversified investment portfolio, funding distributions and redemption payments to Shareholders, and funding the Company’s business operations.

Q:	How often will Shareholders receive distributions?

A:

The Company does not expect to make any distributions in respect of the Shares until such time as the Company’s investment portfolio is generating substantial operating cash flow. Once the Company begins to make distributions, the Company expects that the Manager will declare distributions to Shareholders on a monthly basis (or otherwise as determined by the Manager) in arrears. For the avoidance of doubt, any distributions paid by the Company, and the amount of any such distributions, will be at the sole discretion of the Manager.

Notwithstanding the foregoing, in order to qualify as a REIT, the Company must comply with certain requirements in respect of the payment of distributions. Generally, to maintain its status as a REIT, the Company will be required to make aggregate annual distributions to Shareholders of at least 90% of the Company’s REIT taxable income, computed without regard to the dividends paid deduction and excluding net capital gain. In addition to REIT qualification obligations, the Company is subject to federal income and excise taxes on its undistributed taxable income and gains. As a result, the Company expects that the Manager will also make additional distributions to avoid such taxes.

Q:	What will be the source of funds for distributions?

A:	Although the Company intends to pay distributions from the net proceeds of its investment portfolio, the Company may use other sources of funds to make distributions, including without limitation the net proceeds of this Offering, funds contributed to the Company by one or more affiliates, cash resulting from a waiver of fees or reimbursements payable to one or more affiliates of the Company, indebtedness incurred by the Company, and the issuance of additional securities by the Company.

Q:	Can Shareholders reinvest returns on their Shares?

A:

Yes. The Company has adopted an “opt out” distribution reinvestment plan (the “Distribution Reinvestment Plan”) pursuant to which Shareholders will automatically have the full amount of any distributions declared in respect of their Shares reinvested in additional Shares, which will entitle the holders of such Shares to all of the same rights as Shares purchased in this Offering, unless a Shareholder elects to opt out of participation in the Distribution Reinvestment Plan. Purchases of Shares pursuant to the Distribution Reinvestment Plan are subject to the same restrictions on eligibility set forth in this Offering Circular and will count against the maximum $75 million offering limitation in any 12-month period.

Shareholders who elect not to participate in the Distribution Reinvestment Plan will automatically receive payment in cash of any distributions declared by the Manager. Shareholders who participate in the Distribution Reinvestment Plan are free to revoke participation in the Distribution Reinvestment Plan through the Landa Platform at any time. Such revocations typically take effect within two business days following the date of election. Additionally, the Manager may, at any time in its sole discretion, terminate or suspend the Distribution Reinvestment Plan in respect of all or a portion of the Shareholders.

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Q:	Will the distribution payments I receive be taxable as ordinary income?

A:	Unless a Shareholder’s investment is held in a qualified tax-exempt account or the Company designates certain distributions as capital gain dividends, distributions that Shareholders receive generally will be taxed as ordinary income to the extent they are from current or accumulated earnings and profits. However, for taxable years beginning before January 1, 2026, subject to certain limitations non-corporate taxpayers are generally eligible for a deduction of up to 20% on most ordinary REIT dividends. The portion of any distributions payable to Shareholders in excess of current and accumulated earnings and profits is considered a return of capital for U.S. federal income tax purposes and will reduce the tax basis of their respective investments, rather than result in current tax, until their basis is reduced to zero. Return of capital distributions made to Shareholders in excess of their respective tax basis in their Shares will be treated as sales proceeds from the sale of their Shares for U.S. federal income tax purposes. Distributions the Company designates as capital gain dividends will generally be taxable at long-term capital gains rates for U.S. federal income tax purposes. However, because each investor’s tax considerations are different, investors should consult with their tax advisors in connection with any investment in Shares.

Q:	Who can buy Shares?

A:	Only investors who satisfy one of the following criteria may purchase Shares in this Offering:

●	“accredited investors” under Rule 501(a) of Regulation D; and

●	all other investors, so long as, for non-accredited investors, their investment in the Shares does not represent more than 10% of the greater of their annual income or net worth (for natural persons), or 10% of the greater of annual revenue or net assets at fiscal year-end (for non-natural persons).

Net worth in all cases should be calculated excluding the value of an investor’s home, home furnishings and automobiles. The Company reserves the right to reject any investor’s subscription in whole or in part for any reason, including if the Company, or the Manager on behalf of the Company, determines in its sole and absolute discretion that such investor does not satisfy either of the foregoing criteria.

Q:	How can investors buy Shares?

A:	Investors can purchase Shares in this Offering through the Landa Platform. Each investor will need to electronically execute a subscription agreement substantially in the form attached to the offering statement of which this Offering Circular is a part as Exhibit 4.1 (the “Subscription Agreement”), and pay the full purchase price of any purchased Shares upon subscribing.

Q:	Is there any minimum investment required?

A:	No. Each investor can purchase any amount of shares, starting at 1 share. Notwithstanding the foregoing, the Manager may, in its sole discretion, waive or modify the minimum investment requirements.

Q:	May investors make an investment through an IRA or other tax-deferred retirement account?

A:	Investors may make investments through IRAs or other tax-deferred retirement accounts. In making such investments, investors should consider (1) whether the investment is in accordance with the documents and instruments governing the applicable IRA, plan or other retirement account, (2) whether the investment would constitute a prohibited transaction under applicable law, (3) whether the investment satisfies the fiduciary requirements associated with the applicable IRA, plan or other retirement account, (4) whether the investment will generate unrelated business taxable income (“UBTI”) to the applicable IRA, plan or other retirement account, and (5) whether there is sufficient liquidity for such investment under the applicable IRA, plan or other retirement account. You should note that an investment in the Shares will not, in itself, create a retirement plan and that, in order to create a retirement plan, investors must comply with all applicable provisions of the Internal Revenue Code of 1986, as amended (the “Code”).

Q:	Is there any minimum initial amount of Shares required to be sold?

A:	No.

Q:	How will the Company utilize the proceeds of this Offering?

A:

The Company expects to use substantially all of the net proceeds of this Offering to invest in real estate investment opportunities and finance real estate investment opportunities, primarily in loans to series of Landa Series LLCs.

Additionally, the Company may utilize proceeds of this Offering to pay fees owing to the Manager and any applicable third parties, to reimburse costs and expenses incurred by the Manager or any of its affiliates on behalf of the Company, and to fund distributions to Shareholders.

Q:	How long will this Offering last?

A:	The Company expects that this Offering will remain open for investors until terminated by the Manager at any time in its sole discretion.

Q:	How will Shareholders be able to track their investments in the Shares?

A:	The Company will provide Shareholders with periodic updates on the performance of their investment, including:

●	an annual report;

●	a semi-annual report;

●	current reports, as required under 17 C.F.R. Section 230.257(b)(4);

●	supplements to this Offering Circular, if there is material information to disclose to Shareholders; and

●	other reports that the Company may file or furnish to the SEC from time to time.

The Company will provide this information to the Shareholders by filing such information with the SEC, in which case it will be available on the SEC’s website at www.sec.gov, on the Landa Platform, via e-mail, or, upon your consent, via U.S. mail.

Q:	When will Shareholders receive tax information regarding their investments in the Shares?

A:	The Company will provide Form 1099-DIV tax information, if required, to Shareholders by January 31 of the year following each taxable year.

Q:	May retirement plans / accounts invest in the Company?

A:

The Company has determined that plans and other entities that are subject to the provisions of Title I of the U.S. Employee Retirement Income Security Act of 1974, as amended (“ERISA”) will not be allowed to purchase Shares. Non-ERISA Plans (defined below), including individual retirement accounts (“IRAs”), may invest in Shares subject to certain conditions. See “Retirement Plan Considerations” for more information.

Q:	Who can prospective investors contact for additional information about the Offering?

A:

For questions about the Offering, or for additional copies of this Offering Circular, please contact the Company at:

Landa Financing LLC

6 W 18th street,

New York, NY 10022

Attn: Investor Relations

Email: ir@landa.app

OFFERING SUMMARY

This offering summary highlights material information regarding the Company’s business and this Offering. Because it is a summary, it may not contain all relevant information regarding the Offering that is important to you. To understand this Offering fully, you should read the entire Offering Circular carefully, including the section entitled “Risk Factors” before making a decision to invest in the Shares.

The Company

Landa Financing LLC (the “Company”) is a newly organized Delaware limited liability company formed to finance real estate-related investments. The Company initially intends to provide mortgage loans primarily in related party transactions to individual series limited liability companies that are managed by the parent of the Manager, specifically to series of the Landa Series LLCs, which in turn are managed by Landa Holdings, the parent company of the Manager. The Manager’s real estate team has experience investing in real estate across different cycles, property types and risk profiles. Thus, the Company may make loans to a wide variety of residential properties including single-tenant, multifamily and other real properties, including to borrowers that are not affiliated with the Manager. The properties owned by the Landa Series LLCs may be existing, income-producing properties, newly constructed properties or properties under development and are expected to be offered for leasing by their respective owners.

The Company currently intends to use substantially all of the net proceeds from this Offering to acquire and structure its investment portfolio.

The Company intends to operate in a manner that will allow it to qualify as a REIT for U.S. federal income tax purposes. Among other requirements, REITs are required to distribute to the holders of their equity interests of at least 90% of their annual REIT taxable income (computed without regard to the dividends paid deduction and excluding net capital gain).

The Company’s office is located at 6 W 18th street, New York, NY 10011. The Company’s e-mail address is ir@landa.app. Information regarding the Company is also available on the Landa Platform and at www.landa.app.

Investment Strategy

The Company intends to use substantially all of the net proceeds of this Offering to engage primarily in real estate investment opportunities and finance real estate investments secured by the underlying Property, which we expect will be primarily in mortgage loans to series of Landa Series LLCs, which in turn are managed by Landa Holdings, the parent of the Manager. The Manager’s real estate team has experience investing in real estate across different cycles, property types and risk profiles. Thus, the Company may directly or indirectly invest in a wide variety of residential properties including single-tenant, multifamily and other real properties. The properties of the Landa Series LLCs may be existing, income-producing properties, newly constructed properties or properties under development and are expected to be offered for leasing by their respective owners. The Company’s debt investments will emphasize the payment of current returns to investors and preservation of invested capital as its primary investment objectives. The Company expects that its portfolio of loans will be secured primarily by U.S. based collateral.

With respect to loans we make to series of Landa Series LLCs that do not yet own Properties, the initial loan amount is expected to be equal to 100% of the acquisition cost of a Property. Each such series will be conducting an offering, with the proceeds of such offering being used to prepay a portion of our loan to bring the loan to value ratio for our loan down to approximately 65%. There can be no assurance that a series of the Landa Series LLCs will conduct its offering or that the proceeds of such offering will be sufficient to pay down our loan to achieve a 65% loan to value ratio.

With respect to loans we make to series of the Landa Series LLCs that already own Properties, we expect to use a portion of the net proceeds of the Offering to refinance existing debt of such series held by third parties and secured by the Properties. Following such refinancing, the Company may own all outstanding debt of such series, or only part of such debt, which may be subordinate to remaining third party debt. The target loan to value ratio for such refinanced loans is also 65%.

See “Investment Objectives and Strategy – Investment Strategy” for a description of the terms of our loans to the Landa Series LLCs.

Investment Objectives

The Company’s investment objectives are:

●	to grow net cash from operations so that an increasing amount of cash flow is available for distributions to Shareholders;

●	to enable Shareholders to realize returns on their investments by making distributions to Shareholders; and

●	to preserve, protect and return Shareholders’ initial investments.

The Company may also seek to realize growth in the value of its investments by timing their liquidation to maximize value.

Market Opportunities

We believe that residential real estate provides one of the most attractive risk/reward investment profiles of any asset class due to its demonstrable performance over long periods of time through various economic cycles. We believe that the real estate backed loans that we are targeting provide the correct return profile for the risk our investors are taking.

The Manager

Landa Management LLC (the “Manager”), will make all of the decisions regarding the selection, negotiation, financing and disposition of the Company’s investments, subject to the limitations set forth in the Operating Agreement, and will provide various other services, including asset management, marketing and administrative services, to the Company.

Shared Services Agreement

The Manager has entered into a shared services agreement with Landa Holdings pursuant to which the Manager is provided with access to, among other things, Landa Holdings’ portfolio management, asset valuation, risk management and asset management services as well as administration services addressing legal, compliance, investor relations and information technologies necessary for the performance by the Manager of its duties under the Operating Agreement. See “Management—Shared Services Agreement”.

About the Landa Platform

Landa Holdings, the parent company of the Manager, owns and operates an online investment platform which is available on iOS and Android devices or our website at www.landa.app (the “Landa Platform”), through which the Shares will be offered for sale to investors.

Transfer Agent and Registrar

The Manager intends to retain Securitize LLC (the “Transfer Agent”) as transfer agent and registrar for the Shares.

Management Compensation

The Manager and its affiliates will receive fees and expense reimbursements for services relating to this Offering and the investment and management of the Company’s assets. The items of compensation are summarized in the following table. Neither the Manager nor its affiliates will receive any sales commissions or dealer manager fees in connection with the offer and sale of the Shares.

Form of Compensation and Recipient	Determination of Amount	Estimated Amount

Organization and Offering Expenses –Manager or Other Affiliate	The Company will reimburse the Manager and any applicable affiliates thereof for organization and offering expenses and for any future organization and offering expenses they may incur on behalf of the Company. The Manager may, in its sole discretion, suspend or waive, in whole or in part, the reimbursement by the Company of all or any portion of any such operating expenses incurred by the Manager on behalf of the Company.	The Company expects its organization and offering expenses to be approximately $250,000 in the aggregate.

Management Fee – Manager

The Management Fee is calculated as follows: (i) for the Initial Pricing Period, the Manager will be paid an amount equal to 1.5% of the total amount raised in the immediately preceding quarter; and (ii) following the Initial Pricing Period, the Manager will be paid an amount equal to 1.5% of the NAV of the Company at the end of each of the immediately preceding quarter.  The Management Fee is payable quarterly in arrears.  The Management Fee may be suspended, or waived, in whole or in part, in the sole discretion of the Manager.  All or any portion of the Management Fee which is so deferred, suspended or waived will be deferred without interest and may be payable in any succeeding quarter as the Manager may determine in its sole discretion.

Actual amounts are dependent upon a variety of factors relating to the Company’s investment opportunities. We cannot determine these amounts, or a reasonable estimate thereof, at the present time.

Other Operating Expenses — Manager or Other Affiliate

The Company will reimburse the Manager for out-of-pocket expenses paid by the Manager to third parties who provide services to the Company, including without limitation the Company’s independent accountants. Such reimbursements will not include the Manager’s overhead, payroll, utilities, technology costs or similar expenses payable by the Manager in connection with its business operations. The Manager may, in its sole discretion, suspend or waive, in whole or in part, the reimbursement by the Company of all or any portion of any such operating expenses incurred by the Manager on behalf of the Company.

The expense reimbursements that we pay to the Manager also include expenses incurred by Landa Holdings in the performance of services under the shared services agreement between the Manager and Landa Holdings, including any increases in insurance attributable to the management or operation of our Company.

We cannot determine these amounts, or a reasonable estimate thereof, at the present time.

Origination Fees and Other Fees Associated with Investments – Manager or Other Affiliate	The Manager or its affiliates may charge fees to borrowers in connection with the Company’s investments, including without limitation origination fees, upfront fees, exit fees, and lender discount points. The Manager or its affiliates will be entitled to retain the full amount of any such fees.	Actual amounts are dependent upon a variety of factors relating to the Company’s investment opportunities. We cannot determine these amounts, or a reasonable estimate thereof, at the present time.

Extension and modification fees may be collected from counterparties and payable to the Manager in its capacity as the servicer of the applicable asset. In the loan context, such fees are typically between one and three percent (1-3%) of the original or outstanding underlying loan amount, but could be higher depending on market rates and conditions. The Company will pay to the Manager the full amount of any such fees.

Investment processing and other documentation fees, including without limitation underwriting fees, appraisal fees, title fees, inspection fees, escrow fees, environmental assessment fees, administration fees and other similar charges, may be collected from counterparties and payable to the Manager or its affiliates at prevailing industry rates. The Manager or its affiliates will be entitled to retain, or the Company will pay to such party, the full amount of any such fees.

Platform Fee – Landa Holdings	The Company will pay Landa Holdings a fee in connection with the Company’s use of the Landa Platform on an annual basis in an amount equal to 0.50% of the Company’s NAV as of the end of the applicable year.	Actual amounts are dependent upon a variety of factors relating to the Company’s investment opportunities. We cannot determine these amounts, or a reasonable estimate thereof, at the present time.

ACH Transfer Fees - Manager	Investors can select between same-day ACH or standard ACH transfer timing. If an investor chooses standard ACH transfer timing (3-5 business days), the Manager pays all ACH fees on behalf of investors. If an investor chooses same-day ACH, the Manager may charge a fee of up to $1.99 for such ACH transfers.	We cannot determine these amounts, or a reasonable estimate thereof, at the present time.

Repayment of Affiliate Loans – Manager, Sponsor or Other Affiliate	The loan proceeds of the Company’s loans to series of the Landa Series LLCs may be used by such entities to repay mortgage loans encumbering the Properties that were previously provided by the Manager or Sponsor.	We cannot determine these amounts, or a reasonable estimate thereof, at the present time.

Risk Factors

Investing in the Shares involves a high degree of risk. Prospective investors should carefully review the section entitled “Risk Factors”, which contains a detailed discussion of material risks related to an investment in the Shares.

Conflicts of Interest

The Manager and its employees may experience conflicts of interest in connection with the management of the Company’s business. See the section entitled “Conflicts of Interest” for more information. Some of the material conflicts that the Manager and its employees may face include the following:

●	The Manager is a wholly-owned subsidiary of Landa Holdings, which is the manager of each of the individual series of the Landa Series LLCs to whom the Company expects to make loans secured by Properties owned by their respective series of the Landa Series LLCs. The terms of such loans will not be negotiated at arm’s length. As a result, the Manager will face conflicts of interest in the negotiation of such loan terms and, should any series of the Landa Series LLCs to whom the Company has made such a loan default on such loan, the Manager will face a conflict of interest with respect to enforcement of the loan, including with respect to enforcement against collateral Properties owned by such series.

●	Allocation by the Manager and its employees of potential investment opportunities among the Company and its affiliates.

●	Allocation by the Manager and its employees of their time among the Company, affiliates of the Company, and any other companies or activities in which they are involved.

●	The Manager may, without Shareholder consent unless otherwise required by law or the Operating Agreement, determine that the Company should merge or consolidate into or with another entity, including without limitation one or more of the Company’s affiliates.

●	The terms of the Operating Agreement (including compensation payable to the Manager and its affiliates) were not negotiated at arm’s length.

Distributions

The Company does not expect to make any distributions in respect of the Shares until such time as the Company’s investment portfolio is generating substantial operating cash flow. Once the Company begins to make distributions, the Company expects that the Manager will declare distributions to Shareholders on a monthly basis (or otherwise as determined by the Manager) in arrears. Distributions will be paid to Shareholders as of the record dates selected by the Manager.

For the avoidance of doubt, any distributions by the Company, and the amount of any such distributions, will be at the sole discretion of the Manager.

Notwithstanding the foregoing, in order to qualify as a REIT, the Company must comply with certain requirements in respect of the payment of distributions. Generally, to maintain its status as a REIT, the Company will be required to make aggregate annual distributions to Shareholders of at least 90% of the Company’s REIT taxable income, computed without regard to the dividends paid deduction and excluding net capital gain. In addition to REIT qualification obligations, the Company is subject to federal income and excise taxes on its undistributed taxable income and gains. As a result, the Company expects that the Manager will also make additional distributions to avoid such taxes.

Although the Company intends to pay distributions from the net proceeds of its investment portfolio, the Company may use other sources of funds to make distributions, including without limitation the net proceeds of this Offering, funds contributed to the Company by one or more affiliates, cash resulting from a waiver of fees or reimbursements payable to one or more affiliates of the Company, indebtedness incurred by the Company, and the issuance of additional securities by the Company. The use of some or all of these alternative sources of funds to make distributions may reduce the amount of capital available for the Company to invest and, in turn, negatively impact Shareholders’ returns and the value of their investments in the Shares. The Company has not established limits on the amounts of various sources of funding that it may use to fund distributions. There can be no assurance that the Company’s future cash flow will support payments of distributions at any particular level or at all.

Distributions paid to Shareholders will constitute a return of capital to the extent that such distributions exceed the Company’s current and accumulated earnings and profits as determined for tax purposes.

Redemption Plan

Although we do not currently intend to list the Shares for trading on a stock exchange or other trading market, we have adopted a redemption plan designed to provide our investors with limited liquidity for their investment in our Shares.

Under the redemption plan adopted by the Company, Shareholders may, on a monthly basis, no later than 20 business days prior to the end of the applicable month, request that the Company redeem at least 25.0% or more of their Shares. However, the Company intends to limit the aggregate number of Shares that may be redeemed during any calendar year to 12.0% of the weighted average number of Shares outstanding during the prior calendar year (or 1.0% per month, with excess capacity carried over to later months in the calendar year). The per Share redemption price will be calculated based on the per Share price for the Shares in effect at the end of the month of the redemption request, subject to variable price discounts depending upon when the Shares are redeemed.

The Manager may, in its sole discretion, amend, suspend, or terminate the redemption plan at any time without notice and for any reason or no reason.

For more information, see “Description of Shares – Redemption Plan”

Borrowing Policy

The Company may, in the Manager’s sole discretion, enter into one or more agreements to incur indebtedness with affiliates of the Company or with any other financing party, and utilize borrowed funds for any purpose which the Manager deems appropriate, including without limitation to facilitate building a diversified investment portfolio, funding distribution and redemption payments to Shareholders, and funding the Company’s business operations.

In the event that the Company incurs indebtedness, its exposure to adverse general economic conditions would be heightened. Debt service obligations would reduce the amount of funds available for distribution, and in the event of a default by the Company on any obligations in respect of any indebtedness that it has incurred, the applicable lender may exercise any available rights and remedies in respect of any assets of the Company securing the indebtedness.

Valuation Policies

At the end of each quarter as of one year following commencement of this Offering, employees of the Manager will perform valuations of the Company’s assets using a process that reflects (1) estimated values of each of the Company’s real estate assets and investments (including properties underlying its loans), including related liabilities, based upon any of (a) with respect to properties underlying our mortgage loans (or properties we may own), market capitalization rates, comparable sales information, interest rates, net operating income, (b) with respect to debt, default rates, discount rates and loss severity rates, (c) for properties that have development or value add plans, progress along such development or value add plan, and (d) in certain instances reports of the underlying real estate provided by an independent valuation expert, (2) the price of liquid assets for which third party market quotes are available, (3) accruals of the Company’s periodic distributions, if any, and (4) estimated accruals of the Company’s operating revenues and expenses. The Manager may, in its sole discretion, engage one or more independent valuation experts with expertise in appraising real estate and real estate-related assets to provide annual valuations of some or all of the Company’s assets to facilitate the calculation of the Company’s NAV. Note, however, that the determination of our NAV is not based on, nor intended to comply with, fair value standards under GAAP (as defined below), and such NAV may not be indicative of the price that we would receive for our assets at current market conditions.

The valuations of the Company’s assets underlying the calculation of the Company’s NAV Per Share are subject to a number of judgments and assumptions that may not prove to be accurate. Additionally, although the Manager’s employees will calculate the Company’s NAV Per Share on a quarterly basis as of one year following commencement of this Offering, the Company’s NAV Per Share may fluctuate more frequently, so that the Company’s NAV Per Share in effect for any quarter and listed on the Landa Platform may not reflect the precise amount that’s payable for the Shares in a market transaction. Finally, the Company’s NAV Per Share in effect for any quarter and listed on the Landa Platform may not reflect all material events or conditions affecting the value of the Company’s assets to the extent that such events or conditions are not known or that their effects are not readily quantifiable.

Quarterly NAV Share Price Adjustments

For the Initial Pricing Period, the per Share purchase price for the Shares will be $10.00 per Share. Following the Initial Pricing Period, the per Share purchase price will be determined by the Manager on the first day of each calendar quarter that follows, in accordance with the Operating Agreement, and will equal the Company’s NAV Per Share.

The Company’s current NAV Per Share amount will be available for review at all times on the Landa Platform.

Liquidity Event

The Company may engage in one or more Liquidity Transactions (defined below), consisting of a sale or partial sale of its assets, a sale or merger of the Company, a consolidation transaction with an affiliate, a listing of the Shares on a national securities exchange, merger or consolidation with another entity, or a similar transaction (each, a “Liquidity Transaction”), at any time in the Manager’s sole discretion.

Voting Rights

The Shareholders will have voting rights only with respect to certain matters, primarily relating to amendments to the Operating Agreement that would adversely affect the rights of the Shareholders.

The Operating Agreement vests all other authority to manage the operations of the Company and to make decisions relating to the Company’s assets and investments in the Manager.

RISK FACTORS

An investment in the Shares involves substantial risks. Prospective investors should carefully consider the following risk factors in addition to the other information contained in this Offering Circular before purchasing Shares. The occurrence of any of the following risks might cause Shareholders to lose all or apportion of their investments. The risks and uncertainties discussed below are not the only risks relevant to an investment in the Shares. Some statements in this Offering Circular, including statements in the following risk factors, constitute forward-looking statements. Please refer to the section entitled “Statements Regarding Forward-Looking Information.”

Risk factors pertaining to our Company generally fall within the following broad areas:

●	Risks Related to an Investment in the Company

●	Risks Related to the Landa Platform

●	Risks Related to Compliance and Regulation

●	Risks Related to Conflicts of Interest

●	Risks Related to the Company’s Investments

●	Risks Related to the Company’s Organization and Structure

●	Risks Related to the Company’s Status as a REIT

●	Risks Related to Non-ERISA Plans

Risks Related to an Investment in the Company

Investments in the Shares are risky and speculative.

The Shares offered pursuant to this Offering are risky and speculative investments and are not guaranteed. As there is no guarantee that an investment will be profitable or repaid, prospective investors should not invest in the Shares if they cannot afford to lose the entire amount of their investment.

The Company may fail to satisfy its investment objectives, or the Company’s investments may fail to perform as anticipated. Shareholders’ ability to realize a return on the Shares may be adversely affected by, among other things:

●	the performance of the Company’s investments;

●	the current rise in interests rates;

●	general economic conditions, including the effects of any recessionary trends or shifts in the residential real estate market;

●	fraud, misrepresentation or conversion by any third party in connection with the Company’s investments;

●	the application of changes in applicable laws or regulations;

●	claims or disputes regarding the Company or its assets and investments;

●	erroneous assessment, valuation or estimate of the expected value of the Company’s assets.

Any of these events could materially adversely affect the Company’s financial condition and results of operations, which in turn could materially adversely affect the value of the Shares and the ability of the Company to make distributions to Shareholders. The Company may not maintain insurance covering losses in respect of all of its investments.

There is currently no public trading market for the Shares.

There is currently no public trading market for any of the Shares, and an active market may not develop or be sustained. If an active public trading market for the Shares does not develop or is not sustained, it may be difficult or impossible for you to resell your interests at any price, unless the securities are registered in that state or qualify for an exemption from registration. Even if a public market does develop, the market price could decline below the amount you paid for your Shares. Until the Shares are listed, if ever, Shareholders may not sell their Shares unless the prospective buyer meets the applicable suitability and minimum purchase standards described in this Offering Circular. In addition, the Operating Agreement prohibits the ownership by a single Shareholder of more than 9.8% in value or number of the Shares, whichever is more restrictive, unless exempted by the Manager, which may discourage large investors from purchasing Shares.

Shareholders will be limited in their ability to redeem Shares pursuant to the Company’s redemption plan.

We adopted a redemption plan, whereby Shareholders may, on a monthly basis, no later than 20 business days prior to the end of the applicable month, request that the Company redeem at least 25.0% or more of their Shares. However, the Company intends to limit the aggregate number of Shares that may be redeemed during any calendar year to 12.0% of the weighted average number of Shares outstanding during the prior calendar year (or 1.0% per month, with excess capacity carried over to later months in the calendar year). In addition, the Manager reserves the right to reject any redemption request for any reason or no reason or to amend, suspend or terminate the redemption plan without notice. Therefore, Shareholders may not have the opportunity to make a redemption request prior to termination by the Manager of the redemption plan. Moreover, Shares redeemed by the Company pursuant to the redemption plan will be redeemed at a discount as described in this Offering Circular.

The Company has no prior operating history, and the prior performance of the Manager or any affiliates thereof may not predict the Company’s future results.

The Company was recently formed and has no operating history, and the Manager has not conducted any similar offerings prior to the commencement of this Offering. As of the date of this Offering Circular, the Company has not made any investments, and prior to the commencement of this Offering, the Company has no assets. Prospective investors should not assume that the Company’s performance will be similar to the past performance of the Manager or any affiliate of the Company. The Company’s lack of operating history significantly increases the risk and uncertainty prospective investors face in making an investment in the Shares, including the risk that shareholders may be unable to liquidate their investment in the Shares.

Shareholders will have limited ability to take part in the management of the Company and will be relying on the Manager to do so.

The Company will be managed by the Manager. Except as otherwise provided in the Operating Agreement, Shareholders will have no right or power to take part in the management of the Company and will have no effective means of influencing day-to-day actions of or the conduct of the affairs of the Company. If for any reason, key employees of the Manager become unavailable to manage the Company, the Company and the Shareholders may be materially harmed due to the unique knowledge or skill of such principal(s) that is no longer available.

Principals and employees of the Manager and Landa Holdings may be required to divert their time and resources due to obligations they have to other clients.

Principals and employees of the Manager and Landa Holdings serve or may serve as officers, directors or principals of entities that operate in the same or a related line of business as the Company or the Manager. In serving in these multiple capacities, such principals and employees may have obligations to other parties, the fulfillment of which may not be in the best interests of the Company, the Manager, or the Shareholders. Principals and employees of the Manager and Landa Holdings may have conflicts of interest in allocating their time and resources between this Offering and the management of the Company, and other activities in which they are or may become involved, including the management of other investment vehicles on the Landa Platform. Principals and employees of the Manager and Landa Holdings will devote only as much of its or their time and resources to the Company’s business as they, in their judgment, determine is reasonably required, which may be substantially less than their full time and resources.

The Shareholders will not be afforded the substantive protections of the Investment Company Act.

The Company is operated and structured so as not to be required to register as an investment company under the Investment Company Act of 1940, as amended (the “Investment Company Act”). As a result, the Shareholders will not be, and should not expect to be, afforded the substantive protections of the Investment Company Act. If the Company is deemed to be required to register as an investment company under the Investment Company Act, it could affect the Company’s business to a material degree.

Concentrations of risk with respect to the Company’s investments could negatively impact the Company’s financial condition and results of operations.

Although the Company intends to build a diversified portfolio of investments, there can be no assurance that certain concentrations of risk relating to individual investments, counterparties, geographic regions, types of investments, or other factors will not occur from time to time. As a result, the occurrence of a single event or condition may have a disproportionate, and potentially significant, impact on the Company’s financial condition and results of operations. Such concentration of risk may reduce revenues, result in losses in the event of unfavorable market movements, market conditions or fraud, among other things, and may negate potential benefits to be gained from diversification in other respects.  Accordingly, concentration of any kind may negatively impact the Company’s financial condition and results of operations.

The Company, the Manager and their affiliates are subject to the risks of litigation.

Each of the Company, the Manager, and each of their affiliates are exposed to the risk of litigation by third parties and other investors for any allegations (warranted or otherwise) in connection with their business operations and activities. It is impossible for the Company, the Manager or any of their affiliates to foresee what allegations may be brought by any such parties, and the Company, the Manager and their affiliates will seek to avoid litigation, if, in such party’s judgment, the circumstances warrant an alternative resolution. If an allegation is brought or litigation is commenced against the Company, the Manager or any of their affiliates, such party will incur legal fees and costs to respond to the allegations and to defend any resulting litigation. If the Company, the Manager or any of their affiliates are required to incur such fees and costs or are subject to any unfavorable judgments, this could have an adverse effect on the Company’s business operations and the value of the Shares.

If the Company or the Manager became subject to federal or state securities laws governing broker-dealers, their abilities to conduct their respective businesses could be materially and adversely affected.

Both federal and state laws heavily regulate the manner in which “broker-dealers” are permitted to conduct their business activities. The Company and the Manager are each structured and operated so as not to be characterized as a broker-dealer, and each of the foregoing believes that neither is engaged in the business of (i) effecting transactions in securities for the account of others as described or (ii) in buying and selling securities for its own account, through a broker or otherwise, each as described under the Exchange Act or any similar provisions under state law. If, however, the Company or the Manager is deemed to be a broker-dealer under the Exchange Act, it may be required to institute compliance requirements and its activities may be restricted, which could affect the Company’s business to a material degree.

The Company may incur indebtedness to fund its operations.

The Company may incur indebtedness to fund its operations, including without limitation to fund distributions to Shareholders and to finance the Company’s investment portfolio. The exact amount of leverage accessed by the Company will depend on many factors, including the amount of collateral required to be posted, and availability and cost from financing providers. The amount of borrowings which the Company may have outstanding at any time may be significant in relation to its capital. The use of leverage exposes the Company to a higher degree of additional risks, including: (i) greater losses from investments than would otherwise have been the case had it not used leverage; (ii) collateral requirements that may force premature liquidations of assets at disadvantageous prices and at times and in a manner that may exacerbate losses; and (iii) losses on investments where the investment fails to earn a return that equals or exceeds their respective costs of leverage. The use of leverage may expose the Company to larger losses (including the loss of value of an entire investment) as the result of relatively small adverse market movements. In the event of a sudden, precipitous drop in value of the Company’s assets, the Company might not be able to liquidate assets quickly enough to repay its borrowings, further magnifying the losses incurred. Additionally, there can be no guarantee that leverage will be obtained on favorable terms (or at all).

There are risks associated with indemnification of certain persons by the Company.

Under the Operating Agreement, the Company will indemnify the Manager and its affiliates (excluding the Company), each agent selected by them, each member, manager, shareholder, partner, director, trustee, officer and employee of any of the foregoing, and each of their respective successors and assigns, and each person who previously served in such capacity (collectively, the “Covered Persons”) from and against any and all claims arising out of the management and operation of the Company, except for claims arising out of the fraud, gross negligence, bad faith or willful misconduct of a Covered Person. Covered Persons will have no liability to the Company for a mistake or error in judgment or for any act or omission believed to be within their scope of authority unless such mistake, error of judgment or act or omission was made, performed or omitted by the Covered Persons fraudulently or in bad faith or constituted gross negligence. As a result, a Shareholder’s right to bring an action against a Covered Person may be severely limited. Additionally, amounts payable by the Company in respect of its indemnification obligation will reduce the Company’s NAV and, in turn, reduce the value of the Shares.

If the Company pays distributions to Shareholders from sources other than its cash flow from operations, the Company will have less funds available for investments and Shareholders’ overall returns will be reduced.

Although the Company intends to pay distributions to Shareholders from the net proceeds of its investment portfolio, the Company may use other sources of funds to make distributions, including without limitation the net proceeds of this Offering, funds contributed to the Company by one or more affiliates, cash resulting from a waiver of fees or reimbursements payable to one or more affiliates of the Company, indebtedness incurred by the Company, and the issuance of additional securities by the Company. Until such time as the net proceeds of this Offering are fully invested, and from time to time thereafter, the Company may not generate sufficient cash flow from operations to fund distributions. If the Company pays distributions to Shareholders from any source other than its cash flow from operations, the Company will have less funds available for investment, and the overall returns to Shareholders may be reduced. There can be no assurance that the Company’s investment portfolio will ever generate sufficient net proceeds, or that the Company will obtain sufficient funds from one or more other sources to make any distributions to Shareholders. Furthermore, all distributions will be made in the sole and absolute discretion of the Manager. Regardless of the Company’s operating proceeds or other sources of funds, the Manager may, for a variety of reasons, elect not to declare distributions as anticipated, or at all.

In a bankruptcy or similar proceeding of the Company, there may be uncertainty regarding the rights of Shareholders, if any, to access funds sent to the Company.

If the Company became a debtor in a bankruptcy proceeding, the legal right to administer the Company’s funds would generally vest with the bankruptcy trustee or debtor in possession. In that case, a Shareholder may have to seek a bankruptcy court order lifting the automatic stay and permitting the Company to make distributions or any other payments to Shareholders. Shareholders may suffer delays in or be prevented from receiving any amount in respect of their investment in Shares from the Company as a result.

Disruptions in the financial markets or deteriorating economic conditions could adversely impact real estate markets and, in turn, real estate-related investments generally, which could hinder the Company’s ability to implement its business strategy and make distributions to Shareholders.

The Company intends to engage primarily in residential real estate investment opportunities including first mortgage loans, subordinate mortgage loans, and other similar debt investments. General macroeconomic conditions, as well as local and regional economic conditions, may greatly increase the risks of these investments. The value of the Company’s investments could be harmed by economic slowdowns and downturns in real estate asset values, property sales and leasing activities. Economic slowdown or recession, increases in interest rates, declining employment levels, decreasing demand for real estate, declining real estate values, or the public perception that any of these events may occur, may materially adversely affect the value of the Company’s investments.

During an economic downturn, it may also take longer for the Company to dispose of assets, or the price of such assets may be lower than anticipated. As a result, the value of the Company’s investments may become impaired and the Company could record losses as a result of such impairment. In the event that the Company incurs leverage, its exposure to adverse general economic conditions would be heightened.

All of the conditions described above could adversely impact the Company’s business performance and financial condition, which could result in failure by the Company to make distributions to Shareholders and could decrease the value of an investment in the Shares. In addition, such conditions could impair the Company’s ability to satisfy any applicable debt service obligations when and as they come due. In such an event, the applicable lenders will be entitled to proceed against any assets of the Company pledged to such lenders as security for the defaulted indebtedness.

The Company may suffer from delays in locating suitable investments, which could limit the Company’s ability to make distributions and lower overall returns to Shareholders.

The Company relies upon the Manager and its employees to review mortgage financing opportunities to the Landa Series LLCs and other potential borrowers. To the extent that the Manager and its employees face competing demands upon their time and competition for investment allocations, the Company may be subject to delays in establishing a diversified investment portfolio.

The current market for real estate and real-estate related investments that meet the Company’s investment objectives is also highly competitive. There can be no assurance that the Company will be able to provide mortgage loan financing utilizing all of the net proceeds of this Offering as anticipated.

To the extent that the Company invests in development, rehabilitation or repositioning projects which are under construction, it may take several months before such assets begin generating returns for the Company and, in turn, before the Company is able to make distributions of returns on such investments.

Delays in building the Company’s lending portfolio would likely limit the Company’s ability to make distributions to Shareholders. Similar concerns may arise in the event of prepayments, maturities or sales of its investments.

If the Company is unable to locate suitable lending opportunities of the type anticipated in this Offering Circular, the Company may invest the proceeds in short-term assets in a manner that is consistent with the Company’s qualification as a REIT. If the Company continues to be unsuccessful in locating suitable lending opportunities, it may ultimately liquidate its assets. In the event that the Company is unable to timely locate suitable opportunities, it may be unable or limited in its ability to pay distributions to Shareholders and may not be able to meet its investment objectives.

You will not have the opportunity to evaluate the Company’s investments before it makes them.

The Company expects to primarily invest in mortgage loans to affiliates of the Manager as such opportunities become available through the Landa Series LLCs. However, except for financings and investments that may be described in supplements to this Offering Circular filed with the SEC prior to the date an investor subscribes for Shares, prospective investors will have no opportunity to evaluate the terms of any transactions or other economic or financial data concerning the Company’s financings and investments. Generally, prospective investors will have to rely entirely on the ability and expertise of the Manager and any third parties the Manager may engage. There can be no assurance that the Manager will be successful in obtaining suitable investments for the Company.

The Manager does not have a strong incentive to avoid losses, relative to managers that have made significant equity investments in their companies.

Neither the Manager nor any of its affiliates have made substantial investments in the Company. As a result, the Manager and its affiliates will have no direct financial exposure to losses in the value of the Shares. Without such risk of loss, the Manager may have relatively less of an incentive to avoid a decrease in value of the Shares relative to managers who have made significant equity investments in their companies.

The amount of funds that the Company raises in connection with this Offering will limit the number and type of investments that the Company is able to make.

Under Regulation A, the Company is only permitted to raise up to $75,000,000 in any 12 month period. Additionally, this Offering is being made on a “best efforts, no minimum” basis, and there can be no assurance that the Company will receive any net proceeds from this Offering. The Company’s investment opportunities will be limited by its available capital. As a result, the Company may not be able to substantially diversify its portfolio of investments, in which case there will be a greater risk that a single asset’s performance may disproportionately affect the Company’s financial condition and results of operations, or may not be able to invest in certain assets which may promise more attractive returns or different risk profiles than the Company’s investments.

Any adverse changes in the Manager’s financial health or the Company’s relationship with the Manager or its affiliates could hinder the Company’s operating performance and the return on the Shares.

The Manager will manage the Company’s operations and investment portfolio. The Company’s ability to achieve its investment objectives and to pay distributions to Shareholders is dependent upon the performance of the Manager’s employees. Any adverse changes in the financial condition of the Manager could hinder the Manager’s ability to successfully manage the Company’s operations and its portfolio of investments and materially adversely affect the value of the Shares.

The Company’s ability to implement its investment strategy is dependent, in part, upon its ability to successfully conduct this Offering through the Landa Platform.

The Company will conduct this Offering through the Landa Platform, which is owned by Landa Holdings. The success of this Offering, and the Company’s ability to implement its business strategy, is dependent upon the Company’s ability to sell Shares to investors through the Landa Platform. If the Company is not successful in selling Shares through the Landa Platform, the Company’s ability to raise capital through this Offering will be limited and it may not have adequate capital to implement its investment strategy. If the Company is unsuccessful in implementing its investment strategy, Shareholders could lose all or a part of their investment.

This Offering will not have a minimum offering amount, which could result in the Offering ending without reaching its funding target.

This Offering will be conducted on a “best efforts, no minimum” basis. There will be multiple Closings for the Offering and each Closing will occur promptly following the acceptance of a subscription. We expect that the Offering will remain open for investors until the earliest of (i) the date subscriptions have accepted for $75,000,000 or (ii) any earlier date that we determine, based on a number of factors, including the level of current or anticipated interest in the Offering. Therefore, the Offering may end without reaching the funding target.

The Company may not be able to implement a Liquidity Transaction or achieve an optimal price for its assets upon dissolution

The Company, in the sole discretion of the Manager, may engage in one or more Liquidity Transactions. If, at any time, the Manager seeks to implement a Liquidity Transaction, the Company may not be able to secure favorable terms for such transaction, or may not be able to engage in any such transaction at all. Market conditions and other factors could cause the Company to delay any contemplated Liquidity Transaction. There can be no assurance that the results of any Liquidity Transaction will ultimately be more favorable than any other alternative course of action that the Company could have taken.

If the Manager elects to dissolve the Company, the timing of the sale of assets will depend on real estate and financial markets, economic conditions in areas in which properties are located, and federal income tax effects on Shareholders, that may prevail in the future. The Company cannot guarantee that it will be able to liquidate all of its assets. After the Company adopts a plan of liquidation, it would likely remain in existence until all of its investments are liquidated.

Market conditions at the time of any actual or proposed Liquidity Transaction, or upon the proposed dissolution of the Company, could delay such Liquidity Transaction or proposed dissolution, or affect the Company’s returns on its investment portfolio which could, in turn, materially adversely affect the value of the Shares and reduce the Shareholders’ return on their investment.

The Company may change its targeted investments and investment guidelines without Shareholder consent.

The Manager may change the Company’s targeted investments and investment guidelines at any time without the consent of the Shareholders, which could result in the Company making investments that are different from the investments described in this Offering Circular. A change in the Company’s targeted investments or investment guidelines may increase the Company’s exposure to interest rate risk, default risk and real estate market fluctuations, all of which could materially adversely affect the value of the Shares and the Company’s ability to make distributions to Shareholders.

The Company has minimal operating capital, no significant assets and no revenue from operations.

The Company has minimal operating capital and, for the foreseeable future, will be dependent upon its ability to finance its operations from the sale of Shares or other financing alternatives. There can be no assurance that the Company will be able to successfully raise operating capital. The failure to successfully raise operating capital could result in the Company’s bankruptcy or other event which would have a material adverse effect on the Company and the value of the Shares.

The market in which the Company participates is competitive and, if the Company does not compete effectively, its operating results could be materially adversely affected.

The Company will have to compete with many other entities engaged in real estate investment activities, including individuals, corporations, bank and insurance company investment accounts, other REITs (both private and publicly traded), private real estate funds, and other entities engaged in real estate investment activities. This market is highly competitive and rapidly changing. This competition could delay or prevent the Company from investing all of its available capital as anticipated, which could materially adversely affect the Company’s financial condition and results of operations, and in turn, the value of the Shares.

Many of the Company’s competitors for real estate investment opportunities have significantly more financial, technical, marketing and other resources than the Company, and may be able to devote greater resources to locating, originating and acquiring investment opportunities. Such competitors, due to their greater resources, may have significant competitive advantages that result from, among other things, a lower cost of capital and enhanced operating efficiencies.

Overall competition for real estate investment opportunities may increase. Any such increase would result in increased demand for these assets and may increase costs associated with such investments and reduce overall returns on such investments. If the Company is required to pay higher prices than anticipated to in connection with its investments, its profitability will be adversely affected and, in turn, the value of the Shares may be reduced.

The Company’s competitors may have longer operating histories, more extensive customer bases, greater brand recognition and broader customer relationships than the Company. These competitors may be better able to compete for investment opportunities.

The Company relies on third-party banks and on third-party computer hardware and software. If the Company is unable to continue utilizing these services, its financial condition and results of operations may be materially adversely affected.

The Company and the Manager rely on a variety of third parties, including without limitation in connection with operating the Landa Platform, providing technical services, processing transactions, operating, and servicing assets. To the extent that the Company or the Manager experiences interruptions in service to the Landa Platform, or from third parties on which any of them may rely, the Company’s financial condition and results of operations may be materially adversely affected.

Under the Automated Clearing House rules, if the Landa Platform experiences a high rate of reversed transactions (known as “chargebacks”), it may be subject to sanctions and potentially disqualified from using the system to process payments. Additionally, the Landa Platform and each of the Company and the Manager relies on computer hardware purchased and software licensed from third parties in connection with their business operations. This purchased or licensed hardware and software may not continue to be available on commercially reasonable terms, or at all, or interruptions in service may disrupt the business operations of the Company or the Manager. If they cannot continue to obtain such services elsewhere, potentially with limited or no notice, the financial condition and results of operations of the Company may be materially adversely affected.

If the Manager fails to retain certain key personnel, the Company may be materially adversely affected.

The Manager is responsible for managing the Company’s business operations, including without limitation identifying suitable investment opportunities and managing the Company’s investment portfolio. The loss of services of key personnel of the Manager may have a material adverse effect on the Manager’s ability to effectively discharge its management obligations in respect of the Company, which could cause the Company to fail to meet its investment objectives and, in turn, reduce the value of the Shares. Replacing key personnel could involve significant time and expense, and there can be no assurance that the Manager will be able to successfully replace such key personnel.

Risks Related to the Landa Platform

If Landa Holdings were to cease operations for any reason, the operation of the Landa Platform could be interrupted.

If Landa Holdings were to cease operations for any reason, the operation of the Landa Platform, on which the Company will rely in connection with this Offering and the transactions contemplated in respect of the Shares, could be interrupted. In such an event, the Company would be required to find an alternative method of offering Shares for sale, processing transactions in respect of the Shares, and any other services or operations previously effected through the Landa Platform. This could cause significant delays in processing transactions relating to the Shares, including without limitation selling new Shares, making distributions to Shareholders, and providing updates to Shareholders regarding the status of their investments in the Shares, and could have a material adverse effect on the Company’s financial condition and results of operations.

If the security of confidential information stored on the Landa Platform’s systems is breached or otherwise subjected to unauthorized access, investors’ private information may be inadvertently disclosed or stolen.

Many jurisdictions have enacted privacy and data security laws requiring safeguards on the privacy and security of consumers’ personally identifiable information. Other laws deal with obligations to safeguard and dispose of private information in a manner designed to avoid its dissemination. Privacy rules adopted by the U.S. Federal Trade Commission and SEC implement requirements and govern the disclosure of consumer financial information by certain financial institutions, ranging from banks to private investment funds. U.S. platforms following certain models generally are required to have privacy policies that conform to these requirements. In addition, such platforms typically have policies and procedures intended to maintain platform participants’ personal information securely and dispose of it properly.

The Landa Platform may store bank information and other personally-identifiable sensitive data of investors in the Shares and in investment products offered by various affiliates of the Company. However, any willful security breach or other unauthorized access could cause investors’ secure information to be stolen and used for criminal purposes, and investors would be subject to increased risk of fraud or identity theft. Because techniques used to obtain unauthorized access or to sabotage systems change frequently and generally are not recognized until they are launched against a target, the Landa Platform and the Manager’s third-party hosting facilities may be unable to anticipate these techniques or to implement adequate preventative measures. In addition, many states have enacted laws requiring companies to notify individuals of data security breaches involving their personal data. These mandatory disclosures regarding a security breach are costly to implement and often lead to widespread negative publicity, which may reduce confidence in the effectiveness of the Manager’s and Landa Holdings’ data security measures. Any security breach, whether actual or perceived, would harm the Manager’s and Landa Holdings’ reputation, and the value of the Shareholders’ investment in the Shares could be adversely affected. Additionally, a security breach or violations of laws could subject the Manager, Landa Holdings and the Company to litigation and/ or fines, penalties or other regulatory action, which, individually or in the aggregate, could have an adverse effect on the Manager’s and Landa Holdings’ brand and reputation.

Any significant disruption in service on the Landa Platform or in its computer systems could materially and adversely affect the Company’s ability to perform its obligations and the attractiveness of the Shares.

If a catastrophic event resulted in a Landa Platform outage and physical data loss, the Company’s ability to perform its obligations would be materially and adversely affected. The satisfactory performance, reliability, and availability of the Landa Platform’s technology and its underlying hosting services infrastructure are critical to the Company’s operations, level of customer service, reputation and ability to achieve its investment objectives. The Landa Platform’s hosting services infrastructure is provided by a third-party hosting provider (the “Hosting Provider”). The Landa Platform also maintains a backup system at a separate location that is owned and operated by a third party. The Hosting Provider does not guarantee that users’ access to the Landa Platform website will be uninterrupted, error-free or secure. The Landa Platform’s operations depend on the Hosting Provider’s ability to protect its and the Landa Platform’s systems in its facilities against damage or interruption from natural disasters, power or telecommunications failures, air quality, temperature, humidity and other environmental concerns, computer viruses or other attempts to harm necessary systems, criminal acts and similar events. If the Landa Platform’s arrangement with the Hosting Provider is terminated, or there is a lapse of service or damage to its facilities, an interruption in service as well as delays and additional expense in arranging new facilities could be experienced. Any interruptions or delays in the Landa Platform’s service, whether as a result of an error by the Hosting Provider or other third-party error, the Manager’s error, natural disasters or security breaches, whether accidental or willful, could harm the Company’s ability to perform any services with respect to the Shares or its business operations, and could harm the Company’s relationships with Shareholders, its reputation, and the desirability of the Shares as an investment product. Additionally, in the event of damage or interruption, any insurance policies maintained by the Manager or any affiliate thereof may not adequately compensate such party for any losses that it may incur. The Manager’s and Landa Holdings’ business continuity plan has not been tested under actual disaster conditions, and there would be some delay in recovering data and services in the event of an outage at a facility operated by the Hosting Provider. In addition, there is no guarantee that all data would be recoverable. These factors could prevent the Company from processing or posting payments in respect of the Shares, divert employees’ attention and damage the Manager’s and Landa Holdings’ brand and reputation, which in turn would adversely affect the desirability of the Shares as an investment product and, consequently, the ability of the Company to raise funds in this Offering to pursue its investment objectives.

Risks Related to Compliance and Regulation

Federal and state governments may adopt new laws and regulations, which may negatively affect the respective businesses of the Company or the Manager.

The respective business operations of the Company and the Manager could be negatively affected by the application of existing laws and regulations or the enactment of new laws or regulations. The cost and complexity of complying with such laws or regulations could be significant and could increase the affected party’s operating expenses, which could negatively impact its overall financial condition and results of operations. Such effects may adversely affect the Company’s ability to achieve its investment objectives and decrease the value of the Shares.

Maintenance of the Company’s Investment Company Act exemption imposes limits on its operations, which may adversely affect its operations.

The Company intends to conduct its operations so that neither it nor any of its subsidiaries is required to register as an investment company under the Investment Company Act. The Company intends to limit its investments so that either (i) it is not an “investment company” as defined in Section 3(a)(1) of the Investment Company Act or (ii) it can rely on exclusion provided by Section 3(c)(5)(C) under the Investment Company Act. The requirements associated with these provisions of the Investment Company limit the assets that the Company (or its subsidiaries) may own and the timing of sales and purchases of those assets.

In addition, in order to rely on these exclusions under the Investment Company Act, the Company will rely on no-action letters and other guidance published by the SEC staff, as well as upon the Company’s analyses (in consultation with outside counsel) of guidance published with respect to these exclusions. There can be no assurance that the laws and regulations governing the Investment Company Act status of companies similar to the Company, or the guidance from the SEC or its staff regarding the treatment of real estate assets, will not change in a manner that adversely affects the operations of the Company. To the extent that the SEC staff provides more specific guidance regarding any of the matters bearing upon these exclusions under the Investment Company Act, the Company may be required to adjust its strategy accordingly. Any additional guidance from the SEC staff could further inhibit the ability of the Company to pursue the strategies that the Company has chosen.

Furthermore, although the Company intends to monitor the assets of the Company (and any subsidiaries) regularly, there can be no assurance that the Company (or its subsidiaries) will be able to maintain their exclusion from registration under the Investment Company Act. Any of the foregoing could require the Company to adjust its strategy, which could limit its ability to make certain investments or require the Company to sell assets in a manner, at a price or at a time that the Company otherwise would not have chosen. This could negatively affect the value of the securities issued by the Company, the sustainability of its business model and its ability to make distributions.

Registration under the Investment Company Act would require the Company to comply with a variety of substantive requirements that impose, among other things:

●	limitations on capital structure;

●	restrictions on specified investments;

●	restrictions on leverage or senior securities;

●	restrictions on unsecured borrowings;

●	prohibitions on transactions with affiliates; and

●	compliance with reporting, record keeping, voting, proxy disclosure and other rules and regulations that would significantly increase its operating expenses.

If the Company were required to register as an investment company but failed to do so, the Company could be prohibited from engaging in its business, and criminal and civil actions could be brought against the Company.

Registration with the SEC as an investment company would be costly, would subject the Company to a host of complex regulations and would divert attention from the conduct of its business, which could materially and adversely affect the Company. In addition, if the Company purchases or sells any assets to avoid becoming an investment company under the Investment Company Act, its net asset value, the amount of funds available for investment and its ability to pay distributions to its unitholders could be materially adversely affected.

Laws intended to prohibit money laundering may require the Company or the Manager to disclose investor information to regulatory authorities.

The Uniting and Strengthening America By Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 (the “PATRIOT Act”) requires that financial institutions establish and maintain compliance programs to guard against money laundering activities, and requires the Secretary of the U.S. Treasury (“Treasury”) to prescribe regulations in connection with anti-money laundering policies of financial institutions. The Financial Crimes Enforcement Network (“FinCEN”), an agency of the Treasury, has announced that it is likely that such regulations would subject certain pooled investment vehicles to enact anti-money laundering policies. It is possible that there could be promulgated legislation or regulations that would require the Company, the Manager, or one or more third parties upon whom the foregoing may rely, to share information with governmental authorities about prospective investors in connection with the establishment of anti-money laundering procedures. Such legislation and/or regulations could require the Company and the Manager to implement additional restrictions on the transfer of Shares to comply with such legislation and/or regulations. The Company reserves the right to request such information as is necessary to verify the identity of prospective investors and the source of the payment of subscription funds, or as is necessary to comply with any customer identification programs required by FinCEN and/or the SEC. In the event of delay or failure by a prospective investor to produce any information required for verification purposes, an application for, or transfer of, Shares may be refused.

Risks Related to Conflicts of Interest

The interests of the Manager, certain key principals of the Manager, and affiliates of the Company may conflict with the Shareholders’ interests.

The Operating Agreement provides the Manager with broad powers and authority which may result in one or more conflicts of interest between the interests of Shareholders and those of the Manager, certain key principals of the Manager, and affiliates of the Company. Potential conflicts of interest include, but are not limited to, the following:

●	The mortgage loans the Company primarily will make will be related party transactions entered into with the Landa Series LLCs. See the risk factor below.
●	One or more existing or new affiliates of the Company may compete with the Company for investment opportunities now or in the future, and the Manager may be required to allocate investment opportunities among the Company and its affiliates.

●	The Manager and its employees will be required to allocate their time among managing the operations of the Company, managing the operations of affiliates of the Company, and any other companies or activities in which they are involved.

●	The terms of the Operating Agreement, including the compensation payable to the Manager by the Company, were not negotiated at arm’s length, and consequently, may not reflect prevailing market rates for the provision of such services.

●	The Manager may, without Shareholder consent unless otherwise required by law or the Operating Agreement, determine that the Company should merge or consolidate into or with another entity, including without limitation one or more of the Company’s affiliates.

●	The Company intends to allow purchases of Shares by interested directors, officers and employees of the Company, the Manager or any affiliates thereof who are accredited investors or otherwise comply with the provisions of Regulation A. Purchases of Shares by such persons will be offered on the same terms and conditions as Shares are offered to non-affiliated investors.

●	The Manager, or another affiliate of the Company, will have the right to receive compensation for servicing the assets of the Company. The Manager may, in its sole discretion, engage one or more third parties to service all or a portion of the Company’s assets. Such third parties may or may not provide comparable services on terms more favorable to Company.

●	The Company, the Manager and their affiliates, and each of their respective principals, members, managers, directors, and officers, may sell, buy or hypothecate assets to each other, the Company, the Manager and their affiliates, and each of their respective members, managers, principals, directors, and officers, may make a profit on the sale of existing assets to an affiliated individual or entity. There will be no independent review or assessment of the value of such assets. However, to the extent assets are sold, transferred or assigned between the Company and any such affiliated individuals or entities, such transactions will be on commercial terms that, in the opinion of the Manager, would have been reached in an arm’s length transaction with or among unaffiliated third parties to ensure fair and equitable treatment among the parties.

●	The Company, the Manager, or one or more of their affiliates may receive fees or other compensation from third parties in connection with the Company’s assets, which may provide financial incentives for the recipient of such fees or other compensation which are not in the best interests of the Shareholders.

●	The Company will not have any rights of first refusal, co-investment or other rights in respect of any assets owned by, or acquisitions or dispositions made by, any affiliates of the Company, including without limitation the Manager, or in any fees, profits or other income earned or otherwise derived from them.

●	In the event that the Company becomes the owner of any assets by reason of foreclosure or otherwise, the Company may attempt to arrange for the sale of such assets. The Company may, but is not required to, arrange a sale to persons or entities affiliated with it or controlled by it, including without limitation to the Manager. There will not be any independent review by any outside parties of such transactions. To the extent such sales are made to persons or entities affiliated with the Company or controlled by it, such transactions will be on commercial terms that, in the opinion of the Manager, would have been reached in an arm’s length transaction with or among unaffiliated third parties to ensure fair and equitable treatment among the parties.

●	The Manager provides services to affiliates of the Company that may have parallel investments in the assets of the Company, or which offer investment products that may have parallel investments in the assets of the Company.

●	Neither the Manager, its affiliates, nor any their respective principals, members, managers, directors, and officers will be precluded from engaging directly or indirectly in any other business or other activity, including exercising investment advisory and management responsibility and funding, acquiring, originating, or otherwise transacting in assets, securities and other investments for their own accounts, for the accounts of family members, or for the accounts of other vehicles on Manager’s investment platform. Such businesses and activities may have investment objectives or engage in activities similar to those of the Company, and may own an economic interest in the same assets as the Company.

The Manager is a wholly-owned subsidiary of Landa Holdings, which manages each of the series of the Landa Series LLCs we will be lending to and who will own the Properties securing our loans. As a result, the Manager will face conflicts of interest in the negotiation of such loan terms and enforcement of the loan in an event of default.

The Manager is a wholly-owned subsidiary of Landa Holdings, which manages each of the series of the Landa Series LLCs to whom we will be lending and who own the Properties that will secure our loans. There are risks involved with this arrangement. Under this management structure, Landa Holdings may direct the Manager to have us provide loans to series of the Landa Series LLCs that are not negotiated at arm’s length and which may be less favorable to us than the commercial terms available from third party lenders.

Every transaction entered into between us and a series of the Landa Series LLCs raises a potentially ongoing inherent conflict of interest. In addition to the initial determination to make a loan and the terms of such loans secured by Properties of series of Landa Series LLCs, such conflicts of interest with respect to these loans include, among others, decisions regarding (i) whether to waive defaults of such series of Landa Series LLCs, (ii) whether to foreclose on a loan, and (iii) whether to permit additional financing on the properties securing our investments other than financing provided by us.

No assurance can be given as to how the affiliated relationship may impact the parties’ negotiations with respect to a default scenario. To the extent there is a lender/borrower relationship between the Company and an entity managed by an affiliate of the Manager, the terms of such loans will be on commercial terms that, in the opinion of the Manager, would not disadvantage Shareholders in a manner intended to ensure fair and equitable treatment among the parties. In the event of any default by a related party borrower under such loans, the Manager will take such measures as, in the opinion of the Manager, would have been taken by a secured lender with respect to an unaffiliated borrower under such conditions to ensure fair and equitable treatment among the parties.

The Operating Agreement limits remedies available to the Company and to the Shareholders for actions by the Manager that might otherwise constitute a breach of duty.

The Manager maintains a contractual, as opposed to a fiduciary, relationship with the Company and the Shareholders. Accordingly, the Company and the Shareholders will only have recourse and be able to seek remedies against the Manager to the extent it breaches its obligations pursuant to the Operating Agreement. Furthermore, the Operating Agreement limits the liability of the Covered Persons, and indemnifies the Covered Persons, including the Manager, against certain liabilities. These provisions of the Operating Agreement restrict the remedies available to the Shareholders for actions that might otherwise constitute breaches of duty by the Manager, including fiduciary duties. By purchasing the Shares, Shareholders will become party to and be bound by the Operating Agreement. In addition, the Company may choose not to enforce, or to enforce less vigorously, its rights under the Operating Agreement because of its desire to maintain its ongoing relationship with the Manager.

Risks Related to the Company’s Investments

Loans we make to entities managed by the parent of the Manager will be the subject of less diligence and independent lender protections than is customary for commercial loans between unrelated parties.

We expect to make loans to series of the Landa Series LLCs which are managed by Landa Holdings, the parent of the Manager. Given the nature of this relationship, we expect to waive some of the customary lender protections for secured loans, such as the lender’s own title insurance policy, and rely on appraisals, surveys, and other documentation provided by the borrower without independent verification. Should these documents prove to be inadequate, incomplete, or incorrect, we may have less recourse for enforcement of our rights than a typical lender in a commercial loan between unrelated parties.

Some of our loans are expected to initially be equal to 100% of the acquisition cost of a Property, made to series of the Landa Series LLCs that may not be able to pay down these loans using proceeds of their respective offerings.

With respect to loans we make to series of the Landa Series LLCs that do not yet own their Properties, the initial loan amount is expected to be equal to 100% of the acquisition cost of a Property and offering proceeds for such series may be insufficient to pay down our loan to a targeted 65% of the total value of the underlying Property. As a result, after a given series of the Landa Series LLCs completes its offering, the actual loan to value ratio of our loans following such offerings may be higher, resulting in greater risks and losses in the event of a default on such loans.

The Company may loan to, and invest in, assets with no or limited performance or operating history.

The Company may invest in assets with no or limited investment history or performance record upon which the Manager will be able to evaluate their likely performance. The Company’s investments in entities with no or limited operating history are subject to all of the risks and uncertainties associated with a new business, including the risk that such entities will not achieve the returns necessary to permit such entities to perform under their loans given the term, risk and liquidity that the Manager is seeking to achieve with respect to such investment. Consequently, the Company’s profitability, and in turn the value of the Shares, could be adversely affected.

The Company’s mortgage loans will generally be non-recourse to the borrower.

The Company’s mortgage loans are expected to be non-recourse to the borrower. Mortgage investments have special inherent risks relative to collateral value. In the event of default, the Company’s source of repayment will be limited to the value of the collateral and may be subordinate to other lien holders. The collateral value of the property may be less than the outstanding amount of the Company’s investment. Returns on an investment of this type depend on the borrower’s ability to make required payments, and, in the event of default, the ability of the loan’s servicer to foreclose and liquidate the mortgage loan or property.

The Company is exposed to the risk of fraud through the investments held in its portfolio.

Investing involves the possibility of potential losses arising from material misrepresentation or omission in connection with the investments. Investments may also be subject to fraudulent behavior by third parties in connection with their origination and administration. Any of the foregoing could adversely affect the valuation of the Company’s investments and material terms thereof, including without limitation in respect of any security interest granted in connection with such investment, or insurance thereon. The Manager will rely upon the accuracy and completeness of representations made by various parties in connection with the Company’s investments. There can be no assurance that the Manager will detect occurrences of fraud. Acts of fraud may adversely affect the value of affected investments, and in turn the value of the Shares.

The Manager may rely on data about investments provided by third parties or publicly available sources, which could expose the Company to risks if such data is incorrect.

The Manager may rely on information provided or prepared by third parties, or from publicly available sources, in connection with its obligations in respect of the Company’s investment portfolio. The Manager may make attempts to verify portions of such information, but portions of such information may be incomplete, inaccurate or intentionally false. If the Manager relies on information which later proves to be false or misleading, the value of the Company’s investment in any affected assets may be adversely affected and the Company may be exposed to legal or financial liabilities as a result.

The Company’s real estate and real estate-related investments will be subject to the risks typically associated with real estate.

The Company’s real estate and real estate-related activities will be subject to the risks typically associated with real estate. The value of real estate, and of any real estate-related transactions, may be adversely affected by a number of risks, including:

●	natural disasters such as hurricanes, earthquakes and floods;

●	acts of war or terrorism, including the consequences of terrorist attacks;

●	adverse changes in national, regional or local economic conditions and real estate markets;

●	an oversupply of (or a reduction in demand for) properties in the areas where particular real estate assets are located and the attractiveness of particular properties to prospective purchasers or tenants;

●	changes in laws and regulations, fiscal policies and zoning ordinances, the related costs of compliance therewith, and the potential for liability under applicable laws;

●	costs of remediation and liabilities associated with environmental conditions affecting real estate assets; and

●	the potential for uninsured or underinsured property losses.

The value of real estate and real-estate related assets are affected significantly by the underlying property’s ability to generate cash flow and net income, which in turn depends on the amount of sale, rental or other income that can be generated net of expenses required to be incurred with respect to the property. Many expenditures associated with properties (such as operating expenses and capital expenditures) cannot be reduced when there is a reduction in income from the properties.

In addition, certain of the Company’s loans and investments may be directly or indirectly secured by a lien or liens on real property that, in the event of a default in respect of such asset, could result in the Company acquiring ownership of the underlying property, which result in the Company and/or the Manager incurring substantial expenses and management obligations relating to such property.

These factors, along with many others relating to real estate and real estate-related assets may have a material adverse effect on the value of the Shares.

Portfolios of single-family rental properties differ substantially from other types of income producing real estate, including multifamily rental developments.

For example:

●	Single-family and multi-family rental portfolios are exposed to a significant extent to both the residential rental market and the market for sales of single-family and multi-family residential properties.

●	Maintenance and leasing activities for a single-family and multi-family rental portfolio may be more time-consuming than those for a multifamily development as a result of the geographic dispersion of the residences (even within a local clustering), which may result in higher per-unit operating costs;

●	Geographic dispersion (even within a local clustering) may result in greater variation between residences with respect to rental rates, and the quality and creditworthiness of tenants or prospective tenants, than would be the case in a multifamily development;

●	Vacancy rates may be unique for single-family properties compared to multifamily properties, and may be uniquely affected by changes in the real estate market, local economic conditions, tenant demographics and other rental market characteristics;

●	Renovations, maintenance, marketing and operational tasks for a single-family rental portfolio will be far more varied and may in the aggregate be more demanding than in a typical multifamily setting because each single-family residential property has unique features, appliances, fixtures and building materials; and

●	The value of single-family rental residential properties has historically been a function of conditions in the respective local markets for single-family residential properties (where purchasers tend to be individuals), the availability and cost of home mortgage financing and conditions in the residential mortgage-backed securities (“RMBS”) market, while the value of multifamily rental developments has historically been a function of conditions in the applicable market for multifamily developments (where purchasers tend to be institutional investors or other commercial enterprises), the availability and cost of commercial mortgage financing and conditions in the commercial mortgage-backed securities (“CMBS”) market.

The ability of borrowers to repay loans will depend on the payment of rent by individuals, generally from their personal income, and not on the income and assets of operating businesses as commonly would be the case with respect to office buildings, shopping centers, warehouses and certain other forms of commercial real estate.

The short durations of leases and the competitive environment involved with a portfolio of single-family and multi-family rental residential properties means that active, day-to-day management will be more integral to the performance of the portfolio than would be the case with respect to a single commercial property leased to a small number of tenants under long-term leases.

Vacancy and turnover rates are subject to a high degree of uncertainty.

Vacancy rates may be unique for single-family properties compared to multifamily properties, and may be uniquely affected by changes in the real estate market, local economic conditions, tenant demographics and other rental market characteristics, and limited historical data for institutionally owned single-family residential rentals is available to validate assumptions with respect to vacancies on assets of the Company.

There is limited long-term historical data on vacancy and turnover rates for single-family and multi-family rentals on an institutional scale and, accordingly, the level of vacancies and turnovers actually experienced at properties owned by or corresponding to assets owned by the Company may vary materially from expectations or increase significantly over time. Historical industry information regarding other types of income-producing real estate is not expected to be of substantial utility in the evaluation of potential future performance of a portfolio of single-family and multi-family rental properties.

Vacant properties not only reduce return to the property owners but may increase costs of maintenance. The vacancy rates for properties owned by or corresponding to loans held by the Company over time will be highly dependent on conditions in local real estate markets, operations, management capability, successful marketing and the other factors described herein. Such rates may vary significantly from the vacancy rate and credit loss rate assumptions herein.

In addition, at any time a high percentage of leases in respect of properties owned by or corresponding to loans held by the Company may be scheduled to expire pursuant to their respective terms on or about a particular time. In the event such leases are not renewed and the applicable lessor is not able to enter into leases with new tenants, vacancy rates may increase and rental income may decline. Such increases and declines could be significant. No assurance can be made regarding the vacancy rates or turnover rates that will actually be experienced by the properties owned by or corresponding to loans held by the Company individually or in the aggregate in the future.

As a result of these factors, there is no assurance that the owners of Properties will have the necessary cash flow to make loan payments on its loans from the Company in a manner consistent with the Company’s investment objectives.

There is risk that the Company’s mortgage loan portfolio and investments may not perform as projected; estimates and valuations are inherently uncertain.

The ability to make loans secured by residential real estate at an attractive basis is a significant component of the Company’s investment objectives. As such, the veracity of the valuations and thus, the expected rental income flow are key to the Company’s performance. Estimates made by the Manager in respect of prospective transactions might not prove accurate and consequently, the assumptions underlying such investments may unreliable.

Mortgage loan pricing may be based, in part, on third-party valuation reports in respect of applicable properties. Such reports are based on certain estimates, assumptions and projections, all of which are subject to change from time to time. No assurance can be given that the information in these reports including any values assigned or estimates of future results will be accurate. Actual values and results of operations may be materially lower than stated or derivable from such reports.

Real estate valuation is an inherently inexact process and depends on numerous factors, all of which are subject to change. Opinions of value may prove to be insufficiently supported, and the Manager’s review of the value of an underlying property may be based on information that is incorrect or opinions that are overly optimistic, increasing the risk of loss to Shareholders.

The underwriting and property review procedures conducted with respect to single- and multi-family properties differ substantially from those customarily undertaken in connection with other forms of income-producing real estate. For example, broker price opinions may serve as the basis for the estimates of property value in place of a full appraisal.

Underwritten net operating income and underwritten net cash flow with respect to properties are prepared as illustrative numbers based on a variety of assumptions with the benefit of very limited historical information for purposes of determining the appropriate amounts, which contrasts with many CMBS transactions, where such historical information is more available to the investors when considering the assumptions taken with respect to the underwritten financial information.

Short-term leases may give rise to additional risks.

Because Properties subject to mortgages by the Company consist of single-family and multi-family properties leased to individuals under an annual lease, the net operating income generated by such properties may change relatively quickly from time to time.

As the leases permit the residents to leave at the end of the lease term without penalty, rental revenues may be affected by declines in market rents, increased supply of housing or competition from other lessors or types of housing more quickly than if leases were for longer terms. Short-term leases may result in high turnover, which involves costs, such as repair and replacement costs, capital expenses to restore the properties, marketing costs, lower occupancy levels and costs of maintaining vacant properties. Thus, in general, certain residential properties owned by the Company or corresponding to loans held by the Company can be expected to have substantially more volatile cash flows than would be the case with an income-producing commercial property leased to a small number of operating businesses under long term leases. If a resident has not provided a notice to vacate prior to the lease expiration, the resident may be contacted regarding renewal of the lease and, if the resident opts not to renew the lease, the resident would be allowed to remain in occupancy under a month-to-month tenancy. As a result, the remaining length of leases at properties owned by the Company or corresponding to loans held by the Company individually or in the aggregate may decline over time, which would tend to increase the sensitivity of rental rates and net operating income at such properties to short-term changes in market circumstances.

There may be limited operating history and historical information from which to make projections regarding tenant turnover rate and similar information. Consequently, the information relied upon by the Manager in connection with the Company’s investments may be substantially less reliable than would be the case if the properties owned by the Company or corresponding to loans held by the Company had a longer history of ownership and management. No assurance can be made regarding the vacancy rate, turnover rate, credit loss rates, costs, revenues or net operating income that will actually be experienced by such Properties individually or in the aggregate in the future.

The success of certain investments of the Company may be dependent in whole or in part upon the performance of the Manager, an affiliate of the Manager, a third party property manager engaged by the Manager or an affiliate thereof, or another third party over which the Company has no control.

With respect to various investments of the Company, one or more of the Manager, an affiliate of the Manager, a third party property manager engaged by the Manager or an affiliate thereof, or another third party, may be responsible for various management functions that are essential to the success of such investments, including without limitation property marketing and leasing rates, payment of bills, maintenance of insurance, and property management generally. Poor management could adversely affect the financial performance of such Properties, which could reduce a Property’s cash flow, which in turn could have a material adverse effect on the ability of such Properties to make loan payments, negatively affecting the proceeds of such investments and the value of the Shares.

Properties underlying loans by the Company may face competition for tenants.

A portion of the proceeds of the Company’s investments rely on rental payments and other fees paid by tenants in respect of Properties underlying loans by the Company. The financial performance of the Company will depend in part upon the ability of the applicable lessors in respect of such Properties to attract and retain qualified tenants for the properties. Such properties may include single-family properties that compete for tenants with other single-family residential properties, (including those owned by affiliates of the Company), and multifamily housing properties, such as apartment buildings and condominiums. The continuing development of housing units in any market increases the supply of housing and exacerbates competition for tenants. Competing properties may attract tenants, with better location, convenience, appearance or amenities, newer properties, lower rents or greater leasing incentives than those existing or available with respect to Properties underlying loans by the Company. Additionally, some competing housing options may qualify for governmental subsidies that may make such options more affordable and therefore more attractive than the Properties. Competition for tenants could reduce the occupancy and rental rates, increase the management practice to offer rental incentives (including grant of concessions), cause a decline in the number and credit quality of tenants, and adversely affect the financial condition of the Company and, accordingly, the value of the Shares.

To remain competitive and maintain economic value, properties may require frequent expenditures, though such expenditures may be relatively small for any one Property. If insufficient amounts are spent on necessary repairs at Properties underlying loans by the Company, they may not remain competitive in their local markets.

Leasing activity will be affected by economic conditions.

Leasing activity at Properties underlying loans by the Company will be affected by the general conditions in the relevant rental market in the geographic markets where such properties are located and the available alternatives. A decline in demand for rental housing may occur in some or all markets as a result of general macroeconomic factors, including without limitation pandemic and applicable regional and local factors.

In the event that lessors in respect of Properties underlying loans held by the Company are unable to secure tenants for such properties on attractive terms, the proceeds of the Company’s investments in such assets may be adversely affected.

Interest rates may reduce demand for rental homes like the Properties underlying the Company’s loans.

The general interest rate environment tends to have a substantial effect on the residential real estate market. A decline in interest rates, or the continuation of a low interest rate environment, tends to make home mortgage financing more affordable, which in turn may reduce demand for rental housing as existing renters purchase homes or newly-formed households elect to purchase a home rather than rent one. On the other hand, an increase in interest rates may coincide with an increase in the inflation rate, which may reduce demand for rental homes as homeowners who otherwise desire to rent, whether to downsize or for another reason, instead elect to remain in their homes to avoid an increase in their housing costs.

The United States is generally experiencing an increase in interest rates in connection with an increase in the inflation rate. There can be no assurances that interest rates or inflation rates will not increase further in the future.

Changes in value and cash flows of an underlying Property.

The value of real property and its ability to generate cash flow is subject to volatility and may be adversely affected by many factors, including, without limitation: changes in national, regional or local economic conditions; changes in the supply and demand factors for the real property; rising interest rates; changing environmental regulations; unknown or unanticipated environmental related liabilities; costs associated with the need to periodically repair, renovate and re-lease space; withdrawal of tenants and difficulty of replacing tenants; bankruptcies, financial difficulties or lease defaults by tenants; adverse use of adjacent neighboring real estate; changes in the demand for or supply of competing property; uninsured losses; inability to obtain any required permits or entitlements for a reasonable cost or on reasonable conditions or within a reasonable time frame or at all; changes in legal requirements for any needed permits or entitlements; changes or continued weakness in specific industry segments, convenience, services and attractiveness of the property; changes in government rules, regulations and fiscal policies, including changes in tax, real estate, environmental and zoning laws; retroactive changes to building or similar codes; increases in construction costs; lack of adequate availability of liability insurance or all-risk or other types of required insurance at a commercially reasonable price; shortages in available energy; acts of God or other calamities; and other factors beyond the control of the Company and the Manager.

A decline in the value of properties owned by or corresponding to loans held by the Company could negatively impact the Company’s financial condition and, in turn, the value of the Shares. In addition, such a decline in value, or a loss of liquidity in the capital markets could negatively impact the Company’s ability to sell properties or assets corresponding to properties, which could negatively impact the Company’s financial condition and, in turn, the value of the Shares.

Licensing Requirements.

In certain circumstances, federal, state and local governments, as well as government-managed enterprises, may require originators, servicers and owners to obtain certain licenses, registrations, notifications, permits or similar approvals in order to make, hold, service or dispose of certain investments. These licenses and approvals are costly and may take several months or longer to obtain, which could have a material adverse effect on the Company’s business and results of operations until the requisite licenses and approvals are obtained. In addition, once the requisite licenses and approvals are obtained, there are annual renewal and other periodic reporting requirements for each of the licenses and approvals as well as license examinations and other related filings and requirements. Further, the licensing and approval requirements can and do change as statutes, regulations and other guidance are enacted, promulgated or amended, and the recent trend among federal and state lawmakers and regulators has been toward increasing laws, regulations, disclosures and investigative proceedings in relation to the mortgage industry generally. The cost and administrative burden of obtaining and maintaining any required licenses, as well as any fines or other penalties assessed against the Company or the Manager for failing to comply with any such licensing requirements, may adversely affect the financial condition and results of operations of the Company and the Manager, and in turn, the value of the Shares.

Drug, RICO and money laundering violations could lead to forfeitures of mortgaged property and reductions in distributions on mortgage loans may adversely affect return on investment.

Federal law provides that property purchased or improved with assets derived from criminal activity or otherwise tainted, or used in the commission of certain offenses, can be seized and ordered forfeited to the United States of America. The offenses which can trigger such a seizure and forfeiture include, among others, violations of the Racketeer Influenced and Corrupt Organizations Act (“RICO”), the Bank Secrecy Act, the anti-money laundering laws and regulations, including the USA Patriot Act of 2001 and the regulations issued thereunder, as well as the narcotic drug laws. In many instances, the United States may seize the property even before a conviction occurs.

In the event of a forfeiture proceeding, a lender may be able to establish its interest in the property by proving that (i) its mortgage was executed and recorded before the commission of the illegal conduct from which the assets used to purchase or improve the property were derived or before the commission of any other crime upon which the forfeiture is based, or (ii) the lender, at the time of the execution of the mortgage, did not know or was reasonably without cause to believe that the property was subject to forfeiture. However, there is no assurance that such a defense would be successful. If a mortgaged property owned by or corresponding to an asset owned by the Company were to become subject to a forfeiture proceeding and the defense asserted was not successful, the financial condition of the Company could be adversely affected.

Government use of eminent domain to seize underwater mortgage loans may adversely affect return on investment.

Certain governmental entities have considered various programs to assist homeowners in certain jurisdictions who are obligated on residential mortgage loans with outstanding balances in excess of the market value of the mortgaged properties, including possible authorization to acquire any such mortgage loans by voluntary purchase or eminent domain and to refinance those mortgage loans to allow homeowners to continue to own and occupy their homes. These programs generally contemplate that the refinancing will be accomplished using a federally guaranteed loan, such as an FHA insured loan, in an amount greater than the amount paid for the refinanced loan by the governmental entity, which can readily be resold, thus minimizing any cash outlay by the governmental entity. Except as noted in the following sentence, there is no certainty as to whether any particular governmental entity will take steps to acquire any mortgage loans under such programs, what purchase price would be paid for any such mortgage loans, and whether any governmental entities may ultimately pass such legislation. If any such programs are adopted and withstand Constitutional and other legal challenges, and assets of the Company are seized using eminent domain, the consideration received from the seizing authorities for such assets may be less than the Company’s original investment amount or the anticipated return on such investment.

Lack of Compliance with Zoning Regulations Could Result in Loss.

Properties underlying loans by the Company may not comply with current zoning laws, including density, use, parking and set back requirements, due to changes in zoning requirements after such mortgaged property was constructed or financed. These properties, as well as those for which variances or special permits were issued, are considered to be “legal non-conforming uses” or the improvements thereon are considered to be “legal non-conforming structures”. This means that a borrower is not required to alter the use or structure to comply with the existing or new law; however such borrower may not be able to rebuild the premises “as is” in the event of a casualty loss. This may adversely affect the cash flow of such property following a casualty event.

Additionally, If a casualty were to occur with respect to any property underlying a loan by the Company, there is no assurance that insurance proceeds would be available to offset the loss. Also, if any major repair or improvement is required at any such property, the related owner may not be able to obtain funds to make such repair or improvement. As with all real estate, if reconstruction (for example, following fire or other casualty) or any major repair or improvement is required, changes in governmental approvals may be applicable and may materially affect the cost to, or ability of, the owner of the property to effect such reconstruction, major repair or improvement. In addition, if a property were repaired or restored in conformity with the current law, the value of such property or the revenue-producing potential of such property may not be equal to that which existed before the casualty.

The Company may make loans or invest in troubled assets.

The Company may grant loans or make investments in non-performing or other troubled assets utilizing leveraged capital structures. By their nature, these transactions can involve a high degree of financial risk, and there can be no assurance that the Company’s rate of return objectives will be realized or that there will be any return of capital. Loans or investments in troubled assets are sometimes subject to certain additional potential liabilities which may exceed the value of the Company’s original loan or investment. For example, under certain circumstances, lenders that have inappropriately exercised control of the management and policies of a debtor may have their claims subordinated or disallowed or may be found liable for damages suffered by parties as a result of such actions. Numerous other risks also arise in workout and bankruptcy contexts, including the possibility that payments to the Company and distributions by the Company to Shareholders may be reclaimed if any such payment or distribution is later determined to have been a fraudulent conveyance or a preferential payment.

The Company may also find it necessary or desirable to foreclose on collateral securing such assets. The foreclosure process varies by jurisdiction and can be lengthy and expensive. Borrowers often assert claims, counterclaims and defenses to delay or prevent foreclosure actions, which can prolong and complicate an already difficult and time-consuming process. In some states or other jurisdictions, foreclosure actions can take up to several years or more to conclude. During the foreclosure proceedings, a borrower may have the ability to file for bankruptcy, which would have the effect of staying the foreclosure action and further delaying the process, and materially increasing the expense thereof which expenses may or may not be recoverable by the Company. Foreclosure litigation may create a negative public image of the collateral Property and may result in disrupting ongoing leasing and management of the Property. In addition, antideficiency and related laws in certain states limit recourse and remedies available against borrowers in connection with or as a result of foreclosure proceedings or other enforcement actions taken with respect to such borrowers. Such laws can result in the loss of liens on collateral or personal recourse against a borrower altogether.

Residential rental investments are subject to certain risks.

The value and operation of residential rental properties may be affected by a number of factors, including, among others, the location of the property; the services and amenities provided by the property and its age, condition, appearance, construction quality and other physical attributes; management’s ability to provide adequate maintenance and insurance; access to transportation; the level of mortgage interest rates, which may make the purchase of housing a more attractive alternative than leasing; the degree to which the tenant mix is dependent upon a particular segment or segments of the population (e.g., military personnel); the property’s reliance upon governmental or rent subsidy programs; and state and local regulations, which may affect the ability to increase rents.

Various laws and regulation regulate the relationship of a landlord and its tenants. These laws and regulations, to a greater or lesser extent, provide certain protections or rights for tenants or limit the landlord’s ability to take action against a tenant in certain circumstances, including consumer protection statutes that prohibit certain landlord practices. Numerous municipalities throughout the United States impose rent control or rent stabilization on apartment buildings. The rent stabilization regulations which may be applicable to certain of the Company’s investments set maximum rates for annual rent increases, entitle tenants to receive required services from the landlord and entitle tenants to have their leases renewed. These ordinances may limit rent increases to fixed percentages, to percentages of increases in the consumer price index, to increases set or approved by a governmental agency, or to increases determined through mediation or binding arbitration, and may also limit the borrower’s ability to recover increases in operating expenses and the costs of capital improvements, thus potentially impacting the Company’s return on affected investments. There can be no assurances that changes to rent stabilization laws will not have a negative impact on the Company’s investment and, as a result, the value of the Shares.

The Company is subject to prepayment risk.

Certain loans and other investments of the Company may have prepayment provisions that permit early repayment subject to any applicable prepayment penalties. All of the loans we make to series of Landa Series LLCs will permit prepayment without penalty. Prepayments are affected by a number of factors. If prevailing rates for similar assets fall below the interest rates on such loans, prepayment rates would generally be expected to increase. Conversely, if prevailing rates for similar assets increase above the interest rates on a fund’s applicable loans, prepayment rates would generally be expected to decrease. Certain of the Company’s investments may have lockout periods during which prepayment is prohibited or require prepayment penalties or premiums. However, the Company may invest in assets which permit prepayment after such lockout periods or the periods for such prepayment penalties or premiums have expired. Prepayments are also affected by the value of any related collateral, the obligor’s equity in the collateral, the financial circumstances of the obligor, competition, general economic conditions and other factors. If the Company experiences prepayments of investments at a rate faster than anticipated, its financial condition and results of operations could be adversely affected.

The Company is subject to interest rate risk.

Changes in the prevailing interest rates offered by financing parties to purchase, improve, or otherwise finance real estate could have an adverse impact on the Company’s financial condition and results of operations. The Company’s returns will be largely dependent on interest income. Market interest rates are beyond the Company’s control, and can fluctuate in response to general economic conditions and the policies of various governmental and regulatory agencies. Because the Company’s investment portfolio assets may include assets with both floating and fixed interest rates, changes in prevailing interest rates may have an adverse impact on the Company’s returns. In times of rising interest rates, default risk among obligors with floating rates may increase as their payments increase. A rising interest rate environment may also encourage obligors with floating rates to refinance into fixed-rates. In times of decreasing interest rates, obligors may be inclined to refinance fixed-rate loans. There is no assurance that the Company will be able to, or desire to, provide such refinancings.

The Company may have limited enforceability of remedies.

Some or all of the Company’s investments may include acceleration clauses, which would permit the Company to accelerate outstanding obligations owing to the Company upon a default of the obligor. The courts of all U.S. states will enforce clauses providing for acceleration in the event of a material payment default after the giving of appropriate notices. The equity courts of any U.S. jurisdiction, however, may refuse to permit the foreclosure of a debt instrument, a mortgage or deed of trust or other security interest when an acceleration of the obligations would be inequitable or unjust or the circumstances would render the acceleration unconscionable.

The Company may be subject to lender liability.

In recent years, a number of judicial decisions in the United States have upheld the right of borrowers to sue lending institutions on the basis of various evolving legal theories (collectively termed, “Lender Liability”). Generally, Lender Liability is founded upon the premise that an institutional lender has violated a duty (whether implied or contractual) of good faith and fair dealing owed to the borrower, or has assumed a degree of control over the borrower resulting in creation of a fiduciary duty owed to the borrower or its other creditors or shareholders. Because of the nature of the Company’s investments, including the fact that the borrowers will generally be managed by an affiliate of the Manager, the Company could become subject to allegations of Lender Liability.

In addition, under common law principles that in some cases form the basis for Lender Liability claims, if a lending institution (a) intentionally takes an action that results in the undercapitalization of a borrower to the detriment of other creditors of such borrower, (b) engages in other inequitable conduct to the detriment of such other creditors, (c) engages in fraud with respect to, or makes misrepresentations to, such other creditors or (d) uses its influence as an equity holder to dominate or control a borrower to the detriment of the other creditors of such borrower, a court may elect to subordinate the claim of the offending lending institution to the claims of the disadvantaged creditor or creditors, a remedy called “equitable subordination.” Because of the nature of the Company’s investments, including the fact that the borrowers will generally be managed by an affiliate of the Manager, the Company could be subject to claims from creditors of an obligor that the Company’s investments issued by such obligor that are held by the Company should be equitably subordinated.

The Company’s borrowers may enter into long-term leases with tenants in certain properties, which may not result in fair market rental rates over time.

The Company’s affiliates may enter into long-term leases with tenants of certain of its properties, or include renewal options that specify a maximum rate increase. These leases would provide for rent to increase over time; however, if the Manager and/or the Company’s affiliates do not accurately judge the potential for increases in market rental rates, they may set the terms of these long-term leases at levels such that, even after contractual rent increases, the rent under its long-term leases is less than then-current market rates. Further, the Company’s affiliates may have no ability to terminate those leases or to adjust the rent to then-prevailing market rates. As a result, the Company’s net cash flow could be lower than if the Company did not enter into long-term leases.

Certain property types that the Company’s borrowers may acquire may not have efficient alternative uses, and they may have difficulty selling or leasing such properties, or may have to make significant capital expenditures to such properties to sell or lease them.

Certain residential property types can be difficult to sell or to lease to new tenants, should the current tenant terminate or choose not to renew its lease. These properties generally have received significant owner or tenant-specific improvements and only very specific purchasers or tenants may be able to use such improvements, making the properties very difficult to sell or re-lease in their current condition. Additionally, an interested purchaser or tenant may demand that, as a condition of executing a lease for the property, the Company’s borrowers finance and construct significant improvements so that the purchaser or tenant could use the property. This expense may decrease net proceeds to the Company from such properties, as the Company likely would have to (i) pay for the improvements up-front or (ii) finance the improvements at potentially unattractive terms.

The Company’s real estate-related investments may be subject to geographic concentrations of risk.

Although the Manager intends to develop a diversified portfolio of investments, from time to time, certain of the Company’s assets may correspond to Properties located in one geographic area. As a result, the Manager’s investment portfolio may be disproportionately susceptible to certain factors, including fluctuations in economic conditions, real estate markets, and the occurrence of casualties, affecting such geographic area. The occurrence of an event or condition affecting such geographic area could have a significant adverse impact on the Company’s financial condition and results of operations and, in turn, the value of the Shares, due to the inability to collect loan payments.

Costs imposed pursuant to applicable laws and regulations may reduce the Company’s net income and the value of the Shares.

Real property and the operations conducted on real property are subject to federal, state and local laws and regulations relating to protection of the environment and human health. The Company could be subject to liability in the form of fines, penalties or damages for noncompliance with these laws and regulations. These laws and regulations generally govern wastewater discharges, air emissions, the operation and removal of underground and above-ground storage tanks, the use, storage, treatment, transportation and disposal of solid and hazardous materials, the remediation of contamination associated with the release or disposal of solid and hazardous materials, the presence of toxic building materials and other health and safety-related concerns.

Some of these laws and regulations may impose joint and several liability on the tenants, owners or operators of real property for the costs to investigate or remediate contaminated properties, regardless of fault, whether the contamination occurred prior to purchase, or whether the acts causing the contamination were legal. Activities of the Company’s borrowers’ tenants, the condition of properties at the time of purchase by the Company’s borrowers, operations in the vicinity of the underlying Properties, such as the presence of underground storage tanks, or activities of unrelated third parties may affect the Company’s borrowers’ Properties.

The presence of hazardous substances, or the failure to properly manage or remediate these substances, may hinder the Company’s ability to collect mortgage payments on any affected property. Any material expenditures, fines, penalties or damages the Company must pay may reduce the value of the Shares.

The costs of defending against claims of environmental liability, of complying with environmental regulatory requirements, of remediating any contaminated property or of paying personal injury or other damage claims could reduce the value of the Shares.

Under various federal, state and local environmental laws, ordinances and regulations, a current or previous real property owner or operator may be liable for the cost of removing or remediating hazardous or toxic substances on, under or in such property. These costs could be substantial. Such laws often impose liability whether or not the owner or operator knew of, or was responsible for, the presence of such hazardous or toxic substances. Environmental laws also may impose liens on property or restrictions on the manner in which property may be used or businesses may be operated, and these restrictions may require substantial expenditures or prevent the Company from entering into loans that may be impacted by such laws. Environmental laws provide for sanctions for noncompliance and may be enforced by governmental agencies or, in certain circumstances, by private parties. Certain environmental laws and common law principles could be used to impose liability for the release of and exposure to hazardous substances, including asbestos-containing materials and lead-based paint. Third parties may seek recovery from real property owners or operators for personal injury or property damage associated with exposure to released hazardous substances and governments may seek recovery for natural resource damage. The costs of defending against claims of environmental liability, of complying with environmental regulatory requirements, of remediating any contaminated property, or of paying personal injury, property damage or natural resource damage claims could reduce the value of the Shares.

The Company expects that all of the Properties securing its loans will be subject to customary environmental assessments at the time they are acquired; however, such assessments may not provide complete information regarding the property. If any of the Properties securing the Company’s loans were found to contain hazardous or toxic substances after acquisition by the Company, the value of the Company’s investment could decrease below the amount paid for such investment. In addition, real estate-related investments in which we invest may be secured by properties with recognized environmental conditions. Where the Company is a secured creditor, it will attempt to acquire contractual agreements, including environmental indemnities, that protect the Company from losses arising out of environmental problems in the event the property is transferred by foreclosure or bankruptcy; however, no assurances can be given that such indemnities would fully protect the Company from responsibility for costs associated with addressing any environmental problems related to such properties.

Uninsured losses relating to real property or excessively expensive premiums for insurance coverage could reduce the Company’s cash flows and the value of the Shares.

Insurance on a property may not fully cover all potential losses on such properties, which may impair the company’s ability to recover its loan in any affected property, or the Company’s security interest, as applicable, and there are certain types of losses, generally of a catastrophic nature, such as earthquakes, floods and hurricanes that may be uninsurable or not economically insurable, or may be insured subject to limitations, such as large deductibles or co-payments. The occurrence of any uninsured losses may result in a decrease in the value of the Shares.

Insurance may not cover all potential losses on Properties underlying mortgage loans that the Company may originate or acquire, which may impair the company’s security interest and reduce the value of the underlying affected Properties.

Notwithstanding the existence of any insurance policies, a variety of factors, including inflation, changes in building codes and ordinances, environmental considerations, and other factors also might make it infeasible for the Company or a borrower in respect of a mortgage loan originated or acquired by the Company to use insurance proceeds to replace a property if it is damaged or destroyed. Under such circumstances, the insurance proceeds, if any, might not be adequate to restore the economic value of the affected property, which would impair the Company’s return on its investment.

A prolonged economic slowdown, a lengthy or severe recession or declining real estate values could harm the Company’s operations.

Many of the Company’s mortgage loans may be affected by economic slowdowns or recessions, which could lead to financial losses by the Company in respect of its mortgage lending and a material adverse effect on the value of the Shares. An economic slowdown or recession, in addition to other non-economic factors such as an excess supply of properties, could adversely affect the value real estate and real estate-related assets. Declining real estate values could increase the likelihood that, in a default scenario, the Company will be unable to recover the full amount if its investment. All of the foregoing would materially adversely affect the Company’s financial condition and results of operations, and the value of the Shares.

Risks Related to the Company’s Organization and Structure

The Shareholders do not elect or vote on the Manager and have limited ability to influence decisions regarding the Company’s business.

The Operating Agreement provides that Manager will manage the assets, affairs and business of the Company. The Shareholders do not elect or vote on the Manager, and, unlike the holders of common equity in a corporation, have no voting rights on matters affecting the Company’s business, and therefore limited ability to influence decisions regarding the Company’s operations and investments. In addition, the Operating Agreement provides that the Manager will generally operate in a manner that is appropriate to maintain the Company’s REIT status, which may further limit decisions regarding the Company’s operations.

The Shareholders will have limited voting rights and may be bound by a majority vote.

The Shareholders will have voting rights only with respect to matters relating to amendments to the Operating Agreement that would adversely affect the rights of the Shareholders. Each outstanding Share entitles the holder thereof to one vote on all matters submitted to a vote of the Shareholders. Generally, matters to be voted on by the Shareholders must be approved by a majority of the votes cast by all outstanding equity interests present in person or represented by proxy. If any vote occurs, the Shareholders will be bound by the majority vote, whether or not they voted with the majority.

The Shareholders have no ability to remove the Manager.

Our Operating Agreement provides that the Manager may not be removed as manager of the Company by any vote or other action of the Shareholders for any reason. The Manager may only be removed by a decision of Landa Holdings, the Manager’s parent, which decision Landa Holdings may make in its sole discretion. As a result, Shareholders will not have any say on whether the Manager may be removed for “cause” or otherwise and the Manager may be entitled to continue to receives fees from the Company notwithstanding the Shareholders’ desire to remove it. As such, there is an inherent conflict of interests between Shareholder interests and the interests of Landa Holdings and the Manager.

Certain provisions of the Operating Agreement and Delaware law could hinder, delay or prevent a change of control of the Company.

Certain provisions of the Operating Agreement and Delaware law could have the effect of discouraging, delaying or preventing transactions that involve an actual or threatened change of control of the Company. These provisions include the following:

●	Authorization of additional securities, issuances of authorized securities and classification of securities without Shareholder approval. The Operating Agreement authorizes the Company to issue additional Shares or other securities for the consideration and on the terms and conditions established by the Manager without the approval of the Shareholders. In particular, the Manager is authorized to provide for the issuance of an unlimited amount of one or more additional classes or series of equity interests, including preferred equity, and to fix the number of equity interests, the relative powers, preferences and rights, and the qualifications, limitations or restrictions applicable to each class or series thereof by resolution authorizing the issuance of such class or series. The Company’s ability to issue additional Shares and other securities could render more difficult or discourage an attempt to obtain control over the Company by means of a tender offer, merger or otherwise.

●	Delaware Business Combination Statute—Section 203. Section 203 of the Delaware General Corporation Law (the “DGCL”), which restricts certain business combinations with interested holders of equity interests in certain situations, does not apply to limited liability companies unless they elect to utilize it. The Operating Agreement does not currently elect to have Section 203 of the DGCL apply to the Company. In general, this statute prohibits a publicly held Delaware corporation from engaging in a business combination with an interested holder of such corporations equity interests for a period of three years after the date of the transaction by which that person became an interested holder of such corporation’s equity interests, unless the business combination is approved in a prescribed manner. For purposes of Section 203, a business combination includes a merger, asset sale or other transaction resulting in a financial benefit to the interested holder of the corporation’s equity interests, and an interested holder is a person who, together with affiliates and associates, owns, or within three years prior did own, 15% or more of the voting shares of the corporation. The Manager may elect to amend the Operating Agreement at any time to have Section 203 apply to the Company.

●	Ownership limitations. To assist the Company in qualifying as a REIT, the Operating Agreement, subject to certain exceptions, provides that generally no person may own, or be deemed to own by virtue of the attribution provisions of the Internal Revenue Code of 1986, as amended (the “Code”), either more than 9.8% in value or in number of the Shares, whichever is more restrictive, or more than 9.8% in value or in number of the Shares, whichever is more restrictive. Accordingly, no person may own, or be deemed to own, more than 9.8% in value or in number of the Shares, whichever is more restrictive. The ownership limits could have the effect of discouraging a takeover or other transaction in which Shareholders might receive a premium for their Shares over the then prevailing market price or which holders might believe to be otherwise in their best interests. Furthermore, the Company will reject any investor’s subscription in whole or in part if we determine that such subscription would violate such ownership limits.

●	Exclusive authority of the Manager to amend the Operating Agreement. The Operating Agreement provides that the Manager has the exclusive power to adopt, alter or repeal any provision of the Operating Agreement, unless such amendment would adversely change the rights of the Shares. Thus, Shareholders generally may not effect changes to the Operating Agreement.

The initial offering price of the Shares was not established on an independent basis; the Company’s NAV Per Share may be substantially less than the initial purchase price per Share.

The initial offering price per Share set forth herein was determined by the Manager in its sole discretion. This initial price per Share bears no relationship to the Company’s NAV Per Share or to any other established criteria for valuing equity interests. The initial price per share is not indicative of the proceeds that prospective investors would receive upon liquidation. Further, the initial price per Share may be significantly more than the price at which the Shares would trade if they were to be listed on an exchange or actively traded by broker-dealers.

For the Initial Pricing Period, the per Share purchase price for the Shares will be $10.00 per Share. Following the Initial Pricing Period, the per Share purchase price will be determined by the Manager on the first day of each calendar quarter that follows, in accordance with the Operating Agreement, and will equal the Company’s NAV Per Share. Employees of the Manager will perform valuations of the Company’s assets using a process that reflects (1) estimated values of each of the Company’s real estate assets and investments (including properties underlying its loans), including related liabilities, based upon any of (a) with respect to properties underlying our mortgage loans (or properties we may own), market capitalization rates, comparable sales information, interest rates, net operating income, (b) with respect to debt, default rates, discount rates and loss severity rates, (c) for properties that have development or value add plans, progress along such development or value add plan, and (d) in certain instances reports of the underlying real estate provided by an independent valuation expert, (2) the price of liquid assets for which third party market quotes are available, (3) accruals of the Company’s periodic distributions, if any, and (4) estimated accruals of the Company’s operating revenues and expenses. Estimates will be based on information available to the Manager and the expertise and judgment of employees of the Manager. Actual values and results could differ from the estimates used by to value the Company’s assets, and that difference could be significant. This valuation approach may result in a substantially different per Share price than Shareholders might receive for their Shares if they tried to sell them or if the Company liquidated its investment portfolio.

Shareholders’ Shares will be diluted if the Company issues additional Shares or other securities, which could reduce the overall value of the outstanding Shares.

Prospective investors in this Offering do not have preemptive rights to any Shares or other securities the Company may issue in the future. Under the Operating Agreement, the Company has authority to issue an unlimited number of additional Shares or other securities, although, under Regulation A, the Company is only allowed to sell up to $75,000,000 of Shares in any 12 month period (although the Company may raise capital in other ways). In particular, the Manager is authorized, subject to the restrictions of Regulation A and other applicable securities laws, to provide for the issuance of an unlimited amount of one or more classes or series of equity interests in the Company, including preferred equity interests, and to fix the number of equity interests, the relative powers, preferences and rights, and the qualifications, limitations or restrictions applicable to each class or series thereof by resolution authorizing the issuance of such class or series, without Shareholder approval. The Manager may, at any time in its sole discretion, elect to (i) sell additional Shares in this or future public offerings, (ii) issue equity interests in private offerings, or (iii) issue equity interests to the Manager, or to the Manager’s successors or assigns in payment of any outstanding obligations. To the extent the Company issues additional equity interests following any purchase of Shares in this Offering, the percentage ownership interest of any Shareholders at that time will be diluted. In addition, depending upon the terms and pricing of any additional offerings and the value of the Company’s investments, Shareholders may also experience dilution in the book value and fair value of their Shares.

By purchasing Shares in this Offering, you are bound by the arbitration provisions contained in our subscription agreement and our operating agreement which limit your ability to bring class action lawsuits or seek remedy on a class basis, including with respect to securities law claims.

By purchasing Shares in this Offering, investors agree to be bound by the arbitration provisions contained in our subscription agreement and our operating agreement (each an “Arbitration Provision” and collectively, the “Arbitration Provisions”). Such Arbitration Provisions apply to claims under the U.S. federal securities laws and to all claims that are related to the Company, including with respect to this Offering, our holdings, our Shares or other securities, our ongoing operations and the management of our investments, among other matters and limit the ability of investors to bring class action lawsuits or similarly seek remedy on a class basis. Furthermore, because the Arbitration Provision is contained in our operating agreement, such Arbitration Provision will also apply to any purchasers of Shares in a secondary transaction.

By agreeing to be subject to the Arbitration Provisions, you are severely limiting your rights to seek redress against us in court. For example, you may not be able to pursue litigation for any claim in state or federal courts against us, the Manager, Landa Holdings, or their respective directors or officers, including with respect to securities law claims, and any awards or remedies determined by the arbitrators may not be appealed. In addition, arbitration rules generally limit discovery, which could impede your ability to bring or sustain claims, and the ability to collect attorneys’ fees or other damages may be limited in the arbitration, which may discourage attorneys from agreeing to represent parties wishing to commence such a proceeding.

Specifically, the Arbitration Provisions provide that either party may, at its sole election, require that the sole and exclusive forum and remedy for resolution of a claim be final and binding arbitration. We have not determined whether we will exercise our right to demand arbitration but reserve the right to make that determination on a case by case basis as claims arise. In this regard, the Arbitration Provision is similar to a binding arbitration provision as we are likely to invoke the Arbitration Provision to the fullest extent permissible.

Any arbitration brought pursuant to the Arbitration Provisions must be conducted in New York. The term “Claim” as used in the Arbitration Provisions is very broad and includes any past, present, or future claim, dispute, or controversy involving you (or persons claiming through or connected with you), on the one hand, and us (or persons claiming through or connected with us), on the other hand, relating to or arising out of your subscription agreement, the Landa Platform, and/or the activities or relationships that involve, lead to, or result from any of the foregoing, including (except an individual Claim that you may bring in Small Claims Court or an equivalent court, if any, so long as the Claim is pending only in that court) the validity or enforceability of the Arbitration Provisions, any part thereof, or the entire subscription agreement. Claims are subject to arbitration regardless of whether they arise from contract; tort (intentional or otherwise); a constitution, statute, common law, or principles of equity; or otherwise. Claims include (without limitation) matters arising as initial claims, counter-claims, cross-claims, third-party claims, or otherwise. The scope of the Arbitration Provisions is to be given the broadest possible interpretation that will permit it to be enforceable. Based on discussions with and research performed by the Company’s counsel, we believe that the Arbitration Provisions are enforceable under federal law, the laws of the State of Delaware or under any other applicable laws or regulations. However, the issue of enforceability is not free from doubt and to the extent that one or more of the provisions in our subscription agreement or our operating agreement with respect to the Arbitration Provisions or otherwise requiring you to waive certain rights were to be found by a court to be unenforceable, we would abide by such decision.

Further, potential investors should consider that each of our subscription agreement and our operating agreement restricts the ability of our shareholders to bring class action lawsuits or to similarly seek remedy on a class basis, unless otherwise consented to by us. These restrictions on the ability to bring a class action lawsuit are likely to result in increased costs, both in terms of time and money, to individual investors who wish to pursue claims against us.

BY AGREEING TO BE SUBJECT TO THE ARBITRATION PROVISIONS, INVESTORS WILL NOT BE DEEMED TO WAIVE THE COMPANY’S COMPLIANCE WITH THE FEDERAL SECURITIES LAWS AND THE RULES AND REGULATIONS PROMULGATED THEREUNDER.

By purchasing Shares in this Offering, you are bound by the provisions contained in our subscription agreement and our operating agreement that require you to waive your rights to request to review and obtain information relating to the Company, including, but not limited to, names and contact information of our Shareholders.

By purchasing Shares in this Offering, investors agree to be bound by the provisions contained in our subscription agreement and our operating agreement (each a “Waiver Provision”, and collectively the “Waiver Provisions”). The Waiver Provisions limit the ability of our Shareholders to make a request to review and obtain information relating to and maintained by the Company, the Manager, and Landa Holdings, including, but not limited to, names and contact information of our Shareholders, information listed in Section 18-305 of the Delaware Limited Liability Company Act, as amended, and any other information deemed to be confidential by the Manager in its sole discretion. Furthermore, because the Waiver Provision is contained in our operating agreement, such Waiver Provision will also apply to any purchasers of Shares in a secondary transaction.

Through the Company’s required public filing disclosures, periodic reports and obligation to provide annual reports and tax information to its shareholders, much of the information listed in Section 18-305 of the Delaware Limited Liability Company Act will be available to shareholders notwithstanding the Waiver Provisions. While the intent of the Waiver Provisions is to protect your personally identifiable information from being disclosed pursuant to Section 18-305, by agreeing to be subject to the Waiver Provisions, you are severely limiting your right to seek access to the personally identifiable information of other shareholders, such as names, addresses and other information about shareholders and the Company that the Manager deem to be confidential. As a result, the Waiver Provisions could impede your ability to communicate with other shareholders, and such provision may impede your ability to bring or sustain claims against the Company, including under applicable securities laws.

Based on discussions with and research performed by the Company’s counsel, we believe that the Waiver Provisions are enforceable under federal law, the laws of the State of Delaware, and under any other applicable laws or regulations. However, the issue of enforceability is not free from doubt and to the extent that one or more of the provisions in our subscription agreement or our operating agreement with respect to the Waiver Provisions were to be found by a court to be unenforceable, we would abide by such decision.

BY AGREEING TO BE SUBJECT TO THE WAIVER PROVISIONS, INVESTORS WILL NOT BE DEEMED TO WAIVE THE COMPANY’S COMPLIANCE WITH THE FEDERAL SECURITIES LAWS AND THE RULES AND REGULATIONS PROMULGATED THEREUNDER.

By purchasing Shares in this Offering, you are bound by the jury waiver provisions contained in our subscription agreement, which require you to waive your right to a trial by a jury for those matters that are not otherwise subject to the arbitration provisions, including with respect to securities law claims.

By purchasing Shares in this Offering, investors agree to be bound by the jury waiver provisions contained in our subscription agreement and our bylaws. Such jury waiver provisions apply to claims under the U.S. federal securities laws and to all claims that are related to the company, including with respect to this Offering, our Shares, our holdings, our ongoing operations and the management of our investments, among other matters, and means that you are waiving your rights to a trial by jury with respect to such claims.

Based on discussions with and research performed by our counsel, we believe that the jury waiver provisions are enforceable under federal law, the laws of the State of Delaware or under any other applicable laws or regulations. However, the issue of enforceability is not free from doubt and to the extent that one or more of the provisions in our subscription agreement or our bylaws with respect to the jury waiver provisions were to be found by a court to be unenforceable, we would abide by such decision.

BY AGREEING TO BE SUBJECT TO THE JURY WAIVER PROVISIONS, INVESTORS WILL NOT BE DEEMED TO WAIVE THE COMPANY’S COMPLIANCE WITH THE FEDERAL SECURITIES LAWS AND THE RULES AND REGULATIONS PROMULGATED THEREUNDER.

Risks Related to the Company’s Status as a REIT

The Manager has no prior entity experience managing a REIT. Therefore, the Manager may not be able to successfully operate the Company’s business or achieve its investment objectives.

While certain members of the Manager’s management team have significant experience investing in the types of portfolio investments the Company intends to target, the Manager has no prior entity experience managing a REIT. Therefore, the Manager may not be able to successfully operate the Company’s business or achieve its investment objectives. As a result, an investment in the common shares may entail more risk than an investment in the securities of a comparable company which is managed by one or more persons or entities who have significant experience managing a REIT.

Failure to qualify as a REIT would cause us to be taxed as a regular corporation, which would substantially reduce funds available for distributions to our shareholders.

We believe that our organization, prior and proposed ownership and method of operation have enabled us, and will continue to enable us to meet the requirements for qualification and taxation as a REIT. However, we cannot assure you that we will continue to qualify as such. This is because qualification as a REIT involves the application of highly technical and complex provisions of the Code as to which there are only limited judicial and administrative interpretations and involves the determination of facts and circumstances not entirely within our control. Future legislation, new regulations, administrative interpretations or court decisions may significantly change the tax laws or the application of the tax laws with respect to our qualification as a REIT or the U.S. federal income tax consequences of such qualification.

If we fail to qualify as a REIT in any taxable year, we will face serious tax consequences that will substantially reduce the funds available for distributions to our shareholders because:

●	we would not be allowed a deduction for dividends paid to shareholders in computing our taxable income and would be subject to U.S. federal income tax at regular corporate rates; and

●	unless we are entitled to relief under certain U.S. federal income tax laws, we could not re-elect REIT status until the fifth calendar year after the year in which we failed to qualify as a REIT.

In addition, if we fail to qualify as a REIT, we will no longer be required to make distributions. As a result of all these factors, our failure to qualify as a REIT could impair our ability to expand our business and raise capital, and it would adversely affect the value of our common shares. See “Certain U.S. Federal Income Tax Considerations” for a discussion of certain U.S. federal income tax considerations relating to us and our common shares.

Even if we continue to qualify as a REIT, we may owe other taxes that will reduce our cash flows.

Even if we continue to qualify for taxation as a REIT, we may be subject to certain U.S. federal, state and local taxes on our income and assets, on taxable income that we do not distribute to our shareholders, on net income from certain “prohibited transactions”, and on income from some activities conducted as a result of a foreclosure, and state or local income, property and transfer taxes. For example, to the extent we satisfy the 90% distribution requirement but distribute less than 100% of our REIT taxable income, we will be subject to U.S. federal corporate income tax on our undistributed taxable income and gains. We also will be subject to a 4% nondeductible excise tax if the actual amount that we distribute to our shareholders in a calendar year is less than a minimum amount specified under the Code. As another example, we are subject to a 100% “prohibited transaction” tax on any gain from a sale of property that is characterized as held for sale, rather than investment, for U.S. federal income tax purposes, unless we comply with a statutory safe harbor or earn the gain through a taxable REIT subsidiary (“TRS”). Further, any TRS that we establish will be subject to regular corporate U.S. federal, state and local taxes. Any of these taxes would decrease cash available for distribution to shareholders.

REIT distribution requirements could adversely affect our liquidity and may force us to borrow funds during unfavorable market conditions.

In order to maintain our REIT status and to meet the REIT distribution requirements, we may need to borrow funds on a short-term basis or sell assets, even if the then-prevailing market conditions are not favorable for these borrowings or sales. In addition, we may need to reserve cash (including proceeds from this Offering) to satisfy our REIT distribution requirements, even though there are attractive investment opportunities that may be available. To qualify as a REIT, we generally must distribute to our shareholders at least 90% of our net taxable income each year, excluding capital gains. In addition, we will be subject to corporate income tax to the extent we distribute less than 100% of our taxable income including any net capital gain. We intend to make distributions to our shareholders to comply with the requirements of the Code for REITs and to minimize or eliminate our corporate income tax obligation to the extent consistent with our investment objectives. Our cash flows from operations may be insufficient to fund required distributions, for example as a result of differences in timing between the actual receipt of income and the recognition of income for U.S. federal income tax purposes, the effect of non-deductible capital expenditures, limitations on interest expense and net operating loss deductibility, the creation of reserves or required debt service or amortization payments. We generally are required to accrue income from mortgage loans, mortgage backed securities, and other types of debt instruments currently over the term of the asset, even if we do not receive the cash payments corresponding to such income until later periods. Thus, all or a part of the anticipated increase in yield on the loans we hold that are attributable to deferred interest, exit fees and/or equity participation features generally must be accrued currently notwithstanding that the corresponding cash payment is deferred or uncertain. The insufficiency of our cash flows to cover our distribution requirements could have an adverse impact on our ability to raise short- and long-term debt or sell equity securities in order to fund distributions required to maintain our REIT status. In addition, we will be subject to a 4% nondeductible excise tax on the amount, if any, by which distributions paid by us in any calendar year are less than the sum of 85% of our ordinary income, 95% of our capital gain net income and 100% of our undistributed income from prior years. To address and/or mitigate some of these issues, we may make taxable distributions that are in part paid in cash and in part paid in our common shares. In such cases our shareholders may have tax liabilities from such distributions in excess of the cash they receive. The treatment of such taxable share distributions is not clear, and it is possible the taxable share distribution will not count towards our distribution requirement, in which case adverse consequences could apply.

If we fail to invest a sufficient amount of the net proceeds from selling our common shares in real estate assets within one year from the receipt of the proceeds, we could fail to qualify as a REIT.

Temporary investment of the net proceeds from sales of our common shares in short-term securities and income from such investment generally will allow us to satisfy various REIT income and asset requirements, but only during the one-year period beginning on the date we receive the net proceeds. If we are unable to invest a sufficient amount of the net proceeds from sales of our common shares in qualifying real estate assets within such one-year period, we could fail to satisfy one or more of the gross income or asset tests and/or we could be limited to investing all or a portion of any remaining funds in cash or cash equivalents. If we fail to satisfy any such income or asset test, unless we are entitled to relief under certain provisions of the Code, we could fail to qualify as a REIT. See “Certain U.S. Federal Income Tax Considerations”.

If we form a TRS, our overall tax liability could increase.

Any TRS we form will be subject to U.S. federal, state and local income tax on its taxable income. Accordingly, although our ownership of any TRSs may allow us to participate in the operating income from certain activities that we could not participate in without violating the REIT income tests requirements of the Code or incurring the 100% tax on gains from prohibited transactions, the TRS through which we earn such operating income or gain will be fully subject to corporate income tax. The after-tax net income of any TRS would be available for distribution to us; however, any dividends received by us from our domestic TRSs will only be qualifying income for the 95% gross income test, not the 75% gross income test.

Although our use of TRSs may partially mitigate the impact of meeting certain requirements necessary to maintain our qualification as a REIT, there are limits on our ability to own and engage in transactions with TRSs, and a failure to comply with the limits would jeopardize our REIT qualification and may result in the application of a 100% excise tax.

A REIT may own up to 100% of the stock or securities of one or more TRSs. A TRS may hold assets and earn income that would not be qualifying assets or income if held or earned directly by a REIT. A TRS also may sell assets without incurring the 100% tax on prohibited transactions. Both the subsidiary and the REIT must jointly elect to treat the subsidiary as a TRS. A corporation of which a TRS directly or indirectly owns more than 35% of the voting power or value of the stock will automatically be treated as a TRS. Overall, no more than 20% of the value of a REIT’s assets may consist of stock or securities of one or more TRSs. The rules also impose a 100% excise tax on certain transactions between a TRS and its parent REIT that are not conducted on an arm’s-length basis. We may jointly elect with one or more subsidiaries for those subsidiaries to be treated as TRSs for U.S. federal income tax purposes. These TRSs will pay U.S. federal, state and local income tax on their taxable income, and their after-tax net income will be available for distribution to us but is not required to be distributed to us. We will monitor the value of our respective investments in any TRSs we may form for the purpose of ensuring compliance with TRS ownership limitations and intend to structure our transactions with any such TRSs on terms that we believe are arm’s-length to avoid incurring the 100% excise tax described above. There can be no assurance, however, that we will be able to comply with the 20% TRS limitation or to avoid application of the 100% excise tax.

Dividends payable by REITs generally do not qualify for reduced tax rates under current law.

The maximum U.S. federal income tax rate for certain qualified dividends payable to U.S. shareholders that are individuals, trusts and estates generally is 20%. Dividends payable by REITs, however, are generally not eligible for the reduced rate and therefore may be subject to a (current) 37% maximum U.S. federal income tax rate on ordinary income when paid to such shareholders. The more favorable rates applicable to regular corporate dividends under current law could cause investors who are individuals, trusts and estates or are otherwise sensitive to these lower rates to perceive investments in REITs to be relatively less attractive than investments in the stocks of non-REIT corporations that pay dividends, which could adversely affect the value of the stock of REITs, including our common shares. However, for taxable years beginning before January 1, 2026, non-corporate taxpayers may deduct 20% of “qualified REIT dividends.” Qualified REIT dividends eligible for this deduction generally will include our dividends received by a non-corporate U.S. stockholder that we do not designate as capital gain dividends and that are not qualified dividend income.

Rapid changes in the value of our assets may make it difficult for us to maintain our qualification as a REIT.

Changes in the market value or income potential of our assets, whether as a result of general economic factors, the markets in which our properties are located, increased interest rates, prepayment rates or other factors, may require us to modify our investment portfolio in order to maintain our REIT qualification. If such changes in asset values or income potential occurs quickly, this may be especially difficult, if not impossible, to accomplish. This difficulty may be exacerbated by the illiquid nature of many of the assets that we may own. We may have to make investment decisions that we otherwise would not make absent REIT considerations.

Investments outside the United States could present additional complications to our ability to satisfy the REIT qualification requirements and may subject us to additional taxes.

Although we do not expect to invest in non-U.S. real estate assets, if we were to make such investments, operating in functional currencies other than the U.S. dollar and in environments in which real estate transactions are customarily structured differently than they are in the United States or are subject to different legal rules may complicate our ability to structure non-U.S. investments in a manner that enables us to satisfy the REIT qualification requirements. In addition, non-U.S. investments may subject us to various non-U.S. tax liabilities, including withholding taxes.

Complying with REIT requirements may cause us to forego otherwise attractive opportunities or to liquidate otherwise attractive investments.

To continue to qualify as a REIT, we must continually satisfy tests concerning, among other things, the sources of our income, the nature and diversification of our assets, the amounts we distribute to our shareholders and the ownership of our shares. We may be required to make distributions to our shareholders at disadvantageous times or when we do not have funds readily available for distribution. Thus, compliance with the REIT requirements may, for instance, hinder our ability to make certain otherwise attractive investments or undertake other activities that might otherwise be beneficial to us and our shareholders, or may require us to borrow or liquidate investments in unfavorable market conditions and, therefore, may hinder our investment performance. As a REIT, at the end of each calendar quarter, at least 75% of the value of our assets must consist of cash, cash items, U.S. Government securities and qualified “real estate assets.” The remainder of our investments in securities (other than cash, cash items, U.S. Government securities, securities issued by a TRS and qualified real estate assets) generally cannot include more than 10% of the outstanding voting securities of any one issuer or more than 10% of the total value of the outstanding securities of any one issuer. In addition, in general, no more than 5% of the value of our total assets (other than cash, cash items, U.S. Government securities, securities issued by a TRS and qualified real estate assets) can consist of the securities of any one issuer, no more than 20% of the value of our total securities can be represented by securities of one or more TRSs, and no more than 25% of the value of our total assets may be represented by debt instruments of publicly offered REITs that are not secured by mortgages on real property or interests in real property. After meeting these requirements at the close of a calendar quarter, if we fail to comply with these requirements at the end of any subsequent calendar quarter, we must correct the failure within 30 days after the end of the calendar quarter or qualify for certain statutory relief provisions to avoid losing our REIT qualification. As a result, we may be required to liquidate from our portfolio or forego otherwise attractive investments. These actions could have the effect of reducing our income and amounts available for distribution to our shareholders.

You may be restricted from acquiring, transferring or redeeming certain amounts of our common shares.

In order to maintain our REIT qualification, among other requirements, no more than 50% in value of our outstanding shares may be owned, directly or indirectly, by five or fewer individuals, as defined in the Code to include certain kinds of entities, during the last half of any taxable year, other than the first year for which a REIT election is made. To assist us in qualifying as a REIT, our operating agreement contains an aggregate share ownership limit and a common shares ownership limit. Generally, any of our shares owned by affiliated owners will be added together for purposes of the aggregate share ownership limit, and any common shares owned by affiliated owners will be added together for purposes of the common shares ownership limit.

If anyone attempts to transfer or own shares in a way that would violate the aggregate share ownership limit or the common shares ownership limit (or would prevent us from continuing to qualify as a REIT), unless such ownership limits have been waived by the Manager, those shares instead will be deemed transferred to a trust for the benefit of a charitable beneficiary and will be either redeemed by us or sold to a person whose ownership of the shares will not violate the aggregate share ownership limit or the common shares ownership limit and will not prevent us from qualifying as a REIT. If this transfer to a trust fails to prevent such a violation or our disqualification as a REIT, then the initial intended transfer or ownership will be null and void from the outset. Anyone who acquires or owns shares in violation of the aggregate share ownership limit or the common shares ownership limit, unless such ownership limit or limits have been waived by the Manager, or the other restrictions on transfer or ownership in our operating agreement, bears the risk of a financial loss when the shares are redeemed or sold, if the NAV of our shares falls between the date of purchase and the date of redemption or sale.

Our limits on ownership of our shares also may require us to decline redemption requests that would cause other shareholders to exceed such ownership limits. In addition, in order to comply with certain of the distribution requirements applicable to REITs we will decline to honor any redemption request that we believe is a “dividend equivalent” redemption as discussed in “Certain U.S. Federal Income Tax Considerations—Taxation of Taxable U.S. Shareholders—Redemptions of Common Shares”.

The failure of a mezzanine loan to qualify as a real estate asset could adversely affect our ability to qualify as a REIT.

We may acquire mezzanine loans, for which the Internal Revenue Service (the “IRS”), has provided a safe harbor but not rules of substantive law. Pursuant to the safe harbor, if a mezzanine loan meets certain requirements, it will be treated by the IRS as a real estate asset for purposes of the REIT asset tests, and interest derived from the mezzanine loan will be treated as qualifying mortgage interest for purposes of the 75% gross income test. To the extent that any of our mezzanine loans do not meet all of the requirements for reliance on the safe harbor, such loans may not be real estate assets and could adversely affect our REIT status.

We may make certain other investments through subsidiaries (with rights to receive preferred economic returns) and may invest in “kickers” with respect to certain investments that we determine to hold outside of a TRS. The character of such investments for REIT purposes may depend on the assets and operations of the issuer, which we generally will not control. Thus, no assurance can be given that any such issuer will not operate in a manner that causes us to fail an income or asset test requirement. In addition, the proper treatment of certain investments, including investments through subsidiaries (with rights to receive preferred economic returns) and “kickers,” for U.S. federal income tax purposes is unclear. If the IRS were to successfully challenge our characterization of an investment, it could adversely affect our REIT status.

Complying with REIT requirements may limit our ability to hedge effectively and may cause us to incur tax liabilities.

The REIT provisions of the Code substantially limit our ability to hedge our liabilities. Generally, income from a hedging transaction we enter into to manage risk of interest rate changes with respect to borrowings made or to be made to acquire or carry real estate assets or to offset certain other positions does not constitute “gross income” for purposes of the 75% or 95% gross income tests, provided certain circumstances are satisfied. To the extent that we enter into other types of hedging transactions, the income from those transactions is likely to be treated as non-qualifying income for purposes of both of the gross income tests. As a result of these rules, we may need to limit our use of advantageous hedging techniques or implement those hedges through a TRS. This could increase the cost of our hedging activities because our TRS would be subject to tax on income or gains resulting from hedges entered into by it or expose us to greater risks associated with changes in interest rates than we would otherwise want to bear. In addition, losses in our TRSs will generally not provide any tax benefit, except for being carried forward for use against future taxable income in the TRSs.

The ability of the Manager to revoke our REIT qualification without shareholder approval may cause adverse consequences to our shareholders.

Our operating agreement provides that the Manager may revoke or otherwise terminate our REIT election, without the approval of our shareholders, if it determines that it is no longer in our best interest to qualify as a REIT. If we cease to be a REIT, we will not be allowed a deduction for dividends paid to shareholders in computing our taxable income and will be subject to U.S. federal income tax at regular corporate rates, as well as state and local taxes, which may have adverse consequences on our total return to our shareholders.

The IRS may take the position that gains from sales of property are subject to a 100% prohibited transaction tax.

We may have to sell assets from time to time to fund redemption requests, to satisfy our REIT distribution requirements, to satisfy other REIT requirements, or for other purposes. It is possible that the IRS may take the position that one or more sales of our properties may be a prohibited transaction, which is a sale of property held by us primarily for sale in the ordinary course of our trade or business. If we are deemed to have engaged in a prohibited transaction, our gain from such sale would be subject to a 100% tax. The Code sets forth a safe harbor under which a REIT may, under certain circumstances, sell property without risking the imposition of the 100% tax, but there is no assurance that we will be able to qualify for the safe harbor. We do not intend to hold property for sale in the ordinary course of business, but there is no assurance that the IRS will not challenge our position, especially if we make frequent sales or sales of property in which we have short holding periods. For example, we could be subject to this tax if we were to dispose of or securitize loans (or portions thereof) in a manner that was treated as a sale of the loans for U.S. federal income tax purposes. Therefore, in order to avoid the prohibited transactions tax, we may choose not to engage in certain sales of loans at the REIT level (and may conduct such sales through a TRS), and may limit the structures we utilize for any securitization transactions, even though the sales or structures might otherwise be beneficial to us.

Legislative or regulatory action related to federal income tax laws could adversely affect our shareholders and/or our business.

The rules dealing with U.S. federal, state and local income taxation are constantly under review by persons involved in the legislative process and by the IRS and the U.S. Treasury Department. Changes to tax laws (which changes may have retroactive application) could materially adversely affect us and our shareholders. In recent years, numerous legislative, judicial and administrative changes have been made to the federal income tax laws applicable to investments in REITs and similar entities. Additional changes to tax laws and regulations are likely to continue to occur in the future, and we cannot assure our shareholders that any such changes will not adversely affect the taxation of a shareholder or will not have an adverse effect on an investment in our common shares. Shareholders are urged to consult with their tax advisors with respect to the potential effect that legislative, regulatory or administrative developments and proposals could have on their investment in our shares.

A portion of our distributions may be treated as a return of capital for U.S. federal income tax purposes, which could reduce the basis of a shareholder’s investment in our common shares and may trigger taxable gain.

A portion of our distributions may be treated as a return of capital for U.S. federal income tax purposes. As a general matter, a portion of our distributions will be treated as a return of capital for U.S. federal income tax purposes if the aggregate amount of our distributions for a year exceeds our current and accumulated earnings and profits for that year. To the extent that a distribution is treated as a return of capital for U.S. federal income tax purposes, it will reduce a holder’s adjusted tax basis in the holder’s shares, and to the extent that it exceeds the holder’s adjusted tax basis, it will be treated as gain resulting from a sale or exchange of such shares. See “Certain U.S. Federal Income Tax Considerations”.

Our ability to provide certain services to our tenants may be limited by the REIT rules, or may have to be provided through a TRS.

As a REIT, we generally cannot hold interests in rental property where tenants receive services other than services that are customarily provided by landlords, nor can we derive income from a third party that provides such services. If services to tenants at properties in which we hold an interest are limited to customary services, those properties may be disadvantaged as compared to other properties that can be operated without the same restrictions. However, we can provide such non-customary services to tenants or share in the revenue from such services if we do so through a TRS, though income earned through the TRS will be subject to corporate income taxes.

Our qualification as a REIT and avoidance of 100% tax may depend on the characterization of loans that we make as debt for U.S. federal income tax purposes.

For U.S. federal income tax purposes, the IRS or a court may treat a loan with sufficient equity characteristics as equity for tax purposes. We may obtain equity participation rights with respect to our loans, and we may make loans with relatively high loan-to-value ratios and/or high yields, which are among the features that can cause a loan to be treated as equity for U.S. federal income tax purposes. Although we intend to continue to structure each of our loans so that the loan should be respected as debt for U.S. federal income tax purposes, it is possible that the IRS or a court could disagree and seek to recharacterize the loan as equity. Recharacterization of one of our loans as equity for U.S. federal income tax purposes generally would require us to include our share of the gross assets and gross income of the borrower in our REIT asset and income tests. Inclusion of such items could jeopardize our REIT status. Moreover, to the extent our borrowers hold their assets as dealer property or inventory, if we are treated as holding equity in a borrower for U.S. federal income tax purposes, our share of gains from sales by the borrower would be subject to the 100% tax on prohibited transactions (except to the extent earned through a TRS).

The failure of a loan to qualify as an obligation secured by a mortgage on real property within the meaning of the REIT rules could adversely affect our ability to qualify as a REIT.

We may make investments in loans whose qualification as a real estate mortgage loan for REIT purposes is uncertain or which are treated in part as qualifying mortgage loans and in part as unsecured loans. The failure of a loan that we treated as a qualifying mortgage loan to qualify as such for REIT purposes could cause us to fail one or more of the REIT income or asset tests, and thereby cause us to fail to qualify as a REIT unless certain relief provisions also apply.

In general, interest income accrued on a loan that is secured by real property and personal property during a taxable year constitutes a wholly qualifying real estate asset and all interest shall be qualifying income for purposes of the 75% gross income test only if the loan is secured by a mortgage on real property with a value (at the time we committed to acquire the loan) at least equal to the highest outstanding principal amount of the loan during such taxable year. In the case of loans to improve or develop real property, the value of the real property collateral when we commit to acquire a loan is deemed to include the reasonably estimated cost of the improvements or developments (other than personal property) which will secure the loan and which will be constructed from the proceeds of the loan. Subject to an exemption discussed in “Certain U.S. Federal Income Tax Considerations – Gross Income Tests – Interest Income,” if the outstanding principal balance of a mortgage loan during the taxable year exceeds the deemed value of the real property securing the loan at the time we committed to acquire the loan, a portion of the interest accrued during the year will not be qualifying mortgage interest for the 75% gross income test and a portion of such loan likely will not be a qualifying real estate asset. In that case, we could earn income that is not qualifying for the 75% gross income test and be treated as holding a non-real estate investment in whole or part, which could result in our failure to qualify as a REIT. However, a mortgage loan secured by both real property and personal property will be treated as a wholly qualifying real estate asset and all interest will be qualifying income for purposes of the 75% gross income test if the fair market value of such personal property does not exceed 15% of the total fair market value of all such property, even if the real property collateral value is less than the outstanding principal balance of the loan.

The “taxable mortgage pool” rules may increase the taxes that we or our shareholders may incur, and may limit the manner in which we effect future securitizations.

Any borrowings incurred by us could result in the creation of taxable mortgage pools for U.S. federal income tax purposes. Except as provided below, we generally would not be adversely affected by the characterization as a taxable mortgage pool so long as we own 100% of the equity interests in a taxable mortgage pool. Certain categories of shareholders, however, such as non-U.S. shareholders eligible for treaty or other benefits, shareholders with net operating losses, and certain U.S. tax-exempt shareholders that are subject to unrelated business income tax, could be subject to increased taxes on a portion of their dividend income from us that is attributable to the taxable mortgage pool. In addition, to the extent that our shares are owned by tax-exempt “disqualified organizations,” such as certain government-related entities and charitable remainder trusts that are not subject to tax on unrelated business income, we may incur a corporate level tax on a portion of our income from the taxable mortgage pool. In that case, we may reduce the amount of our distributions to any disqualified organization whose share ownership gave rise to the tax. Moreover, we would be precluded from selling equity interests in these securitizations to outside investors, or selling any debt securities issued in connection with these securitizations that might be considered to be equity interests for U.S. federal income tax purposes. These limitations may prevent us from using certain techniques to maximize our returns from securitization transactions.

Property taxes could increase due to property tax rate changes or reassessment, which could impact our cash flow.

Even if we qualify as a REIT for U.S. federal income tax purposes, we generally will be required to pay state and local taxes on our properties. The real property taxes on our properties may increase as property tax rates change or as our properties are assessed or reassessed by taxing authorities. If the property taxes payable by us increase, our financial condition, results of operations, and the value of the shares may be materially adversely affected.

Risks Related to Non-ERISA Plans

Non-ERISA Plans (as defined above) are subject to Section 4975 of the Code, as well as the provisions of the Code relating to “unrelated business taxable income”. Accordingly, a Non-ERISA Plan that is considering an investment in the Shares should satisfy itself that:

●	such investment is made in accordance with the documents and instruments governing the plan or IRA;

●	such investment will not produce “unrelated business taxable income” for the plan or IRA;

●	the Shareholder will be able to value the assets of the plan annually in accordance with applicable provisions of the applicable plan or IRA document; and

●	such investment will not constitute a prohibited transaction under Section 4975 of the Code.

In addition, if an investment in the Shares constitutes a non-exempt prohibited transaction under the Code, any “disqualified person” within the meaning of Section 4975 of the Code that engaged in the transaction (excluding fiduciaries acting only in the fiduciary capacities) may be subject to the imposition of excise taxes with respect to the amount invested.

ESTIMATED USE OF PROCEEDS

The table below sets forth the Company’s estimated use of proceeds from this Offering, assuming that the Company sells in this Offering $75,000,000 in Shares, the maximum offering amount. The Shares will be offered at an initial purchase price of $10.00 per Share on a “best efforts, no minimum” basis. Currently, the Company has no assets.

The Company expects to use substantially all of the net proceeds from this Offering to engage primarily in real estate investment opportunities and finance real estate investments, primarily in loans to series of Landa Series LLCs. The Company initially intends to provide mortgage loans in related party transactions to individual series of the Landa Series LLCs that are subsidiaries of affiliates of the Company, which in turn are managed by Landa Holdings, the parent of the Manager. The Manager’s real estate team has experience investing in real estate across different cycles, property types and risk profiles. Thus, the Company may directly or indirectly invest in a wide variety of residential properties including single-tenant, multifamily and other real properties. These properties of the Landa Series LLCs may be existing, income-producing properties, newly constructed properties or properties under development. These properties may be existing, income-producing properties, newly constructed properties or properties under development and are expected to be offered for leasing by their respective owners. The Company’s debt investments will emphasize the payment of current returns to investors and preservation of invested capital as its primary investment objectives. The Company expects that its portfolio of investments will be secured primarily by U.S. based collateral.

The Company expects that any expenses or fees payable to the Manager in connection with managing the Company’s daily affairs, including but not limited to, the selection and acquisition or origination of the Company’s investments, will be paid from cash flow from operations. If such fees and expenses are not paid from cash flow (or waived) they will reduce the cash available for investment and distribution and will directly impact the Company’s quarterly NAV. Many of the amounts set forth in the table below represent the Manager’s best estimate since they cannot be precisely calculated at this time.

The Company may not be able to promptly invest the net proceeds of this Offering in real estate and real estate related assets. In the interim, the Company may invest in short-term, highly liquid or other authorized investments, subject to the requirements for qualification as a REIT. Such short-term investments will not earn as high of a return as the Company expects to earn on its real estate-related investments.

Maximum Offering Amount(1)

Gross Offering Proceeds	$75,000,000.00
Less:
Organization and Offering Expenses(2)(3)	$250,000
Net Proceeds from this Offering	$74,750,000
Estimated Amount Available for Investments	$74,750,000

(1)	This is a “best efforts, no minimum” offering, which means we are only required to use our best efforts to sell the Shares offered in this Offering and we can accept investor subscriptions regardless of the amount raised as of the time of our first closing.

(2)	No sales commissions will be payable by the Company or investors in connection with the purchase of Shares by investors. The Company will reimburse the Manager and its affiliates for organization and offering costs, other than the Broker Fee to the Broker Dealer calculated in the manner set forth under “Plan of Distribution” that will be paid by the Manager without reimbursement by the Company. See the section entitled “Management Compensation” for a description of additional fees and expenses that the Company will pay to the Manager.

(3)	The amounts reflected here are estimates, and include all expenses to be paid by the Company in connection with the formation of the Company, the qualification of the Offering, and the marketing and distribution of Shares, including, without limitation, expenses for printing, engraving and amending offering statements or supplementing offering circulars, mailing and distributing costs, telephones, internet and other telecommunications costs, all advertising and marketing expenses, charges of experts and fees, expenses and taxes related to the filing, registration and qualification of the sale of Shares under federal and state laws, including taxes and fees and accountants’ and attorneys’ fees.

MANAGEMENT

The Manager

The Manager is responsible for managing the Company’s business and affairs and implementing its investment strategy. The Company does not currently have any employees nor does it intend to hire any employees. The Manager and its officers, directors, and employees are not required to devote all of their time to the business of the Company, and are only required to devote such time to the Company’s affairs as their duties require.

The Manager will manage the Company’s mortgage loans and its other assets, and make all decisions regarding the Company’s assets and its business, including without limitation in respect of the acquisition or origination of investments, and declarations of distributions. The Manager may change the Company’s investment objectives at any time without approval of the Shareholders.

The Manager performs its duties and responsibilities in respect of the Company pursuant to the Operating Agreement. The Manager maintains a contractual, as opposed to a fiduciary, relationship with the Company and the Shareholders. Furthermore, the Company has agreed to limit the liability of the Covered Persons, and to indemnify the Covered Persons against certain liabilities.

Our Operating Agreement provides that the Manager may not be removed as manager of the Company by any vote or other action of the Shareholders for any reason. The Manager may only be removed by a decision of Landa Holdings, the Manager’s parent, which decision Landa Holdings may make in its sole discretion.

Responsibilities of the Manager

The responsibilities of the Manager include the following:

Offering Services

●	the development of this Offering, including the determination of its specific terms;

●	preparation and approval of all marketing materials relating to this Offering;

●	the negotiation and coordination of the receipt, collection, processing and acceptance of subscription agreements, commissions, and other administrative support functions;

●	creation and implementation of various technology and electronic communications related to this Offering; and

●	all other services related to this Offering.

Asset Management Services

●	investigate, select, and, on the Company’s behalf, engage and conduct business with such persons as the Manager deems necessary to the proper performance of its obligations under the Operating Agreement, including but not limited to consultants, accountants, lenders, technical managers, attorneys, corporate fiduciaries, escrow agents, depositaries, custodians, agents for collection, insurers, insurance agents, developers, construction companies and any and all persons acting in any other capacity deemed by the Manager necessary or desirable for the performance of any of the services under the Operating Agreement;

●	monitor applicable markets and obtain reports (which may be prepared by the Manager or its affiliates) where appropriate, concerning the value of the Company’s investments;

●	monitor and evaluate the performance of the Company’s mortgage lending portfolio and perform and supervise the various management and operational functions related to the Company’s mortgage lending activities investments; provided, that certain of these services may be performed by a third party other than the Manager on behalf of the Company in connection with certain investments;

●	formulate and oversee the implementation of strategies for the administration, promotion, management, operation, maintenance, improvement, financing and refinancing, marketing, leasing and disposition of investments on an overall portfolio basis; and

●	coordinate and manage relationships between the Company and any joint venture partners.

Accounting and Other Administrative Services

●	manage and perform the various administrative functions necessary for the Company’s day-to-day operations;

●	provide or arrange for administrative services, including without limitation engagement of legal services, office space, office furnishings, personnel and other overhead items necessary and incidental to the Company’s business and operations;

●	provide financial and operational planning services and portfolio management functions;

●	maintain accounting data and any other information concerning the Company’s activities as it will be required to prepare and to file all periodic financial reports and returns required to be filed with the SEC and any other regulatory agency, including annual financial statements;

●	maintain all appropriate company books and records;

●	oversee tax and compliance services and risk management services and coordinate with appropriate third parties, including independent accountants and other consultants, on related tax matters;

●	make, change, and revoke such tax elections on behalf of the Company, including, without limitation, (i) making an election be treated as a REIT or to revoke such status and (ii) making an election to be classified as an association taxable as a corporation for U.S. federal income tax purposes;

●	supervise the performance of such ministerial and administrative functions as may be necessary in connection with the daily operations of the Company;

●	cash management services;

●	at its election, open bank accounts in the name of the Company, of which the Manager shall be the sole signatory thereon, unless the Manager determines otherwise;

●	manage and coordinate with the Transfer Agent (if any) or other provider for the process of making distributions and payments to Members;

●	evaluate and obtain adequate insurance coverage for the Company based upon risk management determinations;

●	provide timely updates related to the overall regulatory environment affecting the Company, as well as managing compliance with regulatory matters;

●	evaluate the corporate governance structure of the Company and appropriate policies and procedures related thereto;

●	oversee all reporting, record keeping, internal controls and similar matters in a manner to allow the Company to comply with applicable law; and

●	do and perform all other acts as may be necessary or appropriate to the conduct of the Company’s business, including without limitation establishing, setting aside and/or allocating reserves.

Shareholder Services

●	determine the Company’s distribution policy and authorize distributions from time to time;

●	approve amounts available for redemptions;

●	manage communications with the Shareholders, including answering phone calls, preparing and sending written and electronic reports and other communications;

●	establish technology infrastructure to assist in providing Member support and services.

Financing Services

●	identify and evaluate potential financing and refinancing sources, engaging a third party broker if necessary;

●	negotiate financing agreements;

●	manage relationships between the Company and financing parties, if any; and

●	monitor and oversee compliance by the Company with the terms of any financings.

Disposition Services

●	evaluate and approve potential asset dispositions, sales or Liquidity Transactions; and

●	structure and negotiate the terms and conditions of transactions pursuant to which the Company’s assets may be sold.

Investment Advisory, Origination and Acquisition Services

●	oversee the Company’s lending strategy, which will consist of elements such as investment selection criteria, diversification strategies and asset disposition strategies;

●	adopt and periodically review the Company’s investment strategy;

●	if applicable, negotiate leases and service contracts for the Company’s properties and other investments;

●	approve and oversee debt financings;

●	approve any potential Liquidity Transactions;

●	obtain market research and economic and statistical data in connection with the Company’s investments and investment objectives and policies;

●	oversee and conduct the due diligence process related to prospective mortgage lending opportunities; and

●	negotiate investments and other transactions on behalf of the Company.

Allocation of Lending Opportunities

The Manager and its affiliates provide management services to several affiliates of the Company, and expect to continue to provide such services to existing and new affiliates of the Company in the future. Such affiliates may compete with the Company for investment opportunities. The Manager will allocate investment opportunities among the Company and its affiliates using its business judgment.

Shared Services Agreement

The Manager has entered into a shared services agreement with Landa Holdings, effective as of March 24, 2023. Pursuant to this agreement, the Manager is provided with access to, among other things, Landa Holdings’ portfolio management, asset valuation, risk management and asset management services as well as administration services addressing legal, compliance, investor relations and information technologies necessary for the performance by the Manager of its duties under the Operating Agreement in exchange for a fee representing the Manager’s allocable cost for these services. The fee paid by the Manager pursuant to the shared services agreement does not constitute a reimbursable expense under our Operating Agreement. However, under the shared services agreement, Landa Holdings is entitled to receive reimbursement of expenses incurred on behalf of us or the Manager that we are required to pay to the Manager under our Operating Agreement.

Limited Liability and Indemnification of the Manager and Others

Under the Operating Agreement, the Company will indemnify the Covered Persons from and against any and all claims arising out of the management and operation of the Company, except for claims arising out of the fraud, gross negligence, bad faith or willful misconduct of a Covered Person. Covered Persons will have no liability to the Company for a mistake or error in judgment or for any act or omission believed to be within their scope of authority unless such mistake, error of judgment or act or omission was made, performed or omitted by the Covered Persons fraudulently or in bad faith or constituted gross negligence.

The Landa Platform

The Manager will host this Offering on the Landa Platform. The Landa Platform is owned and operated by Landa Holdings, the parent of the Manager. The Company will pay Landa Holdings a fee in connection with the Company’s use of the Landa Platform on an annual basis in an amount equal to 0.50% of the Company’s NAV as of the end of the applicable year.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Directors, Executive Officers and Significant Employees of the Company

The Company has no employees, and we do not expect the Company to hire any employees.

Executive Officers and Directors of the Manager and Landa Holdings

The following individuals constitute the members of the board of directors (the “Board”), executive management and significant employees of Landa Holdings, which directs the operations of the Manager and thereby directs our operations:

Name	Position	Age	Term of Office
Directors and Executive Officers:
Yishai Cohen	Chairman, Chief Executive Officer and President	27	Since September 2019
Amit Assaraf	Chief Technology Officer, Director	26	Since September 2019
Charles Tomlinson	Head of Finance	58	Since February 2022
Non-Employee Directors:
Arnon Dinur	Director	50	Since September 2019
Gigi Levy-Weiss	Director	50	Since September 2019
Yaniv Sarig	Director	43	Since September 2019

There are no family relationships between any director, executive officer or significant employee of the Manager.

Directors and Executive Officers

Yishai Cohen, Chairman, Chief Executive Officer and President. Mr. Cohen is the co-founder of Landa Holdings, Inc. and has served as its President and Chairman of the Board since September 2019, and its Chief Executive Officer since April 2020. Prior to founding Landa Holdings, Inc., Mr. Cohen was the founder of Smart|Bus, an Israeli-based business-to-business transportation platform, which was acquired in 2016. Mr. Cohen has extensive experience in internet and mobile products, marketplaces and technology.

Amit Assaraf, Chief Technology Officer and Director. Mr. Assaraf is the co-founder of Landa Holdings, Inc. and has served as its Chief Technology Officer and member of the Board of Landa Holdings, Inc. since September 2019. Mr. Assaraf has over 10 years of experience in software engineering and system architecture, specializes in consumer products and cyber security. Prior to co-founding Landa Holdings, Inc., Mr. Assaraf served as a technical lead of several high-tech companies, including Landbridge Ltd., Helpi Ltd., Genesis Labs Ltd., and CityPark Ltd. Mr. Assaraf is a graduate of the Elite Intelligence Unit 8200 of the Israeli Defense Forces.

Charles Tomlinson, Head of Finance. Mr. Tomlinson has served as the Principal Financial Officer and Principal Accounting Officer of Landa Holdings, Inc. since February 2022. Mr. Tomlinson has over 30 years of experience in the real estate industry and has actively managed several real estate investment trusts. Prior to joining Landa Holdings, Inc., Mr. Tomlinson served as Director of REIT Compliance for Equus Capital Partners, Ltd. Mr. Tomlinson is a graduate of the University of Maryland with a B.S. in Accounting and Finance.

Non-Employee Directors

Arnon Dinur, Director. Mr. Dinur has served as a member of the Board of Landa Holdings, Inc. since September 2019. Mr. Dinur is a partner at 83North, and serves also as a director at Applicaster Ltd., Beach Bum Ltd., Lendbuzz, Inc., Marqeta, Inc., Mixtiles Ltd., EX.CO Ltd., Podimo ApS, Snappy App, Inc., Stuff That Works Ltd., Superplay Ltd., Terrascope Limited (Fatmap) and VIA Transportation, Inc. He also serves as a board observer at Bluevine Capital Inc. and Wolt Enterprises Oy. Mr. Dinur is also a board member at Lobby99, a non-profit organization. Mr. Dinur holds an LL.B. in Law and a BA in accounting from Tel Aviv University, and an MBA from the University of Texas at Austin.

Gigi Levy-Weiss, Director. Mr. Levy-Weiss has served as a member of the Board of Landa Holdings, Inc. since September 2019. Mr. Levy-Weiss is the founding partner of NFX, a $275 million leading seed venture firm. Prior to NFX, Gigi served as the CEO of 888 Holdings, PLC (LSE: 888.L). Mr. Levy-Weiss previously founded, and assumed senior positions at, a number of startups including Playtika and Inception, and has been an investor in companies such as Kenshoo, Moon Active, Plarium, MyHeritage, Optimove, Selina, Houseparty, R2Net, SimilarWeb, NanoRep, Replay Technology, and SpaceApe. Mr. Levy-Weiss currently serves on the Supervisory Board of Bertelsmann SE & Co. kGaA and on the Client Advisory Council of Facebook. In addition, Mr. Levy-Weiss is a member of the board of directors of the Middle East Entrepreneurs of Tomorrow and is a member of the advisory board of the Technology Management, Innovation and Entrepreneurship MBA at Tel Aviv University. Mr. Levy-Weiss served as a pilot in the Israeli Air Force and holds an MBA from the Kellogg School of Management at Northwestern University.

Yaniv Sarig, Director. Mr. Sarig has served as a member of the Board of Landa Holdings, Inc. since September 2019. Mr. Sarig is a co-founder, director and President and Chief Executive Officer of Mohawk Group, Inc. Prior to co-founding Mohawk, Mr. Sarig led the Financial Services Engineering department at Coverity, a leading software startup providing code quality and security solutions for top financial institutions and hedge funds in New York including NYSE, Nasdaq, JPMC and Barclays, from April 2012 to April 2014. Before joining Coverity, Mr. Sarig held lead technical roles at Bloomberg from October 2011 to April 2012 and EPIQ Systems, Inc. (Nasdaq: EPIQ), a legal process outsourcing company, from February 2006 to October 2011. Prior to moving to New York City, Mr. Sarig lived in Israel where he held various software engineering roles at startups from various industries including companies involved in digital printing solutions and military navigation systems. Mr. Sarig served in the IDF Special Forces where he obtained the rank of Sergeant First Class and holds a BS in Computer Science from Touro College.

MANAGEMENT COMPENSATION

The Manager and its affiliates will receive fees and expense reimbursements for services relating to this Offering and the investment and management of the Company’s assets. The items of compensation are summarized in the following table. Neither the Manager nor its affiliates will receive any sales commissions or dealer manager fees in connection with the offer and sale of the Shares.

Form of Compensation and Recipient	Determination of Amount	Estimated Amount

Organization and Offering Expenses –Manager or Other Affiliate	To date, the Manager or its affiliates (excluding the Company) have paid organization and offering expenses on the Company’s behalf. The Company will reimburse the Manager and any applicable affiliates thereof for such expenses and for any future organization and offering expenses they may incur on behalf of the Company. The Manager may, in its sole discretion, suspend or waive, in whole or in part, the reimbursement by the Company of all or any portion of any such operating expenses incurred by the Manager on behalf of the Company.	The Company expects its organization and offering expenses to be approximately $250,000 in the aggregate.

Management Fee – Manager	The Management Fee is calculated as follows: (i) for the Initial Pricing Period, the Manager will be paid an amount equal to 1.5% of the total amount raised in the immediately preceding quarter; and (ii) following the Initial Pricing Period, the Manager will be paid an amount equal to 1.5% of the NAV of the Company at the end of the immediately preceding quarter. The Management Fee is payable quarterly in arrears. The Management Fee may be suspended, or waived, in whole or in part, in the sole discretion of the Manager. All or any portion of the Management Fee which is so deferred, suspended or waived will be deferred without interest and may be payable in any succeeding quarter as the Manager may determine in its sole discretion.	Actual amounts are dependent upon a variety of factors relating to the Company’s investment opportunities. We cannot determine these amounts, or a reasonable estimate thereof, at the present time.

Other Operating Expenses — Manager or Other Affiliate

The Company will reimburse the Manager for out-of-pocket expenses paid by the Manager to third parties who provide services to the Company, including without limitation the Company’s independent accountants. Such reimbursements will not include the Manager’s overhead, payroll, utilities, technology costs or similar expenses payable by the Manager in connection with its business operations. The Manager may, in its sole discretion, suspend or waive, in whole or in part, the reimbursement by the Company of all or any portion of any such operating expenses incurred by the Manager on behalf of the Company.

The expense reimbursements that we pay to the Manager also include expenses incurred by Landa Holdings in the performance of services under the shared services agreement between the Manager and Landa Holdings, including any increases in insurance attributable to the management or operation of our Company.

We cannot determine these amounts, or a reasonable estimate thereof, at the present time.

Origination Fees and Other Fees Associated with Investments – Manager or Other Affiliate

The Manager or its affiliates may charge fees to borrowers in connection with the Company’s investments, including without limitation origination fees, upfront fees, exit fees, and lender discount points. The Manager or its affiliates will be entitled to retain, or the Company will pay to such party, the full amount of any such fees.

Extension and modification fees may be collected from counterparties and payable to the Manager in its capacity as the servicer of the applicable asset. In the loan context, such fees are typically between one and three percent (1-3%) of the original or outstanding underlying loan amount, but could be higher depending on market rates and conditions. The Company will pay to the Manager the full amount of any such fees.

Investment processing and other documentation fees, including without limitation underwriting fees, appraisal fees, title fees, inspection fees, escrow fees, environmental assessment fees, construction disbursement fees, warehousing fees, administration fees and other similar charges, may be collected from counterparties and payable to the Manager or any of its affiliates at prevailing industry rates. The Manager or its affiliates will be entitled to retain, or the Company will pay to such party, the full amount of any such fees.

Actual amounts are dependent upon a variety of factors relating to the Company’s investment opportunities. We cannot determine these amounts, or a reasonable estimate thereof, at the present time.

Platform Fee – Landa Holdings	The Company will pay Landa Holdings a fee in connection with the Company’s use of the Landa Platform on an annual basis in an amount equal to 0.50% of the Company’s NAV as of the end of the applicable year.	Actual amounts are dependent upon a variety of factors relating to the Company’s investment opportunities. We cannot determine these amounts, or a reasonable estimate thereof, at the present time.

ACH Transfer Fees–- Manager	Investors can select between same-day ACH or standard ACH transfer timing. If an investor chooses standard ACH transfer timing (3-5 business days), the Manager pays all ACH fees on behalf of investors. If an investor chooses same-day ACH, the Manager may charge a fee of up to $1.99 for such ACH transfers.	We cannot determine these amounts, or a reasonable estimate thereof, at the present time.

Repayment of Affiliate Loans – Manager, Sponsor or Other Affiliate	The loan proceeds of the Company’s loans to series of the Landa Series LLCs may be used by such entities to repay mortgage loans encumbering the Properties that were previously provided by the Manager or Sponsor.	We cannot determine these amounts, or a reasonable estimate thereof, at the present time.

PRINCIPAL SHAREHOLDERS

The following table sets forth the approximate beneficial ownership of our common shares as of the date of this Offering Circular for each person or group that holds more than 5% of our common shares, for each director and executive officer of the Manager and Landa Holdings and for the directors and executive officers of the Manager and Landa Holdings as a group. To our knowledge, each person that beneficially owns our common shares has sole voting and disposition power with regard to such shares.

Unless otherwise indicated below, each person or entity has an address in care of our principal executive offices at 6 W 18th Street, New York, NY 10011.

Name of Beneficial Owner(1)	Number of Shares Beneficially Owned	Percent of All Shares
Landa Holdings, Inc. (2)(3)	100	100%
Yishai Cohen	0	0
Amit Assaraf	0	0
Arnon Dinur	0	0
Gigi Levy-Weiss	0	0
Yaniv Sarig	0	0
All directors and executive officers as a group (5 persons)	0	0

(1)	Under SEC rules, a person is deemed to be a “beneficial owner” of a security if that person has or shares “voting power,” which includes the power to dispose of or to direct the disposition of such security. A person also is deemed to be a beneficial owner of any securities which that person has a right to acquire within 60 days. Under these rules, more than one person may be deemed to be a beneficial owner of the same securities and a person may be deemed to be a beneficial owner of securities as to which he or she has no economic or pecuniary interest.
(2)	As of the date of this Offering Circular, Landa Holdings, Inc. owns all of our issued and outstanding common shares.
(3)	All voting and investment decisions with respect to our common shares that are held by Landa Holdings, Inc. are controlled by its board of directors.

CONFLICTS OF INTEREST

The Company is subject to various conflicts of interest arising out of its relationship with the Manager and its affiliates. A discussion of these conflicts follows below.

Affiliate Transactions

The Company, the Manager and their affiliates, and each of their respective principals, members, managers, directors, and officers, may sell, buy or hypothecate assets to each other, the Company, the Manager and their affiliates, and each of their respective members, managers, principals, directors, and officers, may make a profit on the sale of existing assets to an affiliated individual or entity. There will be no independent review or assessment of the value of such assets. However, to the extent assets are sold, transferred or assigned between the Company and any such affiliated individuals or entities, such transactions will be on commercial terms that, in the opinion of the Manager, would have been reached in an arm’s length transaction with or among unaffiliated third parties to ensure fair and equitable treatment among the parties.

In the event that the Company becomes the owner of any assets by reason of foreclosure or otherwise, the Company may attempt to arrange for the sale of such assets. The Company may, but is not required to, arrange a sale to persons or entities affiliated with it or controlled by it, including without limitation to the Manager or Landa Holdings. There will not be any independent review by any outside parties of such transactions. To the extent such sales are made to persons or entities affiliated with the Company or controlled by it, such transactions will be on commercial terms that, in the opinion of the Manager, would have been reached in an arm’s length transaction with or among unaffiliated third parties to ensure fair and equitable treatment among the parties.

Related Party Loans

The Company intends to engage primarily in related party loans, including loans to series of the Landa Series LLCs secured by Properties owned by such series. Each series of the Landa Series LLCs are managed by Landa Holdings, the parent of the Manager. The terms of such loans will not be negotiated at arm’s length.

The Manager intends that such related party loans will be on commercial terms that, in the opinion of the Manager, would have been reached in an arm’s length transaction with or among unaffiliated third parties to ensure fair and equitable treatment among the parties. In the event of any default by a related party borrower under such loans, the Manager will take such measures as, in the opinion of the Manager, would have been taken by a secured lender with respect to an unaffiliated borrower under such conditions to ensure fair and equitable treatment among the parties.

Provision of Management Services

General

The Manager and its affiliates provide management services similar to those services that it provides to the Company to various affiliates of the Company. The Manager and its officers and employees have obligations in respect of such affiliates which are similar to their obligations in respect of the Company.

Allocation of Investment Opportunities

The Company relies on the Manager, and its officers and employees, to identify, source, originate, and acquire suitable mortgage loan and investments for the Company. Various affiliates of the Company similarly rely on the Manager and its affiliates to source and manage real estate investments. Such affiliates may compete with the Company for investment opportunities or have diverging interests from the Company. Consequently, the Manager, and its officers and employees, will face conflicts of interest in respect of the allocation of their time among the Company and its affiliates.

The Manager will use its business judgment to allocate investment opportunities among the Company and its affiliates. Factors that the Manager may consider in connection with its allocation of investment opportunities include, without limitation;

●	the lending/investment objectives and criteria of the Company and its affiliates;

●	the cash requirements of the Company and its affiliates;

●	leverage of the Company and its affiliates;

●	the anticipated cash flow of the loan portfolio and investment;

●	the income tax effects of the loans and investment;

●	the size of the loan and investment; and

●	the amount of funds available to the Company and its affiliates, respectively.

The Company and its affiliates may engage in similar business operations, pursue similar mortgage lending and investment strategies, do business with the same third parties, regardless of whether such activities may be detrimental to one or more of its affiliates. Additionally, the Manager may take actions, including in respect of ongoing business relationships with third parties and investment opportunities, which benefit an affiliate of the Company more than the Company.

The Manager may also experience conflicts of interest related to the compensation the Manager receives in respect of various types of activities by the Company. To the extent that the Manager receives relatively greater compensation in respect of certain types of transactions, the Manager will have an incentive to originate or acquire such transactions, which may affect the diversification and overall performance of the Company’s lending and investment portfolios.

To mitigate the foregoing conflicts, the Manager and their affiliates will seek to consider and protect the business interests of all of its subsidiaries, and insure that sound business practices are being implemented to insure that the real estate portfolio and the mortgage loans are properly evaluated and managed.

Allocation of Time

As a result of the Manager’s obligations to affiliates of the Company, the Manager, and its officers and employees, will face conflicts of interest in the allocation of their time and resources. However, the Company believes that the Manager has sufficient personnel and resources to fully discharge its obligations to the Company and to its affiliates.

The Manager and its affiliates provide services to affiliates of the Company that may have parallel investments in or related to the assets of the Company, or which offer investment products that may have parallel investments in or related to the assets of the Company.

Merger or Consolidation

The Manager may, without Shareholder consent unless otherwise required by law or the Operating Agreement, determine that the Company should merge or consolidate into or with another entity, including without limitation one or more of the Company’s affiliates.

Investment by Interested Parties

The Company intends to allow purchases of Shares by interested directors, officers and employees of the Company, the Manager or any affiliates thereof who are accredited investors. Purchases of Shares by such persons will be offered on the same terms and conditions as Shares are offered to non-affiliated investors.

Receipt of Fees and Other Compensation by the Manager and its Affiliates

The Manager will receive substantial fees from the Company, which fees will not be negotiated at arm’s length. These fees could influence the Manager’s advice to the Company as well as the judgment of the Manager and its officers and employees. Among other things, these compensation arrangements could give rise to conflicts of interest in respect of:

●	the continuation, renewal or enforcement of provisions in the Operating Agreement involving the Manager and its affiliates, or the shared services agreement between the Manager and Landa Holdings;

●	public offerings of equity by the Company, which will likely entitle the Manager to increased management fees and other fees;

●	originations of loans at higher rates, which entitle the Manager to higher acquisition fees, origination fees and asset management fees regardless of the quality or performance of the loan;

●	borrowings, which borrowings will increase asset management fees payable by the Company to the Manager; and

●	whether and when the Company seeks to list the Shares on a stock exchange or other trading market, sell assets of the Company, or merge or consolidate with any other company.

In addition to the foregoing, the Company, the Manager or one or more of their affiliates may receive fees or other compensation from third parties in connection with the Company’s assets, which may provide financial incentives for the recipient of such fees or other compensation which are not in the best interests of the Shareholders.

No Independent Underwriter

The Company is conducting this Offering without the aid of an independent underwriter. As a result, investors will not have the benefit of an independent due diligence review and investigation of the type normally performed by an independent underwriter in connection with an offering of securities.

Right of First Refusal; Co-investment, Etc.

The Company will not have any rights of first refusal, co-investment or other rights in respect of any assets owned by, or acquisitions or dispositions made by, any affiliates of the Company, including without limitation the Manager or the Landa Series LLCs, or in any fees, profits or other income earned or otherwise derived from them.

Policies Relating to Conflicts of Interest

The Company has not adopted and does not intend to adopt specific policies in respect of transactions with affiliates. The Company may, in the Manager’s sole discretion, engage in one or more transactions with affiliates, including without limitation to acquire investments or to incur indebtedness.

INVESTMENT OBJECTIVES AND STRATEGY

Investment Objectives

The Company’s investment objectives are:

●	to grow net cash from operations so that an increasing amount of cash flow is available for distributions to Shareholders;

●	to enable Shareholder to realize returns on their investments by paying distributions to Shareholders; and

●	to preserve, protect and return Shareholders’ initial investments.

There can be no assurance that the Company will attain these objectives, that the value of the Company’ assets will not decrease or that the Company will be able to make timely and consistent distributions to Shareholders. Furthermore, within the Company’s investment objectives and policies, the Manager will have substantial discretion with respect to the selection of specific mortgage lending opportunities and the purchase and sale of the Company’s assets.

Investment Strategy

The Company intends to use substantially all of the net proceeds of this Offering to engage primarily in real estate investment opportunities and finance real estate investments secured by the underlying Property, which we expect will be primarily in loans to series of Landa Series LLCs. The Company initially intends to provide mortgage loans in related party transactions to the Landa Series LLCs, which in turn are managed by Landa Holdings, the parent of the Manager. The Manager’s real estate team has experience investing in real estate across different cycles, property types and risk profiles. Thus, the Company may directly or indirectly invest in a wide variety of residential properties including single-tenant, multifamily and other real properties. These properties of the Landa Series LLCs may be existing, income-producing properties, newly constructed properties or properties under development and are expected to be offered for leasing by their respective owners. The Company’s debt investments will emphasize the payment of current returns to investors and preservation of invested capital as its primary investment objectives. The Company expects that its portfolio of loans will be secured primarily by U.S. based collateral.

The Company expects to receive all customary security, diligence, and other documentation from borrowers for commercial loans of this nature, including title insurance policies, mortgage recording, appraisals, and surveys. When lending to series of the Landa Series LLCs, the Company expects to rely on the documentation provided by the series of the Landa Series LLCs, and not to obtain independent or borrower-specific documentation. The Manager believes that given the affiliate nature of such loans to series of the Landa Series LLCs, requiring duplicative documentation, such as lender title insurance, surveys, inspection reports and other similar documentation is not necessary and adds additional cost and time to the lending process without any significant benefit to either the Company or series of the Landa Series LLCs.

Loans to series of Landa Series LLCs

The loans we intend to make to the Landa Series LLCs will be with respect to either (i) series that (x) are not yet the subject of a qualified offering under Regulation A, (y) do not yet own their properties (“New Series”) and/or (ii) series that (x) are the subject of a qualified offering under Regulation A, (y) have previously acquired their properties and/or (z) have existing mortgage debt (“Existing Series”). We expect that the terms of such loans will be as follows:

Lien Position	Secured by (a) a first priority mortgage lien on the property; (b) an assignment of leases and rents; and (c) a first security interest in all furnishing, fixtures and equipment located within the property that is owned by the borrower

Loan Amount / Loan to Value	New Series: 100% of the total cost of the Property Existing Series: Target loan to value ratio of 65% (though this may vary according to remaining outstanding debt being refinanced)

Use of Loan Proceeds

New Series: Fund property acquisitions directly by a series of the Landa Series LLCs and/or in connection with such acquisition, repay outstanding indebtedness held by an affiliate of the Manager

Existing Series: Refinance all or a portion of existing third party or affiliate debt

Prepayment

New Series: Proceeds of the series offering required to be used to pay down the loan to a 65% loan to value ratio. Prepayment of the balance permitted at any time without penalty

Existing Series: Prepayment of the balance permitted at any time without penalty

Loan Term/Maturity	60 months

Interest Rate	Overnight SOFR + 2%

Payment/Repayment	Interest only payable in monthly installments with a balloon payment comprised of the outstanding principal balance together with any other amounts then due under the loan payable upon the maturity date

Due-Diligence	Conducted by Manager at borrower’s expense

Loan Expenses

Borrower responsible for payment of all title and survey charges, mortgage documentary and recording taxes, and any other closing fees and similar expenses as well as borrower’s own legal and other expenses

Loans to third parties

We may make loans to third parties. The terms of such loans will be negotiated according to prevailing market terms, which we anticipate will be substantially similar to the loans we make to series of Landa Series LLCs, but which may or may not reflect the terms described above for such loans if prevailing market terms change.

Potential Investments

Although as of the date of this Offering Circular we have not yet identified any investments we may make, with respect to mortgage loans we expect to make to series of Landa Series LLCs, information about each of the series and its property, each of which is a potential investment by the Company, is available on the Landa Platform and in the public filings of the Landa Series LLCs as follows:

●	Landa App LLC

o	Offering Circular

o	Latest periodic report

●	Landa App 2 LLC

o	Offering Circular

o	Latest periodic report

●	Landa App 3 LLC

o	Offering Circular

o	Latest periodic report

See “Risk Factors– You will not have the opportunity to evaluate the Company’s investments before it makes them”.

Business Process

The Manager has the authority to make all the decisions regarding the Company’s granting mortgage financing to its affiliates. The Manager will focus on the sourcing, acquisition and management of the Company’s real estate portfolio. It will source the Company’s loan portfolio primarily from the Landa Series LLCs, which are managed by Landa Holdings, the parent of the Manager.

The Manager may also source, acquire and manage Property-secured loans from unrelated third parties.

Disposition of Assets

To maximize the value of the Shares, the Company may, from time to time in the Manager’s sole discretion, dispose of loans or properties and utilize the net proceeds of such dispositions to make distributions to the Shareholders, or to reinvest in new assets.

Notwithstanding the foregoing, the Company’s ability to dispose of assets may be substantially restricted as a result of the Company’s REIT status. Under applicable provisions of the Code regarding prohibited transactions by REITs, a REIT that sells a property other than foreclosure property that is deemed to be inventory or property held primarily for sale in the ordinary course of business is deemed a “dealer” with respect to any such property and is subject to a 100% penalty tax on the net income from any such transaction unless the sale qualifies for a statutory safe harbor from application of the 100% tax. As a result, the Manager will generally attempt to structure any disposition of the Company’s assets to avoid such tax treatment through reliance on the safe harbor available under the Code or through the use of a TRS, if possible, or the Manager may forgo the disposition of assets to avoid such tax treatment.

Various factors, including without limitation general market conditions and the Company’s status as a REIT could affect any proposed Liquidity Transactions. Even after the Company commences liquidation of its assets, the Company is under no obligation to conclude such liquidation within a predetermined period. The timing and duration of the process by the Company of liquidating its assets will depend on a variety of factors, including conditions in relevant real estate and financial markets, general economic conditions, and federal income tax effects on the Shareholders. There can be no assurance that the Company will be able to liquidate all or any portion of its assets by a predetermined date or at all. After commencing liquidation, the Company will continue in existence until all of its assets are liquidated. In general, the federal income tax rules applicable to REITs will require the Company to complete liquidation of its assets within 24 months following the Company’s adoption of a plan of liquidation. Compliance with this 24 month requirement could require the Company to sell assets at unattractive prices, distribute unsold assets to a “liquidating trust” with potentially unfavorable tax consequences for the Shareholders, or terminate the Company’s status as a REIT.

Liquidity Transactions

The Company may engage in one or more liquidity transactions, consisting of a sale or partial sale of its assets, a sale or merger of the Company, a consolidation transaction with an affiliate, a listing of the Shares on a national securities exchange, merger or consolidation with another entity, or a similar transaction (each, a “Liquidity Transaction”). Subject to the terms of the Operating Agreement, the Manager has the discretion to consider Liquidity Transactions at any time.

PLAN OF OPERATION

General

The Company was recently formed as a Delaware limited liability company to engage primarily in real estate investment opportunities and finance real estate investments. The Company initially intends to provide mortgage loans in related party transactions to the Landa Series LLCs, which in turn are managed by Landa Holdings, the parent of the Manager. The Manager’s real estate team has experience investing in real estate across different cycles, property types and risk profiles. Thus, the Company may directly or indirectly invest in a wide variety of residential properties including single-tenant, multifamily and other real properties. These properties of the Landa Series LLCs may be existing, income-producing properties, newly constructed properties or properties under development and are expected to be offered for leasing by their respective owners. The Company’s debt investments will emphasize the payment of current returns to investors and preservation of invested capital as its primary investment objectives.

The Manager will manage the Company’s operations and its investment portfolio. The Manager also has the authority to make all decisions regarding the Company’s loan portfolio and investments, subject to the limitations set forth in the Operating Agreement.

The Company intends to make an election to be taxed as a REIT under the Code, commencing with its taxable year ending December 31, 2023, and intends to continue to operate so as to remain qualified as a REIT for U.S. federal income tax purposes thereafter. If the Company qualifies as a REIT for U.S. federal income tax purposes, it generally will not be subject to U.S. federal income tax to the extent it distributes qualifying dividends to the Shareholders. If the Company fails to qualify as a REIT in any taxable year after electing REIT status, the Company will be subject to U.S. federal income tax on its taxable income at regular corporate income tax rates and generally will not be permitted to qualify for treatment as a REIT for U.S. federal income tax purposes for four years following the year in which its qualification is denied. Such an event could materially and adversely affect the Company’s net income and cash available for distribution.

Competition

The Company’s net income depends, in large part, on its ability to source, acquire and manage its mortgage loan portfolio. The Company competes with many other entities engaged in real estate lending activities, including individuals, corporations, bank and insurance company investment accounts, other REITs, private real estate funds, and other entities engaged in real estate investment activities, many of which have competitive advantages relative to the Company, including without limitation greater financial resources. Competitors of the Company may be willing to accept lower returns and different risk profiles, which may give such competitors additional advantages relative to the Company in acquiring or originating investments. There can be no assurance that the Company will be able to effectively compete for investment opportunities, and existing or future competition for investments could prevent the Company from achieving its investment objectives.

Liquidity and Capital Resources

The Company will be dependent principally upon the net proceeds of this Offering to conduct its operations. The Company may obtain additional funds from any future offerings it may conduct, from secured or unsecured financings from banks and other lenders and from any undistributed funds from its operations. As of the date of this Offering Circular, the Company has not made any investments, and the Company has no assets.

The Company currently has no outstanding debt and has not received a commitment from any lender, including from any affiliate of the Company, to provide the Company with financing. However, the Company may employ leverage in the sole discretion of the Manager, including without limitation for the purpose of quickly building a diversified investment portfolio. The exact amount of leverage accessed by the Company will depend on many factors, including the amount of collateral required to be posted, and availability and cost from financing providers, and will be determined by the Manager in its sole discretion.

In addition to making investments in accordance with the Company’s investment objectives, the Company will use its funds to make certain payments to the Manager and its affiliates. These payments will include reimbursements for certain organization and offering expenses incurred by or on behalf of the Company, and payments to the Manager in connection with the management of the Company’s assets and services provided to the Company by the Manager.

The Company intends to make an election to be taxed as a REIT under the Code, commencing with its taxable year ending December 31, 2023, and intends to continue to operate so as to remain qualified as a REIT for U.S. federal income tax purposes thereafter. To maintain its qualification as a REIT, the Company will be required to make aggregate annual distributions to the Shareholders of at least 90% of the Company’s REIT taxable income (computed without regard to the dividends paid deduction and excluding net capital gain), and to avoid federal income and excise taxes on retained taxable income and gains the Company must distribute 100% of such income and gains annually. The Manager may authorize dividends in excess of those required for the Company to maintain its REIT status and/or to avoid such taxes on retained taxable income and gains depending on the Company’s financial condition and such other factors as the Manager deems relevant. Provided the Company has sufficient available cash flow, it intends to authorize and declare dividends on a monthly basis (or otherwise as determined by the Manager) in arrears. For the avoidance of doubt, any dividends by the Company, and the amount of any such dividends, will be at the sole discretion of the Manager.

Distribution Reinvestment Plan

The Company has adopted an “opt out” distribution reinvestment plan (the “Distribution Reinvestment Plan”) pursuant to which Shareholders will automatically have the full amount of any distributions declared in respect of their Shares reinvested in additional Shares, which shall entitle the holders of such Shares to all of the same rights as Shares purchased in this Offering, unless a Shareholder elects to opt out participation in the Distribution Reinvestment Plan. Purchases of Shares pursuant to the Distribution Reinvestment Plan are subject to the same restrictions on eligibility set forth in this Offering Circular and will count against the maximum $75 million offering limitation in any 12-month period.

Shareholders who elect not to participate in the Distribution Reinvestment Plan will automatically receive payment in cash or in kind, as applicable, of any distributions declared by the Manager. Shareholders who participate in the Distribution Reinvestment Plan are free to revoke participation in the Distribution Reinvestment Plan through the Landa Platform at any time. Such revocations typically take effect within two business days following the date of election. Additionally, the Manager may, at any time in its sole discretion, terminate or suspend the Distribution Reinvestment Plan in respect of all or a portion of the Shareholders.

Results of Operations

The Company was formed on January 18, 2023 and, as of the date of this Offering Circular, has not commenced operations.

Investment Company Act Considerations

The Company is not registered as, nor does it intend to register as, an investment company under the Investment Company Act. Under Section 3(a)(1) of the Investment Company Act, an issuer is not deemed to be an “investment company” if:

●	it neither is, nor holds itself out as being, engaged primarily, nor proposes to engage primarily, in the business of investing, reinvesting or trading in securities;

●	it is not engaged, and does not propose to engage, in the business of issuing face-amount certificates of the installment type, and has not been engaged in such business and does not have any such certificate outstanding; and

●	it neither is engaged nor proposes to engage in the business of investing, reinvesting, owning, holding or trading in securities and does not own or propose to acquire “investment securities” having a value exceeding 40% of the value of its total assets on an unconsolidated basis. For purposes of this analysis, “investment securities” excludes U.S. government securities and securities of majority-owned subsidiaries that are not themselves investment companies and are not relying on the exception from the definition of investment company under Section 3(c)(1) or Section 3(c)(7) (relating to private investment companies).

In addition to the foregoing, under Section 3(c)(5)(C) of the Investment Company Act, any person that is primarily engaged in the business of “purchasing or otherwise acquiring mortgages and other liens on and interests in real estate” is excluded from the definition of an “investment company.” To qualify for this exclusion, as interpreted by the staff of the SEC, such person’s assets must satisfy the “Asset Composition Test”, which test requires that; (i) at least 55% of such person’s assets consist of “mortgages” and other liens on and interests in real estate (called “qualifying interests”), and (ii) at least 80% of such person’s total assets consist of qualifying interests and “real estate-type interests”.

The Company intends to conduct its operations so that it will not constitute an “investment company” for purposes of the Investment Company Act, and will therefore not be required to register as an investment company.

Qualification for exemption from registration under the Investment Company Act will limit the ability of the Company to make certain investments. To the extent that the SEC staff provides more specific guidance regarding any of the matters bearing upon such exclusions, the Company may be required to adjust its strategy accordingly. Any additional guidance from the SEC staff could provide additional flexibility to the Company, or it could further inhibit the ability of the Company to pursue the strategies it has chosen.

The loss of the Company’s exclusion from regulation pursuant to the Investment Company Act could require the Company to restructure its operations, sell certain of its assets or abstain from the purchase of certain assets, which could have an adverse effect on its financial condition and results of operations. See “Risk Factors — Risks Related to Compliance and Regulation – Maintenance of the Company’s Investment Company Act exemption imposes limits on its operations, which may adversely affect its operations.”

Critical Accounting Policies

Below is a discussion of certain accounting policies relevant to the operations of the Company, including accounting policies that the Manager intends to employ in connection with the services that it will provide to the Company. These policies may involve significant, subjective judgments and assumptions, or require estimates about matters that are inherently uncertain. Such judgments and assumptions will affect the reported value of the Company’s assets and liabilities, and the Company’s disclosure of any contingent assets and liabilities. By applying different judgments or assumptions, materially different amounts could be reported in the Company’s financial statements. Additionally, other companies may utilize different judgments or assumptions that may impact the comparability of the Company’s results of operations to those of companies in similar businesses.

Valuation of Financial Instruments

Proper valuation of financial instruments is a critical component of the Company’s financial statement preparation. ASC 820 defines fair value, establishes a framework for measuring fair value, establishes a fair value hierarchy based on the quality of inputs used to measure fair value and enhances disclosure requirements for fair value measurements. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between marketplace participants at the measurement date (i.e., the exit price).

The Company will categorize its financial instruments, based on the priority of the inputs to the valuation technique, into a three level fair value hierarchy. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure the financial instruments fall within different levels of the hierarchy, the categorization is based on the lowest level input that is significant to the fair value measurement of the instrument.

Financial assets and liabilities recorded on the statement of assets and liabilities of the Company will be categorized based on the inputs to the valuation techniques as follows:

●	Financial assets and liabilities whose values are based on unadjusted quoted prices for identical assets or liabilities in an active market (examples include active exchange-traded equity securities, listed derivatives, most U.S. Government and agency securities, and certain other sovereign government obligations).

●	Financial assets and liabilities whose values are based on the following:

o	quoted prices for similar assets or liabilities in active markets (for example, restricted stock);

o	quoted prices for identical or similar assets or liabilities in non-active markets (examples include corporate and municipal bonds, which trade infrequently);

o	pricing models whose inputs are observable for substantially the full term of the asset or liability (examples include most over-the-counter derivatives, including interest rate and currency swaps); and

o	pricing models whose inputs are derived principally from or corroborated by observable market data through correlation or other means for substantially the full term of the asset or liability (for example, certain mortgage Loans).

●	Financial assets and liabilities whose values are based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. These inputs reflect the Manager’s assumptions about the assumptions a market participant would use in pricing the asset or liability (examples include private equity investments, commercial mortgage backed securities, and long-dated or complex derivatives including certain foreign exchange options and long dated options on gas and power).

The fair values of the Company’s financial instruments will be based on observable market prices when available. Such prices will be based on the last sales price on the date of determination, or, if no sales occurred on such day, at the “bid” price at the close of business on such day and if sold short at the “asked” price at the close of business on such day. Interest rate swap contracts will be valued based on market rates or prices obtained from recognized financial data service providers. Generally these prices will be provided by a recognized financial data service provider.

Fair Value Option

ASC 825 “Fair Value Option for Financial Assets and Financial Liabilities” (“ASC 825”) provides a fair value option election that allows companies to irrevocably elect fair value as the initial and subsequent measurement attribute for certain financial assets and liabilities. Changes in fair value for assets and liabilities for which the election is made will be recognized in earnings as they occur. ASC 825 permits the fair value option election on an instrument by instrument basis at initial recognition. We will determine the fair value of financial assets and financial liabilities for which the ASC 825 election is made pursuant to the guidance in ASC 820.

Available for Sale Securities

The Company will determine the appropriate classification of its investments in securities at the time of purchase and reevaluate such determination at each balance sheet date in accordance with ASC 320 “Accounting for Certain Investments in Debt and Equity Securities” (“ASC 320”). Securities for which the Company will not have the intent or the ability to hold to maturity will be classified as available for sale securities. The Company will determine the fair value of its available for sale securities pursuant to the guidance in ASC 820.

Revenue Recognition

The Company will recognize interest income from its real estate debt investments on an accrual basis over the life of the investment using the effective interest method. The Company will recognize fees, discounts, premiums, anticipated exit fees and direct cost over the term of the loan as an adjustment to the yield. The Company will recognize fees on commitments that expire unused at expiration.

The Company will recognize interest income from available for sale securities on an accrual basis over the life of the investment on a yield-to-maturity basis.

Credit Losses, Impairment and Allowance for Doubtful Accounts

The Company will assess whether unrealized losses on the change in fair value on its available for sale securities reflect a decline in value which is other than temporary in accordance with EITF 03-1 “The Meaning of Other than Temporary Impairment and its Application to Certain Investments.” If it is determined the decline in value is other than temporary, the impaired securities will be written down through earnings to their fair values. Significant judgment of the Manager is required in this analysis, which includes, but is not limited to, making assumptions regarding the collectability of the principal and interest, net of related expenses, on the underlying loans.

The Company will establish allowances for real estate debt investment losses based upon a periodic review of the loan investments. Income recognition will generally be suspended for the investments at the earlier of the date at which payments become 90 days past due or when, in the opinion of the Manager, a full recovery of income and principal becomes doubtful. Income recognition will be resumed when the suspended investment becomes contractually current and performance is demonstrated to be resumed. In performing this review, the Manager will consider the estimated net recoverable value of the investment as well as other factors, including the fair market value of any collateral, the amount and the status of any senior debt, the prospects for the borrower and the economic situation of the region where the borrower does business. Because this determination will be based upon projections of future economic events, which are inherently subjective, the amounts ultimately realized from the investments may differ materially from the carrying value at the balance sheet date.

DESCRIPTION OF SHARES

The following descriptions of the Shares, certain provisions of Delaware law and certain provisions of the Company’s Operating Agreement, which will be in effect upon consummation of this Offering, are summaries and are qualified by reference to Delaware law and the Operating Agreement, a copy of which is filed as an exhibit to the offering statement of which this Offering Circular is a part.

General

The Company is a Delaware limited liability company organized on January 18, 2023 under the Delaware Limited Liability Company Act (the “DLLCA”), issuing limited liability company interests. The limited liability company interests in the Company will be denominated in shares of limited liability company interests (the “Shares”) and, if created in the future, any additional series or classes of equity interests. The Operating Agreement provides that the Company may issue an unlimited number of Shares with the approval of the Manager and without Shareholder approval.

All of the Shares offered in this Offering will be duly authorized and validly issued. Upon payment in full of the consideration payable with respect to the Shares, as determined by the Manager, the holders of such Shares will not be liable to the Company to make any additional capital contributions with respect to such Shares (except for the return of distributions under certain circumstances as required by Sections 18-215, 18-607 and 18-804 of the DLLCA). Shareholders will have no conversion, exchange, sinking fund or appraisal rights, no pre-emptive rights to subscribe for any securities of the Company and no preferential rights to distributions. However, Shareholders will be eligible to participate in the Company’s redemption plan, as described below in “ – Redemption Plan”.

The Company intends to elect and qualify to be taxed as a REIT for U.S. federal income tax purposes commencing with its taxable year ended December 31, 2023.

Distributions

The Company does not expect to declare any distributions until the proceeds from this Offering are invested and generating substantial operating cash flow. Once the Company begins to make distributions, the Company expects that the Manager will declare distributions to Shareholders on a monthly basis (or otherwise as determined by the Manager) in arrears. For the avoidance of doubt, any distributions paid by the Company, and the amount of any such distributions, will be at the sole discretion of the Manager.

The Company is required to make distributions sufficient to satisfy the requirements for qualification as a REIT for U.S. federal income tax purposes. Generally, income distributed will not be taxable to the Company under the Code if the Company distributes at least 90% of its REIT taxable income each year (computed without regard to the dividends paid deduction and net capital gain). Distributions will be authorized in the sole discretion of the Manager, in accordance with the Company’s earnings, present and reasonably projected future cash flows and general financial condition. The Manager’s discretion will be directed, in substantial part, by its obligation to cause the Company to comply with the REIT requirements and to avoid U.S. federal income and excise taxes on retained income and gains.

Although the Company intends to pay distributions from the net proceeds of repayments on its loan portfolio, the Company may use other sources of funds to make distributions, including without limitation offering proceeds, borrowings, or sales of assets. There is no limit on the amount of distributions that the Company may pay from such other sources. The payment of distributions will reduce the Company’s available capital for investment. Particularly during the early stages of the building of the Company’s portfolio, the Company’s net cash flow from operations may be minimal. Additionally, the Company may receive income from its investments at various times during the fiscal year. As a result, the Manager may declare distributions in anticipation of cash flow that the Company expects to receive during a later period, and such distributions may be paid in advance of the Company’s actual receipt of the related funds. In such cases, the Company may fund such distributions from sources other than the Company’s operating cash flow.

Amounts payable by the Company to the Manager and its affiliates, and to any third parties, will reduce the amount of cash available for distributions to the Shareholders. Finally, any payments in respect of redemptions of outstanding Shares will also reduce funds available for distributions to Shareholders.

Although the Company does not presently intend to distribute assets in kind or additional securities of the Company in lieu of cash, the Company is not prohibited from doing so. The Operating Agreement also gives the Manager the right to distribute other assets of the Company in lieu of cash. The receipt of the Company’s securities or of assets in lieu of cash distributions may cause Shareholders to incur transaction expenses in liquidating the securities or assets. The Company does not presently intend to list the Shares on a stock exchange or other trading market. As a result, Shareholders may experience difficulties in liquidating securities issued by the Company.

Distributions paid by the Company to the Shareholders will constitute a return of capital to the extent that such distributions exceed the Company’s current and accumulated earnings and profits as determined for U.S. federal income tax purposes.

Voting Rights

The Shareholders will have voting rights only with respect to matters relating to amendments to the Operating Agreement that would adversely affect the rights of the Shareholders. The Shareholders will have no other voting rights in the Company.

The Operating Agreement vests all other authority to manage the operations of the Company and to make decisions relating to the Company’s assets and investments in the Manager.

General Procedures

Fractional Shares. The Company may issue fractional Shares (and will do so in connection with its Distribution Reinvestment Plan). The Company will not have to issue or deliver any fractional Shares to any Shareholder in respect of any redemption. Instead of issuing fractional Shares, the Company will pay cash for the fractional Share in an amount equal to the fair market value of the fractional Share, without interest.

Adjustments for Distributions. Upon the redemption of any common Shares, the redemption price will be reduced by the aggregate sum of distributions, if any, declared on the Shares subject to the redemption request with record dates during the period commencing on the last day of the month immediately preceding the month in which the applicable request for redemption was received and the date of redemption of the applicable Shares. If a redemption date with respect to any Shares comes after the record date for the payment of a distribution to be paid on those Shares but before the actual payment thereof, the registered holders of those Shares at the close of business on such record date will be entitled to receive such distribution on the payment date, notwithstanding the redemption of the Shares or the Company’s default in payment of the distribution.

Payment of Taxes. If any person exchanging a certificate representing Shares wants the Company to issue a certificate in a different name than the registered name on the old certificate, that person must pay any transfer or other taxes required by reason of the issuance of the certificate in another name or establish, to the satisfaction of the Company, that the tax has been paid or is not applicable.

Preferred Shares

Section 215(a) of the DLLCA specifically authorizes the creation of different classes of limited liability company interests, having such relative rights, powers and duties as the Operating Agreement may provide, and may make provision for the future creation in the manner provided in the Operating Agreement of additional classes of membership interests. In accordance with this provision, the Operating Agreement provides that the Manager is authorized to provide for the issuance from time to time of an unlimited amount of one or more classes or series of preferred shares of limited liability company interests (“Preferred Shares”). Unless otherwise required by law or by any stock exchange, if applicable, any such authorized Preferred Shares will be available for issuance without further action by the Shareholders. The Manager is authorized to fix the number of Preferred Shares, the relative powers, preferences and rights, and the qualifications, limitations or restrictions applicable to each class or series thereof by resolution authorizing the issuance of such class or series and without Shareholder approval. As of the date of this Offering Circular, no Preferred Shares are outstanding and the Company has no current plans to issue any Preferred Shares.

The Company could issue a class or series of Preferred Shares that could, depending on the terms of the class or series, impede or discourage an acquisition attempt or other transaction that some, or a majority, of the Shareholders might believe to be in their best interests or in which the Shareholder might receive a premium for their Shares.

Preferred Shares to Meet 100 Investor REIT Requirement. Following completion of this Offering, to the extent necessary to assist the Company in obtaining a sufficient number of holders of its outstanding equity interests to meet certain of the qualification requirements for taxation as a REIT under the Code, the Company may undertake to issue and sell shares of a new series of Preferred Shares in a private placement to investors who qualify as “accredited investors” (as that term is defined in Rule 501(a) of Regulation D under the Securities Act). Any such Preferred Shares are expected to be perpetual, pay an annual market dividend for securities of this type and be redeemable by the Company at a premium to the aggregate liquidation value.

Transfer Agent and Registrar

The Manager intends to retain Securitize LLC (the “Transfer Agent”) as transfer agent and registrar for the Shares.

Operating Agreement

Non-Member Manager

The Operating Agreement designates the Manager, an affiliate of the Company, as the Company’s non-member manager. The Manager will generally not be entitled to vote on matters submitted to the Shareholders, although its approval will be required with respect to certain amendments to the Operating Agreement that would adversely affect its rights. The Manager will not have any distribution, redemption, conversion or liquidation rights by virtue of its status as the Manager. The Operating Agreement further provides that, except as provided by law under the Investment Advisers Act of 1940, the Manager, in exercising its rights in its capacity as the Manager, will be entitled to consider only such interests and factors as it desires, including its own interests, and will have no duty or obligation (fiduciary or otherwise) to give any consideration to any interest of or factors affecting the Company or any of the Shareholders and will not be subject to any different standards imposed by the Operating Agreement, the DLLCA or under any other law, rule or regulation or in equity.

Organization and Duration

The Company was formed on January 18, 2023, as Landa Financing LLC, a Delaware limited liability company, and will remain in existence until dissolved in accordance with the Operating Agreement.

Purpose

Under the Operating Agreement, the Company is permitted to engage in any business activity that lawfully may be conducted by a limited liability company organized under Delaware law.

Agreement to be Bound by the Operating Agreement; Power of Attorney

By purchasing Shares, each purchaser will be admitted as a member of the Company and will be bound by the provisions of, and will be deemed to be a party to, the Operating Agreement. Pursuant to the Operating Agreement, each Shareholder and each person who acquires a Share from any Shareholder grants to the Manager a power of attorney to, among other things, execute and file documents required for the Company’s qualification, continuance or dissolution. The power of attorney also grants the Manager the authority to make certain amendments to, and to execute and deliver such other documents as may be necessary or appropriate to carry out the provisions or purposes of, the Operating Agreement.

No Fiduciary Relationship with the Manager

The Company is externally managed by the Manager, which is responsible for directing the Company’s business and affairs and implementing its investment strategy. The Manager performs its duties and responsibilities pursuant to the Operating Agreement. The Manager maintains a contractual, as opposed to a fiduciary, relationship with the Company and the Shareholders. Furthermore, the Company has agreed to limit the liability of the Manager and to indemnify the Covered Persons, including the Manager, against certain liabilities.

Removal of the Manager

Our Operating Agreement provides that the Manager may only be removed by a decision of Landa Holdings, the Manager’s parent, which decision Landa Holdings may make in its sole discretion.

Limited Liability and Indemnification of Covered Persons

The Operating Agreement provides that, to the fullest extent permitted by applicable law, the Manager and its affiliates, each agent selected by them, each member, manager, shareholder, partner, director, trustee, officer and employee of any of the foregoing, and each of their respective successors and assigns, and each person who previously served in such capacity (collectively, the “Covered Persons”) will have no liability to the Company for a mistake or error in judgment or for any act or omission believed to be within their scope of authority unless such mistake, error of judgment or act or omission was made, performed or omitted by the Covered Persons fraudulently or in bad faith or constituted gross negligence. Additionally, pursuant to the Operating Agreement, the Company will indemnify the Covered Persons from and against any and all claims arising out of the management and operation of the Company, except for claims arising out of the fraud, gross negligence, bad faith or willful misconduct of a Covered Person.

Amendment of the Operating Agreement; Exclusive Authority of the Manager to Amend the Operating Agreement

Amendments to the Operating Agreement may be proposed only by or with the consent of the Manager. The Manager will not be required to seek approval of the Shareholders to adopt or approve any amendment to the Operating Agreement, except to the extent that such amendment would limit the rights of the holders of any class or series of equity interests of the Company or would otherwise have an adverse effect on such holders. In such a case, the proposed amendment must be approved in writing by holders representing a majority of the class or series of equity interests so affected.

Termination and Dissolution

The Company will continue as a limited liability company until terminated pursuant to the Operating Agreement. The Company will dissolve upon the earliest to occur of (i) the decision of the manager to dissolve the Company, (ii) the sale, exchange or other disposition of all or substantially all of the Company’s assets; (iii) the entry of a decree of judicial dissolution of the Company; or (iv) at any time that the Company no longer has any Shareholders.

Books and Reports

The Company is required to keep appropriate books and records relating to its business at its principal offices. The books and records will be maintained for both tax and financial reporting purposes on a basis that permits the preparation of financial statements in accordance with accounting principles generally accepted in the United States of American (“GAAP”). For financial reporting purposes and federal income tax purposes, the Company’s fiscal year and tax year are the calendar year, unless otherwise determined by the Manager in accordance with the Code.

Determinations by the Manager

Any determinations made by the Manager under any provision described in the Operating Agreement will be final and binding on the Shareholders, except as may otherwise be required by law. The Company will prepare a statement of any determination by the Manager respecting the fair market value of any properties, assets or securities, and will file the statement with the company secretary.

Restrictions on Ownership and Transfer

In order for the Company to qualify as a REIT under the Code, the Company must comply with various requirements, including without limitation the requirement that the Shares must be owned by 100 or more persons during at least 335 days of a taxable year of 12 months (other than the first year for which an election to be a REIT has been made) or during a proportionate part of a shorter taxable year. Also, not more than 50% of the value of the Shares may be owned, directly or indirectly, by five or fewer individuals (as defined in the Code to include certain entities) during the last half of a taxable year (other than the first year for which an election to be a REIT has been made).

To assist the Company in qualifying as a REIT, the Operating Agreement, subject to certain exceptions, contains restrictions on the number and value of the Shares the Company may issue in the aggregate, and the number and value of Shares that a person may own. The Operating Agreement provides that generally no individual or entity may own, or be deemed to own by virtue of certain attribution provisions of the Code, either more than 9.8% in value or in number of the Shares, whichever is more restrictive. Accordingly, no individual or entity may own, or be deemed to own, more than 9.8% in value or in number of the Shares, whichever is more restrictive (the “Ownership Limit”). An individual or entity that becomes subject to the Ownership Limit or any of the other restrictions on ownership and transfer of the Shares is referred to as a “Prohibited Owner” if, had the violative transfer or other event been effective, the individual or entity would have been a beneficial owner or, if appropriate, a record owner of Shares.

The applicable constructive ownership rules under the Code are complex and may cause the Shares owned actually or constructively by a group of individuals and/or entities to be owned constructively by one individual or entity. As a result, the acquisition of less than 9.8% by value or number of the Shares, whichever is more restrictive, (or the acquisition of an interest in an entity that owns, actually or constructively, such Shares by an individual or entity), could, nevertheless, cause that individual or entity, or another individual or entity, to own Shares constructively in excess of the Ownership Limit.

The Manager may, in its sole discretion, subject to such conditions as it may determine and the receipt of certain representations and undertakings, prospectively or retroactively, waive the Ownership Limit set forth in the Operating Agreement or establish a different limit on ownership, or excepted holder limit, for a particular Shareholder if the Shareholder’s ownership in excess of the Ownership Limit would not result in the company being “closely held” within the meaning of Section 856(h) of the Code (without regard to whether the applicable Shares are held during the last half of a taxable year) or otherwise would result in the Company failing to qualify as a REIT. As a condition of its waiver or grant of excepted holder limit, the Manager may, but is not required to, require an opinion of counsel or IRS ruling satisfactory to the Manager in its sole discretion in order to determine or ensure that the Company’s qualification as a REIT would not be affected by such waiver or grant. In addition, the Manager will reject any investor’s subscription in whole or in part if it determines that such subscription would violate the Ownership Limit.

In connection with granting a waiver of the Ownership Limit, creating an excepted holder limit or at any other time, the Manager may from time to time increase or decrease the Ownership Limit for all other individuals and entities unless, after giving effect to such increase, five or fewer individuals could beneficially or constructively own in the aggregate, more than 49.9% in value of the Shares then outstanding or the Company would otherwise fail to qualify as a REIT. Prior to the modification of the Ownership Limit, the Manager may require such opinions of counsel, affidavits, undertakings or agreements as it may deem necessary or advisable in order to determine or ensure the Company’s qualification as a REIT. A reduced ownership limit will not apply to any person or entity whose percentage ownership of the Shares is in excess of such decreased Ownership Limit until such time as such individual’s or entity’s percentage ownership of the Shares, as applicable, equals or falls below the decreased Ownership Limit, but any further acquisition of Shares, as applicable, in excess of such percentage ownership of Shares will be in violation of the Ownership Limit.

The Operating Agreement further prohibits:

●	any person from beneficially or constructively owning, applying certain attribution rules of the Code, Shares that would result in the Company being “closely held” under Section 856(h) of the Code (without regard to whether the Shares are held during the last half of a taxable year) or otherwise cause the Company to fail to qualify as a REIT; and

●	any person from transferring Shares if such transfer would result in the Shares being owned by fewer than 100 persons (determined without reference to any rules of attribution).

Any person who acquires or attempts or intends to acquire beneficial or constructive ownership of Shares that will or may violate the ownership limit or any of the other foregoing restrictions on ownership and transfer of the Shares, or who would have owned Shares transferred to a trust as described below, must immediately give the Company written notice of the event, or in the case of an attempted or proposed transaction, must give at least 15 days’ prior written notice to the Company and provide the Company with such other information as it may request in order to determine the effect of such transfer on the Company’s qualification as a REIT. The foregoing restrictions on ownership and transfer of the Shares will not apply if the Manager determines that it is no longer in the Company’s best interests to attempt to qualify, or to continue to qualify, as a REIT or that compliance with the restrictions and limitations on ownership and transfer of the Shares as described above is no longer required in order for the Company to qualify as a REIT.

If any transfer of the Shares would result in the Shares being beneficially owned by fewer than 100 persons, such transfer will be null and void and the intended transferee will acquire no rights in such Shares. In addition, if any purported transfer of Shares or any other event would otherwise result in any person violating the Ownership Limit or an excepted holder limit established by the Manager or in the Company being “closely held” under Section 856(h) of the Code (without regard to whether the Shares are held during the last half of a taxable year) or otherwise failing to qualify as a REIT, then that number of Shares (rounded up to the nearest whole Share) that would cause the Company to violate such restrictions will be automatically transferred to, and held by, a trust for the exclusive benefit of one or more charitable organizations selected by us and the intended transferee will acquire no rights in such Shares. The automatic transfer will be effective as of the close of business on the business day prior to the date of the violative transfer or other event that results in a transfer to the trust. Any dividend or other distribution paid to the prohibited owner, prior to the Company’s discovery that the Shares had been automatically transferred to a trust as described above, must be repaid to the trustee upon demand for distribution to the beneficiary by the trust. If the transfer to the trust as described above is not automatically effective, for any reason, to prevent violation of the Ownership Limit or the Company being “closely held” under Section 856(h) of the Code (without regard to whether the Shares are held during the last half of a taxable year) or otherwise failing to qualify as a REIT, then the Operating Agreement provides that the transfer of the Shares will be null and void.

Shares transferred to the trustee are deemed offered for sale to the Company, or its designee, at a price per Share equal to the lesser of (1) the price paid by the Prohibited Owner for the Shares (or, if the event that resulted in the transfer to the trust did not involve a purchase of such Shares at market price, the last reported NAV value for the Shares on the day of the event which resulted in the transfer of such Shares to the trust) and (2) the last reported NAV value of the Shares on the date the Company accepts, or its designee accepts, such offer (or $10.00 if no NAV has been reported). The Company may reduce the amount payable by the amount of any dividend or other distribution that the Company has paid to the Prohibited Owner before it discovered that the Shares had been automatically transferred to the trust and that are then owed to the trustee as described above, and the Company may pay the amount of any such reduction to the trustee for the benefit of the charitable beneficiary. The Company has the right to accept such offer until the trustee has sold the Shares held in the trust as discussed below. Upon a sale to the Company, the interest of the charitable beneficiary in the Shares sold terminates, the trustee must distribute the net proceeds of the sale to the Prohibited Owner and any dividends or other distributions held by the trustee with respect to such Shares will be paid to the charitable beneficiary.

If the Company does not buy the Shares, the trustee must, as soon as practicable after receiving notice from the Company of the transfer of Shares to the trust, sell the Shares to a person or entity designated by the trustee who could own the Shares without violating the Ownership Limit or the other restrictions on ownership and transfer of Shares. After the sale of the Shares, the interest of the charitable beneficiary in the Shares transferred to the trust will terminate and the trustee must distribute to the Prohibited Owner an amount equal to the lesser of (1) the price paid by the Prohibited Owner for the Shares (or, if the event which resulted in the transfer to the trust did not involve a purchase of such Shares at market price, the last reported NAV value for the Shares on the day of the event which resulted in the transfer of such Shares to the trust) and (2) the sales proceeds (net of commissions and other expenses of sale) received by the trust for the Shares. The trustee may reduce the amount payable to the prohibited owner by the amount of any dividend or other distribution that the Company paid to the prohibited owner before it discovered that the Shares had been automatically transferred to the trust and that are then owed to the trustee as described above. Any net sales proceeds in excess of the amount payable to the Prohibited Owner will be immediately paid to the beneficiary of the trust, together with any dividends or other distributions thereon. In addition, if, prior to discovery by us that Shares have been transferred to a trust, such Shares are sold by a Prohibited Owner, then such Shares will be deemed to have been sold on behalf of the trust and to the extent that the Prohibited Owner received an amount for or in respect of such Shares that exceeds the amount that such Prohibited Owner was entitled to receive, such excess amount will be paid to the trustee upon demand. The Prohibited Owner has no rights in the Shares held by the trustee.

The trustee will be designated by the Manager in its sole discretion and will not be an affiliate of the Company or with any Prohibited Owner. Prior to the sale of any Shares by the trust, the trustee will receive, in trust for the beneficiary of the trust, all dividends and other distributions paid by us with respect to the Shares held in trust and may also exercise all voting rights with respect to the Shares held in trust. These rights will be exercised for the exclusive benefit of the beneficiary of the trust. Any dividend or other distribution paid prior to the Company’s discovery that the Shares have been transferred to the trust will be paid by the recipient to the trustee upon demand.

Subject to Delaware law, effective as of the date that the Shares have been transferred to the trust, the trustee will have the authority, at the trustee’s sole discretion:

●	to rescind as void any vote cast by a Prohibited Owner prior to the Company’s discovery that the Shares have been transferred to the trust; and

●	to recast the vote in accordance with the desires of the trustee acting for the benefit of the beneficiary of the trust.

However, if the Company has already taken irreversible company action, then the trustee may not rescind and recast the vote.

In addition, if the Manager determines in good faith that a proposed transfer or other event would violate the restrictions on ownership and transfer of the Shares, the Manager may take such action as it deems advisable to refuse to give effect to or to prevent such transfer, including, but not limited to, causing the Company to redeem the Shares, refusing to give effect to the transfer on the Company’s books and records or instituting proceedings to enjoin the transfer.

Every owner of 5% or more (or such lower percentage as required by the Code or the regulations promulgated thereunder) of the Shares, within 30 days after the end of each taxable year, must give the Company written notice, stating the Shareholder’s name and address, the number of equity interests of each class of the Company that the Shareholder beneficially owns and a description of the manner in which the Shares are held. Each such owner must provide to the Company in writing such additional information as the Company may request in order to determine the effect, if any, of the Shareholder’s beneficial ownership on the Company’s qualification as a REIT and to ensure compliance with the Ownership Limit. In addition, each Shareholder must provide to the Company in writing such information as the Company may request in good faith in order to determine the Company’s qualification as a REIT and to comply with the requirements of any taxing authority or governmental authority or to determine such compliance.

Any certificates representing the Shares will bear a legend referring to the restrictions described above.

These restrictions on ownership and transfer could delay, defer or prevent a transaction or a change in control that might involve a premium price for the Shares or otherwise be in the best interest of the Shareholders.

Mandatory Redemption

The Operating Agreement provides that the Manager on behalf of the Company shall have the right in its sole discretion, at any time, with or without notice to a Member to redeem any Shares held by such Member by paying such Member an amount equal to the lesser of (i) the NAV per Share then in effect multiplied by the number of such Member’s Shares, or (ii) such amount as mutually agreed upon between the Manager and such Member. The purchase price will be payable to the Shareholder in a single payment, with the payment becoming due 15 business days following the date on which the Company provides notice to the Shareholder of the Company’s decision to repurchase the Shares.

Prospect of Roll-Up/Public Listing

The Manager may determine that it is in the Company’s best interest to (i) contribute to, or convert the Company into, an alternative vehicle, through consolidation, merger or other similar transaction with other companies, which may be managed by the Manager or another affiliate of the Company (a “Roll-Up Transaction”) or (ii)  list the Shares (or Shares of the applicable Roll-Up Transaction vehicle) on a national securities exchange. In connection with a Roll-Up Transaction, the Shareholders may receive from the Roll-Up Transaction vehicle cash, stock, securities or other interests or assets of such vehicle, on such terms as the Manager deems fair and reasonable, provided, however, that the Manager will be required to obtain approval of the Shareholders holding a majority of the Shares if required by applicable laws or regulations.

Anti-Takeover Effects of the Operating Agreement and Delaware Law

The following is a summary of certain provisions of the Operating Agreement and Delaware law that may be deemed to have the effect of discouraging, delaying or preventing transactions that involve an actual or threatened change of control of the Company. These provisions include the following:

Authorized but Unissued Shares

The Operating Agreement authorizes the Company to issue additional Shares or other securities for the consideration and on the terms and conditions established by the Manager without the approval of the Shareholders. The Manager is authorized to provide for the issuance of an unlimited amount of one or more classes or series of equity interests and preferred equity interests, and to fix the number of equity interests of the Company, the relative powers, preferences and rights, and the qualifications, limitations or restrictions applicable to each class or series thereof by resolution authorizing the issuance of such class or series. The Company’s ability to issue additional Shares and other securities could render more difficult or discourage an attempt to obtain control over the Company by means of a tender offer, merger or otherwise.

Delaware Business Combination Statute—Section 203

The Company is a limited liability company organized under Delaware law. Some provisions of Delaware law may delay or prevent a transaction that would cause a change in the Company’s control. Section 203 of the DGCL, which restricts certain business combinations with interested shareholders in certain situations, does not apply to limited liability companies unless they elect to utilize it. The Operating Agreement does not currently elect to have Section 203 of the DGCL apply to the Company. In general, this statute prohibits a publicly held Delaware corporation from engaging in a business combination with an interested shareholder for a period of three years after the date of the transaction by which that person became an interested holder of such corporation’s equity interests, unless the business combination is approved in a prescribed manner. For purposes of Section 203, a business combination includes a merger, asset sale or other transaction resulting in a financial benefit to the interested shareholder, and an interested shareholder is a person who, together with affiliates and associates, owns, or within three years prior did own, 15% or more of the voting interests of the Company. The Manager may elect to amend the Operating Agreement at any time to have Section 203 apply to the Company.

Ownership limitations

To assist the Company in qualifying as a REIT, the Operating Agreement, subject to certain exceptions, provide that generally no person may own, or be deemed to own by virtue of the attribution provisions of the Code, either more than 9.8% in value or in number of the Shares, whichever is more restrictive, or more than 9.8% in value or in number of the Shares, whichever is more restrictive. Accordingly, no person may own, or be deemed to own, more than 9.8% in value or in number of the Shares, whichever is more restrictive. The ownership limits could have the effect of discouraging a takeover or other transaction in which Shareholders might receive a premium for their Shares over the then prevailing market price or which holders might believe to be otherwise in their best interests. Furthermore, the Company will reject any investor’s subscription in whole or in part if we determine that such subscription would violate such ownership limits.

Valuation Policies

The Company may engage one or more independent valuation experts with expertise in appraising real estate and real estate-related assets to provide valuations of certain property of the Company, including related liabilities. The Company’s assets will consist primarily of a diversified portfolio of first mortgage loans and other real estate and real estate-related investments. In addition, the Company’s assets will include liquid assets, which will not be valued by any independent valuation expert, and cash and cash equivalents. The Company will amortize asset acquisition costs over the duration of the asset. In the instances of assets with uncertain durations, the Company will amortize asset acquisition costs over five years, or such other term as the Manager may determine. The Company’s liabilities will also include accrued fees and operating expenses, accrued distributions payable, accrued management fees and, to the extent the Company is using margin, trade payables incurred in the ordinary course of business, which will be estimated by the Manager. The Manager will be responsible for ensuring that any independent valuation experts providing services to the Company discharge their responsibilities in accordance with the Company’s valuation guidelines, and will periodically calculate or receive and review such information about the valuation of the Company’s assets and liabilities as the Manager deems necessary to exercise its oversight responsibility.

At the end of each quarter as of one year following commencement of this Offering, employees of the Manager will perform valuations of the Company’s assets using a process that reflects (1) estimated values of each of the Company’s real estate assets and investments (including properties underlying its loans), including related liabilities, based upon any of (a) with respect to properties underlying our mortgage loans (or properties we may own), market capitalization rates, comparable sales information, interest rates, net operating income, (b) with respect to debt, default rates, discount rates and loss severity rates, (c) for properties that have development or value add plans, progress along such development or value add plan, and (d) in certain instances reports of the underlying real estate provided by an independent valuation expert, (2) the price of liquid assets for which third party market quotes are available, (3) accruals of the Company’s periodic distributions, if any, and (4) estimated accruals of the Company’s operating revenues and expenses. The Manager will utilize the valuations provided by the Manager to calculate the Company’s NAV Per Share. The Manager may, in its sole discretion, engage one or more independent valuation experts with expertise in appraising real estate and real estate-related assets to provide annual valuations of some or all of the Company’s assets to facilitate the calculation of the Company’s NAV. No such independent valuation expert will be responsible for, or prepare, the Company’s quarterly NAV Per Share. Note, however, that the determination of our NAV is not based on, nor intended to comply with, fair value standards under GAAP, and such NAV may not be indicative of the price that we would receive for our assets at current market conditions.

The Manager may alternatively apply the hypothetical sales method to value the Company’s investments. Under this approach, employees of the Manager will assume (i) the sale of the property at a price equal to the concluded property value, (ii) the liquidation of any additional assets after paying all liabilities, and (iii) the distribution of the net sale proceeds to investors. The distributed amount is considered the net asset value of each respective investment.

For debt and fixed-return preferred equity investments, assuming no material adverse change in the property, the Manager will mark these investments to their cost basis (including any accrued unpaid interest). If there were to be material adverse changes in these properties, the Manager may value these investments using the hypothetical sales method described above.

For investments of the Company that have closed within one year, and in respect of which no material changes have occurred since the underwriting thereof, the Manager will typically apply the original purchase price (or pre-closing third party appraisal value) to value such investments, and the investment cost basis for the investment-level valuation.

Employees of the Manager will determine the Company’s NAV Per Share by dividing the Company’s NAV in the preceding quarter by the number of Shares outstanding as of the end of such quarter, prior to giving effect to any Share purchases or redemptions to be effected for such quarter.

As there is no readily available market value for the Shares, as the Company does not currently intend to list the Shares for trading on a stock exchange or other trading market, the Company’s goal is to provide a reasonable estimate of the market value of the Shares on a quarterly basis. Note, however, that the determination of the Company’s NAV by the manager is not based on, nor intended to comply with, fair value standards under GAAP, and the Company’s NAV may not be indicative of the price that the Company would receive for its assets under current market conditions. Additionally, the majority of the Company’s assets will consist of real estate and real estate-related assets and, as with any real estate valuation protocol, the conclusions reached by the Manager and its employees will be based on a number of judgments, assumptions and opinions about future events that may or may not prove to be correct. The use of different judgments, assumptions or opinions would likely result in different estimates of the value of the Company’s assets and investments. In addition, for any given quarter, the Company’s published NAV Per Share may not fully reflect certain material events, to the extent that the financial impact of such events on its portfolio is not immediately quantifiable. As a result, the quarterly calculation of the Company’s NAV Per Share may not reflect the precise amount that might be paid for the Shares in a market transaction, and any potential disparity in the Company’s NAV Per Share may be in favor of Shareholders who redeem their Shares, Shareholders who buy new Shares, or existing Shareholders.

Quarterly NAV Share Price Adjustments

For the Initial Pricing Period, the per Share purchase price for the Shares will be $10.00 per Share. Following the Initial Pricing Period, the per Share purchase price will be determined by the Manager on the first day of each calendar quarter that follows, in accordance with the Operating Agreement, and will equal the Company’s NAV Per Share.

Beginning after the first year of this Offering, the Company will file with the SEC on a quarterly basis a supplement to this Offering Circular disclosing the Manager’s monthly calculation of the Company’s NAV Per Share that will be applicable for such quarter. The Company will also post the current NAV Per Share on the Landa Platform. The Landa Platform will also contain this Offering Circular, and any supplements and amendments hereto. The Company will disclose, on a quarterly basis in an Offering Circular supplement filed with the SEC, the principal valuation components of the Company’s NAV. If a material event occurs in between updates of NAV that would cause our NAV per share to change by 5% or more from the last disclosed NAV, we will disclose the updated price and the reason for the change in an offering circular supplement as promptly as reasonably practicable, and will update the NAV information provided on the Landa Platform.

Any subscriptions that the Company receives prior to the end of a quarter will be executed at a price equal to the Company’s NAV Per Share applicable to such quarter. Thus, even if settlement occurs in the following quarter, the purchase price for the applicable Shares will be the price in effect at the time the subscription was received.

Redemption Plan

Under the redemption plan adopted by the Company, Shareholders may, on a monthly basis, no later than 20 business days prior to the end of the applicable month, request that the Company redeem at least 25.0% or more of their Shares. Subject to the limitations described herein, the Company will redeem Shares on or before the date that is 30 days after the end of the month in which the applicable redemption request was received. The per Share redemption price will be calculated based on the per Share price for the Shares in effect at the end of the month of the redemption request, subject to the following variable price discounts depending upon when the Shares are redeemed:

Holding Period from Date of Purchase	Effective Redemption Price (as percentage of per Share price in effect as of the date of the applicable redemption request) (1)
Less than 12 months	No redemption allowed
12 months until 3 years	97.0%
3 years until 4 years	98.0%
4 years until 5 years	99.0%
5 years or more	100.0%

(1)	The Effective Redemption Price will be rounded down to the nearest $0.01.

Because the Company’s NAV Per Share will be calculated at the end of each quarter, the redemption price may change between the date the Company receives a redemption request and the date on which redemption proceeds in respect thereof are paid. As a result, the redemption price that a Shareholder will receive may be different from the redemption price on the day the redemption request was made. In addition, Shareholders will be responsible for any out-of-pocket costs and expenses incurred by the Company, the Manager, or any affiliate thereof, in connection with the redemption of their Shares, including without limitation any bank transaction fees, custody fees, or Transfer Agent fees.

The Company has the right to monitor the trading patterns of Shareholders or their financial advisors and it reserves the right to reject any purchase or redemption transaction at any time based on what the Company deems to be a pattern of excessive, abusive or short-term trading. The Company expects that there will be no regular secondary trading market for the Shares. However, in the event a secondary market for the Shares develops, the Company expects that it will terminate its redemption plan.

Redemption of the Shares will be made monthly upon written request to the Company no later than 20 days prior to the end of the applicable month. Redemption requests will be honored on or before the date that is 30 days after the end of the month in which the applicable redemption request was received. If the Company agrees to honor a redemption request, the Shares to be redeemed will cease to accrue distributions or have voting rights as of the applicable redemption date.

Upon the redemption of any Shares, the per Share redemption price will be reduced by the aggregate sum of distributions, if any, declared on the Shares subject to the redemption request with record dates during the period commencing on the last day of the month immediately preceding the month in which the applicable request for redemption was received and the date of redemption of the applicable Shares. If a redemption date with respect to Shares comes after the record date for the payment of a distribution to be paid on those Shares but before the payment of such distributions, the registered holders of those Shares at the close of business on such record date will be entitled to receive the distribution on the payment date, notwithstanding the redemption of those Shares or the Company’s default in payment of the distribution.

The Company intends to limit the aggregate number of Shares that may be redeemed during any calendar year to 12.0% of the weighted average number of Shares outstanding during the prior calendar year (or 1.0% per month, with excess capacity carried over to later months in the calendar year). In the event that the Company does not have sufficient funds available to redeem all of the Shares for which redemption requests have been submitted in any month, such pending requests will be honored on a pro rata basis. For Shareholders who purchased Shares on more than one record date, requests for redemptions will be applied to such Shareholder’s Shares in the order in which they were purchased, on a first in first out basis.

Redeeming Shareholders will be responsible for any out-of-pocket costs and expenses incurred by the Company, the Manager, or any affiliate thereof, in connection with the redemption of their Shares, including without limitation any bank transaction fees, custody fees, or Transfer Agent fees.

The Manager may, in its sole discretion, amend, suspend, or terminate the redemption plan at any time without notice, and for any reason or no reason. The Manager may also, in its sole discretion, decline any particular redemption request in whole or in part.  The Manager may also, in its sole discretion, decline any particular redemption request if it believes such action is necessary to preserve our status as a REIT for U.S. federal income tax purposes (for example, if a redemption request would cause a non-redeeming shareholder to violate the ownership limits in our operating agreement or if a redemption constitutes a “dividend equivalent redemption” that could give rise to a preferential dividend issue, to the extent applicable).

Reports to Shareholders

The Operating Agreement requires that the Company prepare an annual report and deliver it to the Shareholders within 120 days after the end of each fiscal year. The Manager is required to take reasonable steps to ensure that the annual report complies with the provisions of the Operating Agreement and with applicable securities laws.

Under the Securities Act, the Company must update this Offering Circular upon the occurrence of certain events, such as asset acquisitions. The Company will file updated copies of the Offering Circular and supplements to this Offering Circular with the SEC. The Company is also subject to the informational reporting requirements of the Exchange Act that are applicable to Tier 2 companies whose securities are registered pursuant to Regulation A. Accordingly, the Company will file annual reports, semi-annual reports and other information with the SEC. In addition, the Company may provide Shareholders directly with periodic updates regarding the Company through the Landa Platform.

Waiver of Certain Information Rights

The Operating Agreement provides that each Shareholder waives any right to receive the names, business residences, mailing addresses, and cash contribution amounts of the other Shareholders, and restricts the rights of Shareholders to receive other information regarding the Company, its assets and any agreements to which the Company is a party to that information which the Manager may permit in its sole discretion.

LEGAL PROCEEDINGS

As of the date of this Offering Circular, the Company is involved in no material legal proceedings.

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following is a summary of certain U.S. federal income tax considerations relating to our qualification and taxation as a REIT and the acquisition, holding, and disposition of our common shares. For purposes of this section, references to “we,” “us” or “our Company” means only Landa Financing LLC and not its subsidiaries or other lower-tier entities, except as otherwise indicated. This summary is based upon the Code, the current, temporary, and proposed regulations promulgated by the U.S. Treasury Department, current administrative interpretations and practices of the IRS (including administrative interpretations and practices expressed in private letter rulings which are binding on the IRS only with respect to the particular taxpayers who requested and received those rulings) and judicial decisions, all as currently in effect and all of which are subject to differing interpretations or to change, possibly with retroactive effect. No assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any of the tax considerations described below. No advance ruling has been or will be sought from the IRS regarding any matter discussed in this summary. Thus, it is possible that the IRS could challenge the statements in this discussion that do not bind the IRS or the courts and that a court could agree with the IRS. The summary is also based upon the assumption that the operation of our Company, and of any subsidiaries and other lower-tier affiliated entities, will be in accordance with its applicable organizational documents and as described in this Offering Circular. This summary is for general information only, and does not purport to discuss all aspects of U.S. federal income taxation that may be important to a particular shareholder in light of its investment or tax circumstances or to shareholders subject to special tax rules, such as:

●	U.S. expatriates;

●	persons who mark-to-market our common shares;

●	subchapter S corporations;

●	U.S. shareholders who are U.S. persons (as defined below) whose functional currency is not the U.S. dollar;

●	financial institutions;

●	insurance companies;

●	broker-dealers;

●	REITs;

●	regulated investment companies;

●	trusts and estates;

●	holders who receive our common shares through the exercise of employee stock options or otherwise as compensation;

●	persons holding our common shares as part of a “straddle,” “hedge,” “short sale,” “conversion transaction,” “synthetic security” or other integrated investment;

●	non-corporate taxpayers subject to the alternative minimum tax provisions of the Code;

●	persons holding our common shares through a partnership or similar pass-through entity;

●	persons holding a 10% or more (by vote or value) beneficial interest in our Company;

●	tax-exempt organizations, except to the extent discussed below in “—Treatment of Tax-Exempt U.S. Shareholders”; and

●	non-U.S. persons (as defined below), except to the extent discussed below in “—Taxation of Our Company—U.S. Taxation of Non-U.S. Shareholders.”

Except to a limited extent noted below, this summary does not address state, local or non-U.S. tax considerations. This summary assumes that shareholders will hold our common shares as capital assets, within the meaning of Section 1221 of the Code, which generally means as property held for investment.

For the purposes of this summary, a U.S. person is a beneficial owner of our common shares who for U.S. federal income tax purposes is:

●	a citizen or resident of the United States;

●	a corporation (including an entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States or of any state thereof (including the District of Columbia);

●	an estate whose income is subject to U.S. federal income taxation regardless of its source; or

●	any trust if (1) a U.S. court is able to exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (2) it has a valid election in place to be treated as a U.S. person.

For the purposes of this summary, a U.S. shareholder is a beneficial owner of our common shares who is a U.S. person. A tax exempt organization is a U.S. person who is exempt from U.S. federal income tax under Section 401(a) or 501(a) of the Code. For the purposes of this summary, a non-U.S. person is a beneficial owner of our common shares who is a nonresident alien individual or a non-U.S. corporation for U.S. federal income tax purposes, and a non-U.S. shareholder is a beneficial owner of our common shares who is a non-U.S. person. The term “corporation” includes any entity treated as a corporation for U.S. federal income tax purposes, and the term “partnership” includes any entity treated as a partnership for U.S. federal income tax purposes.

THE U.S. FEDERAL INCOME TAX TREATMENT OF HOLDERS OF OUR COMMON SHARES DEPENDS IN SOME INSTANCES ON DETERMINATIONS OF FACT AND INTERPRETATIONS OF COMPLEX PROVISIONS OF U.S. FEDERAL INCOME TAX LAW FOR WHICH NO CLEAR PRECEDENT OR AUTHORITY MAY BE AVAILABLE. IN ADDITION, THE TAX CONSEQUENCES OF HOLDING OUR COMMON SHARES TO ANY PARTICULAR SHAREHOLDER WILL DEPEND ON THE SHAREHOLDER’S PARTICULAR TAX CIRCUMSTANCES. YOU ARE URGED TO CONSULT YOUR TAX ADVISOR REGARDING THE U.S. FEDERAL, STATE, LOCAL, AND NON-U.S. INCOME AND OTHER TAX CONSEQUENCES TO YOU, IN LIGHT OF YOUR PARTICULAR INVESTMENT OR TAX CIRCUMSTANCES, OF ACQUIRING, HOLDING, AND DISPOSING OF OUR COMMON SHARES.

Taxation of Our Company

We intend to elect to be treated as a REIT under the Code, commencing with the taxable year ending December 31, 2023. A REIT generally is not subject to U.S. federal income tax on the income that it distributes to its shareholders if it meets the applicable REIT distribution and other requirements for qualification. We believe that we have been and will continue to be organized, owned and operated in conformity with the requirements for qualification and taxation as a REIT under the Code, and that our proposed ownership, organization and method of operation will enable us to continue to meet the requirements for qualification and taxation as a REIT under the Code. However, given the highly complex nature of the rules governing REITs, the ongoing importance of factual determinations (including with respect to matters that we may not control or for which it is not possible to obtain all the relevant facts) and the possibility of future changes in our circumstances or applicable law, no assurance can be given by us that we will so qualify for any particular year or that the IRS will not challenge our conclusions with respect to our satisfaction of the REIT requirements.

Qualification and taxation as a REIT depends on our ability to meet, on a continuing basis, through actual results of operations, distribution levels, diversity of share ownership and various qualification requirements imposed upon REITs by the Code, discussed below. In addition, our ability to qualify as a REIT may depend in part upon the operating results, organizational structure and entity classification for U.S. federal income tax purposes of certain entities in which we invest, which we may not control. Our ability to qualify as a REIT also requires that we satisfy certain asset and income tests, some of which depend upon the fair market values of assets directly or indirectly owned by us or which serve as security for loans made by us. Such values may not be susceptible to a precise determination. Accordingly, no assurance can be given that the actual results of our operations for any taxable year will satisfy the requirements for qualification and taxation as a REIT.

Taxation of REITs in General

Provided that we continue to qualify as a REIT, we will generally be entitled to a deduction for dividends that we pay and, therefore, will not be subject to U.S. federal corporate income tax on our net taxable income that is currently distributed to our shareholders. This treatment substantially eliminates the “double taxation” at the corporate and shareholder levels that results generally from investment in a corporation. Rather, income generated by a REIT is generally taxed only at the shareholder level, upon distributions by the REIT.

Even if we continue to qualify for taxation as a REIT, however, we will be subject to U.S. federal income taxation as follows:

●	We will be taxed at regular U.S. federal corporate rates on any undistributed “REIT taxable income”, which is generally the taxable income of the REIT subject to specified adjustments including a deduction for dividends paid.

●	If we have net income from “prohibited transactions,” which are, in general, sales or other dispositions of property held primarily for sale to customers in the ordinary course of business, other than foreclosure property, such income will be subject to a 100% tax. See “—Prohibited Transactions” and “—Foreclosure Property” below.

●	If we elect to treat property that we acquire in connection with a foreclosure of a mortgage loan or from certain leasehold terminations as “foreclosure property,” we may thereby avoid (1) the 100% tax on gain from a resale of that property (if the sale would otherwise constitute a prohibited transaction) and (2) treating any income from such property as non-qualifying for purposes of the REIT gross income tests discussed below, provided however, that the gain from the sale of the property or net income from the operation of the property that would not otherwise qualify for the 75% gross income test but for the foreclosure property election will be subject to U.S. federal corporate income tax at the highest applicable rate (currently 21%).

●	If we fail to satisfy the 75% gross income test or the 95% gross income test, as discussed below, but nonetheless maintain our qualification as a REIT because other requirements are met, we will be subject to a 100% tax on an amount equal to (1) the greater of (A) the amount by which we fail the 75% gross income test or (B) the amount by which we fail the 95% gross income test, as the case may be, multiplied by (2) a fraction intended to reflect profitability.

●	If we fail to satisfy any of the REIT asset tests, as described below, other than a failure of the 5% or 10% REIT asset tests that do not exceed a statutory de minimis amount as described more fully below, but our failure is due to reasonable cause and not due to willful neglect and we nonetheless maintain our REIT qualification because of specified cure provisions, we will be required to pay a tax equal to the greater of (i) $50,000 or (ii) the product of the highest corporate tax rate multiplied by the net income generated by the non-qualifying assets during the period in which we failed to satisfy the asset tests.

●	If we fail to satisfy any provision of the Code that would result in our failure to qualify as a REIT (other than a gross income or asset test requirement) and the violation is due to reasonable cause and not due to willful neglect, we may retain our REIT qualification but we will be required to pay a penalty of $50,000 for each such failure.

●	If we fail to distribute during each calendar year at least the sum of (1) 85% of our REIT ordinary income for such year, (2) 95% of our REIT capital gain net income for such year and (3) any undistributed taxable income from prior periods (or the required distribution), we will be subject to a 4% excise tax on the excess of the required distribution over the sum of (A) the amounts actually distributed (taking into account excess distributions from prior years), plus (B) retained amounts on which income tax is paid at the corporate level.

●	We may be required to pay monetary penalties to the IRS in certain circumstances, including if we fail to meet record-keeping requirements intended to monitor our compliance with rules relating to the composition of our shareholders, as described below in “—Requirements for Qualification as a REIT.”

●	A 100% excise tax may be imposed on some items of income and expense that are directly or constructively paid between us and any TRS and any other TRSs we may own if and to the extent that the IRS successfully adjusts the reported amounts of these items because the reported amounts were not consistent with arm’s length amounts.

●	If we fail to qualify for taxation as a REIT because we fail to distribute by the end of the relevant year any earnings and profits we inherit from a taxable C corporation during the year (e.g., by tax-free merger or tax-free liquidation), and the failure is not due to fraud with intent to evade tax, we generally may retain our REIT status by paying a special distribution, but we will be required to pay an interest charge on 50% of the amount of undistributed non-REIT earnings and profits.

●	If we acquire appreciated assets from a corporation that is not a REIT in a transaction in which the adjusted tax basis of the assets in our hands is determined by reference to the adjusted tax basis of the assets in the hands of the non-REIT corporation, we may be subject to tax on such appreciation at the highest U.S. federal corporate income tax rate then applicable if we subsequently recognize gain on a disposition of any such assets during the 5-year period following their acquisition from the non-REIT corporation.

●	We may elect to retain and pay U.S. federal income tax on our net long-term capital gain. In that case, a shareholder would include its proportionate share of our undistributed long-term capital gain in its income (to the extent we make a timely designation of such gain to the shareholder), would be deemed to have paid the tax that it paid on such gain, and would be allowed a credit for its proportionate share of the tax deemed to have been paid, and an adjustment would be made to increase the shareholder’s basis in our common shares.

●	We may own subsidiaries that will elect to be treated as TRSs and we may hold investments through such TRSs, the earnings of which will be subject to U.S. federal corporate income tax.

●	We will generally be subject to tax on the portion of any excess inclusion income derived from an investment in residual interests in real estate mortgage investment conduits (“REMICs”) or “taxable mortgage pools” to the extent our common shares are held in record name by specified tax exempt organizations not subject to tax on unrelated business tax income (“UBTI”) or non-U.S. sovereign investors.

In addition, we may be subject to a variety of taxes other than U.S. federal income tax, including state, local, and non-U.S. income, franchise property and other taxes.

Requirements for Qualification as a REIT

We intend to elect to be taxable as a REIT for U.S. federal income tax purposes for our taxable year ending December 31, 2023 and for all subsequent taxable years. In order to have so qualified, we must meet and continue to meet the requirements discussed below (or as in effect for prior years), relating to our organization, ownership, sources of income, nature of assets and distributions of income to Shareholders.

The discussion below summarizes current law except where expressly noted otherwise. We do not believe any differences between the current requirements for qualification as a REIT and the requirements in effect for any prior year have prevented us from qualifying as a REIT for any period.

The Code defines a REIT as a corporation, trust or association:

(1)	that is managed by one or more trustees or directors;

(2)	the beneficial ownership of which is evidenced by transferable shares or by transferable certificates of beneficial interest;

(3)	that would be taxable as a domestic corporation but for its election to be subject to tax as a REIT under Sections 856 through 860 of the Code;

(4)	that is neither a financial institution nor an insurance company subject to specific provisions of the Code;

(5)	commencing with its second REIT taxable year, the beneficial ownership of which is held by 100 or more persons during at least 335 days of a taxable year of 12 months, or during a proportionate part of a taxable year of less than 12 months;

(6)	in which, during the last half of each taxable year, commencing with its second REIT taxable year, not more than 50% in value of the outstanding stock is owned, directly or indirectly, by five or fewer “individuals” as defined in the Code to include specified entities (the “5/50 Test”);

(7)	that makes an election to be a REIT for the current taxable year or has made such an election for a previous taxable year that has not been terminated or revoked and satisfies all relevant filing and other administrative requirements established by the IRS that must be met to elect and maintain REIT status;

(8)	that has no earnings and profits from any non-REIT taxable year at the close of any taxable year;

(9)	that uses the calendar year for U.S. federal income tax purposes, and complies with the record keeping requirements of the Code and the Treasury Regulations promulgated thereunder; and

(10)	that meets other tests described below, including with respect to the nature of its income and assets and the amount of its distributions.

For purposes of condition (1), “directors” generally means persons treated as “directors” for purposes of the Investment Company Act, which we believe includes the Manager. Our Shares are generally freely transferable, and we believe that the restrictions on ownership and transfers of our Shares do not prevent us from satisfying condition (2). Although we are organized as a limited liability company, for U.S. federal income tax purposes we have elected to be classified as a corporation in compliance with condition (3) . We believe that the Shares sold in this Offering will allow us to timely comply with conditions (5) and (6). However, depending on the number of Shareholders who subscribe for Shares in this Offering and the timing of subscriptions, we may need to conduct an additional offering of preferred shares to timely comply with (5). For purposes of determining common share ownership under condition (6) above, certain stock bonus, pension, or profit-sharing plan, a supplemental unemployment compensation benefits plan, a private foundation and a portion of a trust permanently set aside or used exclusively for charitable purposes generally are each considered an individual. A trust that is a qualified trust under Code Section 401(a) generally is not considered an individual, and beneficiaries of a qualified trust generally are treated as holding shares of a REIT in proportion to their actuarial interests in the trust for purposes of condition (6) above.

To monitor compliance with the share ownership requirements, we are generally required to maintain records regarding the actual ownership of our shares. Provided we comply with these record keeping requirements and that we would not otherwise have reason to believe we fail the 5/50 Test after exercising reasonable diligence, we will be deemed to have satisfied the 5/50 Test. In addition, our operating agreement provides restrictions regarding the ownership and transfer of our shares, which are intended to assist us in satisfying the share ownership requirements described above.

For purposes of condition (9) above, we use a calendar year for U.S. federal income tax purposes, and we intend to continue to comply with the applicable recordkeeping requirements.

Effect of Subsidiary Entities

Ownership of Partnership Interests

In the case of a REIT that is a partner in an entity that is treated as a partnership for U.S. federal income tax purposes, the REIT is deemed to own its proportionate share of the partnership’s assets and to earn its proportionate share of the partnership’s gross income based on its pro rata share of capital interests in the partnership for purposes of the asset and gross income tests applicable to REITs, as described below. However, solely for purposes of the 10% value test, described below, the determination of a REIT’s interest in partnership assets will be based on the REIT’s proportionate interest in any securities issued by the partnership, excluding for these purposes, certain excluded securities as described in the Code. For purposes of determining the amount of the REIT’s taxable income that must be distributed, or is subject to tax, the REIT’s share of partnership income is determined under the partnership tax provisions of the Code and will reflect any special allocations of income or loss that are not in proportion to capital interests. Income earned through partnerships retains its character for U.S. federal income tax purposes when allocated among its partners. We intend to obtain covenants from any partnerships in which we invest but do not control to operate in compliance with the REIT requirements, but we may not control any particular partnership into which we invest, and thus no assurance can be given that any such partnerships will not operate in a manner that causes us to fail an income or asset test requirement. In general, partnerships are not subject to U.S. federal income tax.  However, if a partnership in which we invest is audited, it may be required to pay the hypothetical increase in partner level taxes (including interest and penalties) resulting from an adjustment of partnership tax items on the audit, unless the partnership elects an alternative method under which the taxes resulting from the adjustment (and interest and penalties) are assessed at the partner level or avails itself to another procedure. It is possible that partnerships in which we directly and indirectly invest may be subject to U.S. federal income tax, interest and penalties in the event of a U.S. federal income tax audit.

Disregarded Subsidiaries

If a REIT owns a corporate subsidiary that is a “qualified REIT subsidiary,” that subsidiary is disregarded for U.S. federal income tax purposes, and all assets, liabilities and items of income, deduction and credit of the subsidiary are treated as assets, liabilities and items of income, deduction and credit of the REIT itself, including for purposes of the gross income and asset tests applicable to REITs, as summarized below. A qualified REIT subsidiary is any corporation, other than a TRS, that is wholly owned by a REIT, by other disregarded subsidiaries of a REIT or by a combination of the two. Single member limited liability companies or other domestic unincorporated entities that are wholly owned by a REIT are also generally disregarded as separate entities for U.S. federal income tax purposes, including for purposes of the REIT gross income and asset tests unless they elect TRS status. Disregarded subsidiaries, along with partnerships in which we hold an equity interest, are sometimes referred to herein as “pass-through subsidiaries.”

In the event that a disregarded subsidiary ceases to be wholly owned by us (for example, if any equity interest in the subsidiary is acquired by a person other than us or another disregarded subsidiary of ours), the subsidiary’s separate existence would no longer be disregarded for U.S. federal income tax purposes. Instead, it would have multiple owners and would be treated as either a partnership or a taxable corporation. Such an event could, depending on the circumstances, adversely affect our ability to satisfy the various asset and gross income tests applicable to REITs, including the requirement that REITs generally may not own, directly or indirectly, more than 10% of the value or voting power of the outstanding securities of another corporation. See “—Asset Tests” and “—Gross Income Tests.”

Taxable REIT Subsidiaries

A REIT, in general, may jointly elect with a subsidiary corporation, whether or not wholly owned, to treat the subsidiary corporation as a TRS. The separate existence of a TRS or other taxable corporation, unlike a disregarded subsidiary as discussed above, is not ignored for U.S. federal income tax purposes. Accordingly, such an entity would generally be subject to U.S. federal income tax on its taxable income, which may reduce the cash flow generated by us and our subsidiaries in the aggregate and our ability to make distributions to our shareholders.

A REIT is not treated as holding the assets of a TRS or other taxable subsidiary corporation or as receiving any income that the subsidiary earns. Rather, the stock issued by the subsidiary is an asset in the hands of the REIT, and the REIT generally recognizes dividend income when it receives distributions of earnings from the subsidiary. This treatment can affect the gross income and asset test calculations that apply to the REIT, as described below. Because a parent REIT does not include the assets and income of its TRSs in determining the parent REIT’s compliance with the REIT requirements, such entities may be used by the parent REIT to undertake indirectly activities that the REIT rules might otherwise preclude the parent REIT from doing directly or through pass-through subsidiaries. If dividends are paid to us by one or more domestic TRSs we may own, then a portion of the dividends that we distribute to shareholders who are taxed at individual rates generally will be eligible for taxation at preferential qualified dividend income tax rates rather than at ordinary income tax rates. See “—Taxation of Taxable U.S. Shareholders” and “—Annual Distribution Requirements.”

We may hold any equity interests we receive in our borrowers or certain other investments through one or more TRSs. While we intend to manage the size of our TRSs and dividends from our TRSs in a manner that permits us to qualify as a REIT, it is possible that the equity investments appreciate to the point where our TRSs exceed the thresholds mandated by the REIT rules. In such cases, we could lose our REIT status if we are unable to satisfy certain exceptions for failing to satisfy the REIT income and asset tests. In any event, any earnings attributable to equity interests held in TRSs or origination activity conducted by TRSs will be subject to U.S. federal corporate income tax.

To the extent we hold an interest in a non-U.S. TRS, we may be required to include our portion of its earnings in our income irrespective of whether or not such non-U.S. TRS has made any distributions. Any such income will not be qualifying income for purposes of the 75% gross income test but based on IRS guidance are expected to be qualifying income for purposes of the 95% gross income test.

Taxable Mortgage Pools

We may enter into transactions that could result in us being considered to own interests in one or more taxable mortgage pools. An entity, or a portion of an entity, is classified as a taxable mortgage pool under the Code if:

●	substantially all of its assets consist of debt obligations or interests in debt obligations;

●	more than 50% of those debt obligations are real estate mortgage loans or interests in real estate mortgage loans as of specified testing dates;

●	the entity has issued debt obligations that have two or more maturities; and

●	the payments required to be made by the entity on its debt obligations “bear a relationship” to the payments to be received by the entity on the debt obligations that it holds as assets.

A taxable mortgage pool generally is treated as a corporation for U.S. federal income tax purposes. However, special rules apply to a REIT, a portion of a REIT, or a qualified REIT subsidiary that is a taxable mortgage pool. If a REIT owns, directly or indirectly through one or more qualified REIT subsidiaries or other entities that are disregarded as a separate entity for U.S. federal income tax purposes, 100% of the equity interests in the taxable mortgage pool, the taxable mortgage pool will be a qualified REIT subsidiary and, therefore, ignored as an entity separate from the REIT for U.S. federal income tax purposes and would not generally affect the tax qualification of the REIT. Rather, the consequences of the taxable mortgage pool classification would generally, except as described below, be limited to the REIT’s shareholders. See “—Excess Inclusion Income.”

If we own less than 100% of the ownership interests in a subsidiary that is a taxable mortgage pool, the foregoing rules would not apply. Rather, the subsidiary would be treated as a corporation for U.S. federal income tax purposes, and could be subject to corporate income tax. In addition, this characterization would alter our REIT income and asset test calculations and could adversely affect our compliance with those requirements.

Certain Equity Investments and Kickers

We expect to hold certain equity investments (with rights to receive preferred economic returns) in entities treated as partnerships for U.S. federal income tax purposes and may hold “kickers” in entities treated as partnerships for U.S. federal income tax purposes (and may hold such a kicker outside of a TRS). When we hold investments treated as equity in partnerships, as discussed above, for purposes of the REIT income and asset tests we are required to include our proportionate share of the assets and income of the partnership, based on our share of partnership capital, as if we owned such share of the issuer’s assets directly. As a result, any nonqualifying income generated, or nonqualifying assets held, by the partnerships in which we hold such equity could jeopardize our compliance with the REIT income and asset tests. We intend to obtain covenants from our equity issuers (including a kicker issuer if the kicker is held outside of a TRS) to operate in compliance with the REIT requirements, but we generally will not control such issuers, and thus no assurance can be given that any such issuers will not operate in a manner that causes us to fail an income or asset test requirement. Moreover, at least one IRS internal memorandum would treat the preferred return on certain equity investments as interest income for purposes of the REIT income tests, which treatment would cause such amounts to be nonqualifying income for purposes of the 75% gross income test. Although we do not believe that interest income treatment is appropriate, and that analysis was not followed in subsequent IRS private letter rulings, the IRS could re-assert that position. In addition, if the underlying property is dealer property and our equity investment (with rights to receive preferred economic returns) is treated as equity for U.S. federal income tax purposes, our gains from the sale of the property would be subject to 100% tax.

In some, or many, cases, the proper characterization of certain equity investments (with rights to receive preferred economic returns) as unsecured indebtedness or as equity for U.S. federal income tax purposes may be unclear. Characterization of such an equity investment as unsecured debt for U.S. federal income tax purposes would subject the investment to the various asset test limitations on investments in unsecured debt, and our preferred return would be treated as non-qualifying income for purposes of the 75% gross income test (but we would not have to include our share of the underlying assets and income of the issuer in our tests). Thus, if the IRS successfully challenged our characterization of an investment as equity for U.S. federal income tax purposes, or successfully treated a preferred return as interest income, we could fail an income or asset test. In that event, we could face substantial penalty taxes to cure the resulting violations, as described in “Failure to Qualify” below, or, if we were deemed to have acted unreasonably in making the investment, lose our REIT status. Conversely, we also could fail an applicable income or asset test if we have treated a preferred equity investment as indebtedness for U.S. federal income tax purposes and the IRS successfully characterizes the investment as equity for U.S. federal income tax purposes.

Gross Income Tests

In order to maintain our qualification as a REIT, we annually must satisfy two gross income tests. First, at least 75% of our gross income for each taxable year, excluding gross income from sales of inventory or dealer property in “prohibited transactions” and certain hedging and foreign currency transactions, must be derived from investments relating to real property or mortgages on real property, including “rents from real property,” dividends received from and gains from the disposition of other shares of REITs, interest income derived from mortgage loans secured by real property or by interests in real property, and gains from the sale of real estate assets, including personal property treated as real estate assets, as discussed below (but not including certain debt instruments of publicly-offered REITs that are not secured by mortgages on real property or interests in real property), as well as income from certain kinds of temporary investments. Interest and gain on debt instruments issued by publicly offered REITs that are not secured by mortgages on real property or interests in real property are not qualifying income for purposes of the 75% income test. Second, at least 95% of our gross income in each taxable year, excluding gross income from prohibited transactions and certain hedging and foreign currency transactions, must be derived from some combination of income that qualifies under the 75% income test described above, as well as other dividends, interest, and gain from the sale or disposition of stock or securities, which need not have any relation to real property.

Interest Income

Interest income constitutes qualifying mortgage interest for purposes of the 75% gross income test to the extent that the obligation is secured by a mortgage on real property. If we receive interest income with respect to a mortgage loan that is secured by both real property and other property and the highest outstanding balance of the loan during a taxable year exceeds the fair market value of the real property on the date of our commitment to make or purchase the mortgage loan, the interest income will be apportioned between the real property and the other property, and our income from the arrangement will qualify for purposes of the 75% gross income test only to the extent that the interest is allocable to the real property. With respect to loans to develop or improve real property, we are permitted to include as real property collateral for the foregoing apportionment purposes the sum of the fair market value of the undeveloped land plus the reasonably estimated cost of the improvements or developments (other than personal property) which will secure the loan and which are to be constructed from the proceeds of the loan. The failure of a loan to qualify as an obligation secured by a mortgage on real property within the meaning of the REIT rules could adversely affect our ability to qualify as a REIT. Notwithstanding the foregoing, a mortgage loan secured by both real property and personal property will be treated as a wholly qualifying real estate asset (as discussed below under “ – Asset Tests”) and all interest will be qualifying income for the purposes of the 75% income test if the fair market value of such personal property does not exceed 15% of the total fair market value of all such property, even if the real property collateral value is less than the outstanding principal balance of the loan.

In the event a mortgage loan is modified, with the exception of loans secured by both real property and personal property in which the fair market value of the personal property does not exceed 15% of the total fair market value of all such property, we may be required to retest the loan under the apportionment rules discussed above by comparing the outstanding balance of the modified loan to the fair market value of the collateral real property at the time of modification.

Even if a loan is not secured by real property or is undersecured, the income that it generates may nonetheless qualify for purposes of the 95% gross income test.

To the extent that the terms of a loan provide for contingent interest that is based on the cash proceeds realized upon the sale of the property securing the loan (or a shared appreciation provision), income attributable to the participation feature will be treated as gain from sale of the underlying property for purposes of the income tests, and generally will be qualifying income for purposes of both the 75% and 95% gross income tests, provided that the property is not inventory or dealer property in the hands of the borrower or us.

To the extent that we derive interest income from a loan where all or a portion of the amount of interest payable is contingent, such income generally will qualify for purposes of the gross income tests only if it is based upon the gross receipts or sales and not the net income or profits of any person. This limitation does not apply, however, to a mortgage loan where the borrower derives substantially all of its income from the property from the leasing of substantially all of its interest in the property to tenants, to the extent that the rental income derived by the borrower would qualify as rents from real property had it been earned directly by us.

Any amount includible in our gross income with respect to a regular or residual interest in a REMIC generally is treated as interest on an obligation secured by a mortgage on real property. If, however, less than 95% of the assets of a REMIC consists of real estate assets (determined as if we held such assets), we will be treated as receiving directly our proportionate share of the income of the REMIC for purposes of determining the amount that is treated as interest on an obligation secured by a mortgage on real property.

Among the assets we may hold are certain mezzanine loans secured by equity interests in a pass-through entity that directly or indirectly owns real property, rather than a direct mortgage on the real property. The IRS issued Revenue Procedure 2003-65, which provides a safe harbor pursuant to which a mezzanine loan, if it meets each of the requirements contained in the Revenue Procedure, will be treated by the IRS as a real estate asset for purposes of the REIT asset tests, and interest derived from it will be treated as qualifying mortgage interest for purposes of the 75% gross income test. Although the Revenue Procedure provides a safe harbor on which taxpayers may rely, it does not prescribe rules of substantive tax law. Structuring a mezzanine loan to meet the requirements of the safe harbor may not always be practical, and the mezzanine loans that we acquire may not meet all of the requirements for reliance on this safe harbor. Hence, there can be no assurance that the IRS will not challenge the qualification of such assets as real estate assets or the interest generated by these loans as qualifying income under the 75% gross income test. To the extent we make corporate mezzanine loans or acquire other commercial real estate corporate debt, such loans will not qualify as real estate assets and interest income with respect to such loans will not be qualifying income for purposes of the 75% gross income test.

We may hold indirect participation interests in some loans, rather than direct ownership of the loan. The borrower on the underlying loan is typically not a party to the participation agreement. The performance of this investment depends upon the performance of the underlying loan and, if the underlying borrower defaults, the participant typically has no recourse against the originator of the loan. The originator often retains a senior position in the underlying loan and grants junior participations which absorb losses first in the event of a default by the borrower. We generally expect to treat our participation interests as an undivided ownership interest in the underlying loan, and thus as a qualifying real estate asset for purposes of the REIT asset tests that also generates qualifying mortgage interest for purposes of the 75% gross income test, to the extent that the loan underlying the participation is a qualifying real estate asset that generates qualifying income for such purposes. The appropriate treatment of participation interests for U.S. federal income tax purposes is not entirely certain, however, and no assurance can be given that the IRS will not challenge our treatment of our participation interests. In the event of a determination that such participation interests do not qualify as real estate assets, or that the income that we derive from such participation interests does not qualify as mortgage interest for purposes of the REIT asset and income tests, we could be subject to a penalty tax, or could fail to qualify as a REIT.

We expect that any mortgage backed securities that we invest in will be treated either as interests in a grantor trust or as interests in a REMIC for U.S. federal income tax purposes and that all interest income from such mortgage backed securities will be qualifying income for the 95% gross income test. In the case of mortgage backed securities treated as interests in grantor trusts, we would be treated as owning an undivided beneficial ownership interest in the mortgage loans held by the grantor trust. The interest on such mortgage loans, and any mortgage loans that we own directly, would be qualifying income for purposes of the 75% gross income test to the extent that the obligation is adequately secured by real property, as discussed above. In the case of mortgage backed securities treated as interests in a REMIC for U.S. federal income tax purposes, income derived from REMIC interests will generally be treated as qualifying income for purposes of the 75% and 95% gross income tests. However, if less than 95% of the assets of the REMIC are real estate assets, then only a proportionate part of our interest in the REMIC and income derived from the interest will qualify for purposes of the 75% gross income test. We expect that any interest income from mortgage backed securities that are not treated as an interest in a grantor trust or an interest in a REMIC will not be qualifying income for purposes of the 75% gross income test. Mortgage loans that may be held by a grantor trust or REMIC may not necessarily qualify as “real estate assets” for purposes of the REIT rules. As a result, it may be difficult, if not impossible, to determine whether income from certain CMBS investments will be qualifying 75% gross income. In addition, some REMIC securitizations include imbedded interest swap or cap contracts or other derivative instruments that potentially could produce non-qualifying income for the holder of the related REMIC securities.

Fee Income

Although not currently contemplated, we may receive various fees and expense reimbursements from borrowers in connection with originating loans. Fees that are for entering into agreements to make loans are qualifying income for both gross income tests. Other fees that are treated as “points” are treated as additional interest on the loan and are qualifying or nonqualifying based on whether the loan is a real estate asset. However, fees for services will not be qualifying income for purposes of both the 75% and 95% gross income tests. In addition, certain expense reimbursements received from the borrower, and even certain expenses paid by the borrower directly to a third party service provider, may result in nonqualifying income for both gross income tests to the extent such amounts are reimbursements for expenses that benefit us. Any fees earned by a TRS will not be included for purposes of the gross income tests but the use of a TRS to originate loans to avoid such nonqualifying income may increase the taxes paid by the TRS.

Dividend Income

We may receive material distributions from our TRSs. These distributions are generally classified as dividend income to the extent of the earnings and profits of the distributing corporation. Such distributions generally constitute qualifying income for purposes of the 95% gross income test, but not the 75% gross income test.

If we invest in an entity treated as a “passive investment foreign company” or “controlled foreign corporation” for U.S. federal income tax purposes, which could include a CDO investment, we could be required to include our portion of its earnings in our income prior to the receipt of any distributions. Any such income inclusions would not be treated as qualifying income for purposes of the 75% gross income test but based on IRS guidance are expected to be qualifying income for purposes of the 95% gross income test.

Treatment of Certain Debt Instruments as Equity

We may hold loans with relatively high loan-to-value ratios and/or high yields. Additionally, we may receive equity interests in our borrowers in connection with originating our loans. These features can cause a loan to be treated as equity for U.S. federal income tax purposes. Although we intend to structure each of our loans so that the loan should be respected as debt for U.S. federal income tax purposes, there can be no assurance that the IRS will not challenge our treatment of one or more of our loans as debt for U.S. federal income tax purposes. In the event the IRS were successful in such a challenge, all or a portion of the income from such loans could be viewed as guaranteed payments under the partnership tax rules, in which case such income may not be qualifying income for the REIT income tests. As a result, such a recharacterization could adversely affect our ability to qualify as a REIT. If the underlying activity was a prohibited transaction, the income from such loans, to the extent the loans were characterized as equity, would be subject to a 100% tax.

Hedging Transactions

We may enter into hedging transactions with respect to one or more of our assets or liabilities. Hedging transactions could take a variety of forms, including interest rate swap agreements, interest rate cap agreements, options, forward rate agreements or similar financial instruments. Except to the extent provided by Treasury Regulations, any income from a hedging transaction, including gain from the sale or disposition of such a transaction, will not constitute gross income for purposes of the 75% or 95% gross income test if (i) we enter into the hedging transaction in the normal course of business primarily to manage risk of interest rate or price changes or currency fluctuations with respect to borrowings made or to be made, or ordinary obligations incurred or to be incurred, to acquire or carry real estate assets, and the hedge is clearly identified as specified in Treasury regulations before the close of the day on which it was acquired, originated, or entered into, (ii) we enter into the hedging transaction primarily to manage risk of currency fluctuations with respect to any item of income or gain that would be qualifying income under the 75% or 95% gross income tests and the hedge is clearly identified as such before the close of the day on which it was acquired, originated, or entered into, or (iii) we enter into the hedging transaction that hedges against transactions described in clause (i) or (ii) and is entered into in connection with the extinguishment of debt or sale of property that are being hedged against by the transactions described in clauses (i) or (ii) and the hedge complies with certain identification requirements. To the extent that we enter into other types of hedging transactions, including hedges of interest rates on debt we acquire as assets, or do not make proper tax identifications, as applicable, the income from those transactions is likely to be treated as non-qualifying income for purposes of both of the 75% and 95% gross income tests. We intend to structure any hedging transactions in a manner that does not jeopardize its qualification as a REIT. No assurances can be given, however, that our hedging activities will not give rise to income that does not qualify for purposes of either or both of the gross income tests and that such income will not adversely affect our ability to satisfy the REIT qualification requirements.

Rents from Real Property

We may acquire interests in real property (through majority-owned subsidiaries with rights to receive preferred economic returns), and may acquire other interests in real property (including equity participations). However, to the extent that we own real property or interests therein, rents we receive qualify as “rents from real property” in satisfying the gross income tests described above, only if several conditions are met, including the following. If rent attributable to personal property leased in connection with a lease of real property is greater than 15% of the total rent received under any particular lease (determined based on the fair market values as of the beginning and end of the taxable year), then all of the rent attributable to such personal property will not qualify as rents from real property. The determination of whether an item of personal property constitutes real or personal property under the REIT provisions of the Code is subject to both legal and factual considerations and therefore can be subject to different interpretations.

In addition, in order for rents received by us to qualify as “rents from real property,” the rent must not be based in whole or in part on the income or profits derived by any person from such real property. However, an amount will not be excluded from rents from real property solely by reason of being based on a fixed percentage or percentages of sales or if it is based on the net income of a tenant which derives substantially all of its income with respect to such property from subleasing of substantially all of such property, to the extent that the rents paid by the subtenants would qualify as rents from real property, if earned directly by us. Moreover, for rents received to qualify as “rents from real property,” we generally must not furnish or render certain services to the tenants of such property, other than through an “independent contractor” who is adequately compensated and from which we derive no income or through a TRS. We are permitted, however, to perform services that are “usually or customarily rendered” in connection with the rental of space for occupancy only and are not otherwise considered rendered to the occupant of the property. In addition, we may directly or indirectly provide non-customary services to tenants of our properties without disqualifying all of the rent from the property if the payment for such services or, if greater, 150% of our cost of providing such services, does not exceed 1% of the total gross income from the property. In such a case, only the amounts for non-customary services are not treated as rents from real property and the provision of the services does not disqualify the related rent.

Rental income will qualify as rents from real property only to the extent that we do not directly or constructively own, (1) in the case of any tenant which is a corporation, stock possessing 10% or more of the total combined voting power of all classes of stock entitled to vote, or 10% or more of the total value of shares of all classes of stock of such tenant, or (2) in the case of any tenant which is not a corporation, an interest of 10% or more in the assets or net profits of such tenant.

Phantom Income

Due to the nature of the assets in which we may invest, we may be required to recognize taxable income from those assets in advance of our receipt of cash flow on or proceeds from disposition of such assets, and may be required to report taxable income in early periods that exceeds the economic income ultimately realized on such assets. For example, we may originate debt instruments or mortgage backed securities at a discount from face value. To the extent we originate any instruments at a discount or purchase such instruments at a discount in connection with their original issuance, the discount will be “original issue discount” if it exceeds certain de minimis amounts, which must be accrued on a constant yield method even though we may not receive the corresponding cash payment until maturity. In such cases, the value of the equity interest would result in discount that must be accrued over the life of the loan. We may also acquire debt instruments that provide for interest that accrues or is payable in kind, in which case we will be required to include that income for tax purposes as it accrues rather than when it is paid in cash. To the extent we purchase debt instruments at a discount after their original issuance, the discount may represent “market discount.” Unlike original issue discount, market discount is not required to be included in income on a constant yield method. However, we will be required to treat a portion of any principal payments as ordinary income in an amount equal to the market discount that has accrued while we held the debt instrument. If we ultimately collect less on a debt instrument than our purchase price and any original issue discount or accrued market discount that we have included in income, there may be limitations on our ability to use any losses resulting from that debt instrument.

We may make loans that provide us with rights to participate in the appreciation of the collateral real property securing our debt instrument at specified times or that provide for other contingent payments based on the borrower’s performance. In circumstances where such equity features are part of the loan and not treated as a separate equity investment, we generally will be required to accrue for tax purposes the projected increase in the yield on the loan attributable to the participation feature or contingent payments over the term of the loan, even though we do not receive any cash attributable to the participation feature or contingent payments until some point in the future, if ever. In circumstances where our equity participation is structured as a separate interest from the loans, we will be required to allocate the amount we pay for the loan and the equity interest between those securities and, depending on the circumstances, such allocation may result in additional discount on the loan that must be accrued for tax purposes over the life of the loan (even though no corresponding cash payment is made until later).

We may also acquire debt instruments below par that are subsequently modified by agreement with the borrower. Under applicable Treasury Regulations, these modifications may be treated as a taxable event in which we exchange the old debt instrument for a new debt instrument, the value of which may be treated as equal to the face amount of the new debt instrument. Because our tax basis in such debt instruments may be substantially less than the face value, we could have significant income without any corresponding receipt of cash. Such a modification also may require us to retest the status of the modified loan for purposes of determining whether the loan is fully secured by real property.

In addition, in the event that any debt instruments acquired by us are delinquent as to mandatory principal and interest payments, or in the event payments with respect to a particular debt instrument are not made when due, we may nonetheless be required to continue to accrue the unpaid interest as taxable income.

Finally, we may be required under the terms of our indebtedness to use cash received from interest payments to make nondeductible principal payments on that indebtedness, with the effect of recognizing income but not having a corresponding amount of cash available for distribution to our shareholders.

Due to each of these potential timing differences between income recognition or expense deduction and cash receipts or disbursements, there is a significant risk that we may have substantial taxable income in excess of cash available for distribution. In that event, we may need to borrow funds or take other action to satisfy the REIT distribution requirements for the taxable year in which this “phantom income” is recognized. See “—Annual Distribution Requirements.”

Failure to Satisfy the Gross Income Tests

We intend to monitor our sources of income, including any non-qualifying income received by us, and manage our assets so as to ensure our compliance with the gross income tests. We cannot assure you, however, that we will be able to satisfy the gross income tests. If we fail to satisfy one or both of the 75% or 95% gross income tests for any taxable year, we may still qualify as a REIT for the year if we are entitled to relief under applicable provisions of the Code. These relief provisions will generally be available if our failure to meet these tests was due to reasonable cause and not due to willful neglect and, following the identification of such failure, we set forth a description of each item of our gross income that satisfies the gross income tests in a schedule for the taxable year filed in accordance with the Treasury Regulations. It is not possible to state whether we would be entitled to the benefit of these relief provisions in all circumstances. If these relief provisions are inapplicable to a particular set of circumstances involving us, we will not qualify as a REIT. As discussed above under “—Taxation of REITs in General,” even where these relief provisions apply, a tax would be imposed upon the profit attributable to the amount by which we fail to satisfy the particular gross income test.

Asset Tests

At the close of each calendar quarter, we must also satisfy five tests relating to the nature of our assets. First, at least 75% of the value of our total assets must be represented by some combination of “real estate assets,” cash, cash items, and U.S. Government securities. For this purpose, real estate assets include loans secured by mortgages on real property or on interests in real property to the extent described below, certain mezzanine loans and mortgage backed securities as described below, interests in real property (such as land, buildings, leasehold interests in real property and personal property leased with real property if the rents attributable to the personal property would be rents from real property under the income tests discussed above), shares in other qualifying REITs, debt instruments issued by publicly offered REITs, and stock or debt instruments held for less than one year purchased with the proceeds from an offering of our common shares or certain debt. Second, not more than 25% of our assets may be represented by securities other than those in the 75% asset test. Third, of the assets that do not qualify for purposes of the 75% test and that are not securities of our TRSs: (i) the value of any one issuer’s securities owned by us may not exceed 5% of the value of our gross assets, and (ii) we generally may not own more than 10% of any one issuer’s outstanding securities, as measured by either voting power or value. Fourth, the aggregate value of all securities of TRSs held by us may not exceed 20% of the value of our gross assets. Fifth, not more than 25% of the value of our gross assets may be represented by debt instruments of publicly offered REITs that are not secured by mortgages on real property or interests in real property.

Securities for purposes of the asset tests may include debt securities that are not fully secured by a mortgage on real property (or treated as such). However, the 10% value test does not apply to certain “straight debt” and other excluded securities, as described in the Code, including any loan to an individual or an estate, any obligation to pay rents from real property and any security issued by a REIT. In addition, (1) a REIT’s interest as a partner in a partnership is not considered a security for purposes of applying the 10% value test; (2) any debt instrument issued by a partnership (other than straight debt or other excluded security) will not be considered a security issued by the partnership if at least 75% of the partnership’s gross income is derived from sources that would qualify for the 75% REIT gross income test; and (3) any debt instrument issued by a partnership (other than straight debt or other excluded security) will not be considered a security issued by the partnership to the extent of the REIT’s interest as a partner in the partnership.

For purposes of the 10% value test, “straight debt” means a written unconditional promise to pay on demand on a specified date a sum certain in money if (1) the debt is not convertible, directly or indirectly, into stock and (2) the interest rate and interest payment dates are not contingent on profits, the borrower’s discretion, or similar factors other than certain contingencies relating to the timing and amount of principal and interest payments, as described in the Code. In the case of an issuer which is a corporation or a partnership, securities that otherwise would be considered straight debt will not be so considered if we, and any of our “controlled taxable REIT subsidiaries” as defined in the Code, hold any securities of the corporate or partnership issuer which (A) are not straight debt or other excluded securities (prior to the application of this rule), and (B) have an aggregate value greater than 1% of the issuer’s outstanding securities (including, for the purposes of a partnership issuer, our interest as a partner in the partnership). As a result, the straight debt exception would not be available to us with respect to a loan where we also hold an equity participation in the borrower through a TRS.

Except as provided below, a real estate mortgage loan that we own generally will be treated as a real estate asset for purposes of the 75% REIT asset test if, on the date that we acquire or originate the mortgage loan, the value of the real property securing the loan is equal to or greater than the principal amount of the loan. Existing IRS guidance provides that certain rules described above that are applicable to the gross income tests may apply to determine what portion of a mortgage loan will be treated as a real estate asset if the mortgage loan is secured both by real property and other assets. Under special guidance issued by the IRS, if the value of the mortgage loan exceeds the greater of the current value of the real property securing the loan and the value of the real property securing the loan at the time we committed to acquire the loan, such excess will not be a qualifying real estate asset. Furthermore, we may be required to retest modified loans to determine if the modified loan is adequately secured by real property as of the modification date if the modification results in a taxable exchange. However, under special guidance issued by the IRS, if a loan modification occurred as a result of default or we reasonably believed that there was a significant risk of default and the modification reduced such risk, we generally would not be required to retest such modified loan. Notwithstanding the foregoing, as discussed above under “ – Gross Income Tests – Interest Income,” a mortgage loan secured by both real property and personal property will be treated as a wholly qualifying real estate asset if the fair market value of such personal property does not exceed 15% of the total fair market value of all such property, even if the real property collateral is less than the outstanding principal balance on the loan.

As discussed above under “—Gross Income Tests,” certain loans that we might originate could be at risk of being treated as equity interests in the borrower for U.S. federal income tax purposes. In such cases, we would likely be treated as owning our proportionate share of the borrower’s assets (if the borrower is a pass-through entity) or as owning corporate stock (if the borrower is a corporation), which could adversely affect our ability to comply with the asset tests.

As discussed above under “—Gross Income Tests,” there may be circumstances in which our mezzanine loans do not comply with the safe harbor under Revenue Procedure 2003-65. To the extent that any of our mezzanine loans do not meet all of the requirements for reliance on the safe harbor set forth in the Revenue Procedure, such loans may not be real estate assets and could adversely affect our REIT status.

As discussed above under “—Gross Income Tests,” participation interests in loans that we acquire may not be treated as direct interests in the underlying mortgage loan, which may cause the participation interest to not qualify as a real estate asset. While we intend that any such participation interests will be structured in a manner so as to be treated for REIT purposes as equivalent to a direct interest in the loan, and therefore, as a real estate asset, there can be no guarantee that such treatment is respected by the IRS.

Regular or residual interests in REMICs are generally treated as a real estate asset. If, however, less than 95% of the assets of a REMIC consists of real estate assets (determined as if we held such assets), we will be treated as owning our proportionate share of the assets of the REMIC. The IRS has issued guidance providing that, among other things, if a REIT holds a regular or residual interest in an “eligible REMIC” that informs the REIT that at least 80% of the REMIC’s assets constitute real estate assets, then the REIT may treat 80% of the value of the interest in the REMIC as a real estate asset for the purpose of the REIT asset tests. The remaining 20% of the value of the REIT’s interest in the REMIC would not qualify as a real estate asset for purposes of the REIT asset tests and could adversely affect our ability to qualify as a REIT. In the case of interests in grantor trusts, we will be treated as owning an undivided beneficial interest in the mortgage loans held by the grantor trust. Such mortgage loans will generally qualify as real estate assets for purposes of the 75% asset test to the extent they are secured by real property. Investments in mortgage backed securities that are not interests in a grantor trust or REMIC or government securities will not be treated as qualifying assets for purposes of the 75% asset test and will be subject to the 5% asset test, the 10% value test, the 10% vote test and the 25% securities test described above.

We may enter into repurchase agreements under which we will nominally sell certain of our assets to a counterparty and simultaneously enter into an agreement to repurchase the sold assets. We generally believe that we will be treated for U.S. federal income tax purposes as the owner of the assets that are the subject of any such repurchase agreement and the repurchase agreement will be treated as a secured lending transaction notwithstanding that we may transfer record ownership of the assets to the counterparty during the term of the agreement. It is possible, however, that the IRS could successfully assert that we did not own the assets during the term of the repurchase agreement, which could impact our REIT status.

We believe that our loan holdings and other assets will be structured in a manner that will comply with the foregoing REIT asset requirements and we intend to monitor compliance on an ongoing basis. There can be no assurance, however, that we will be successful in this effort. In this regard, to determine compliance with these requirements, we will need to estimate the value of our assets (or the value of the collateral securing our loans). We may not obtain independent appraisals to support our conclusions concerning the values of our assets, or in many cases, the values may not be susceptible to a precise determination and are subject to change in the future. In some cases, we may rely on our own valuation that differs from the value determined by an appraiser. There can be no assurance that the IRS will not disagree with the determinations and assert that a different value is applicable, in which case we might not satisfy the 75% asset test and the other asset tests and could fail to qualify as a REIT.

Failure to Satisfy Asset Tests

After initially meeting the asset tests at the close of any quarter, we will not lose our qualification as a REIT for failure to satisfy the asset tests at the end of a later quarter solely by reason of changes in asset values. If we fail to satisfy the asset tests because we acquire assets during a quarter, we can cure this failure by disposing of sufficient non-qualifying assets within 30 days after the close of that quarter. If we fail the 5% asset test, or the 10% vote or value asset tests at the end of any quarter and such failure is not cured within 30 days thereafter, we may dispose of sufficient assets (generally within six months after the last day of the quarter in which the identification of the failure to satisfy these asset tests occurred) to cure such a violation that does not exceed the lesser of 1% of our assets at the end of the relevant quarter or $10 million. If we fail any of the other asset tests or our failure of the 5% and 10% asset tests is in excess of the de minimis amount described above, as long as such failure was due to reasonable cause and not willful neglect, we are permitted to avoid disqualification as a REIT, after the 30 day cure period, by taking steps, including the disposition of sufficient assets to meet the asset test (generally within six months after the last day of the quarter in which we identified the failure to satisfy the REIT asset test) and paying a tax equal to the greater of (x) $50,000 or (y) the amount determined by multiplying the net income generated during a specified period by the assets that cause the failure by the highest U.S. federal income tax rate applicable to corporations.

Annual Distribution Requirements

In order to qualify as a REIT, we are required to distribute dividends, other than capital gain dividends, to our shareholders in an amount at least equal to:

(a)	the sum of:

●	90% of our “REIT taxable income” (computed without regard to our deduction for dividends paid and our net capital gains); and

●	90% of the net income (after tax), if any, from foreclosure property (as described below); minus

(b)	the sum of specified items of non-cash income that exceeds a percentage of our income.

These distributions must be paid in the taxable year to which they relate or in the following taxable year if such distributions are declared in October, November or December of the taxable year, are payable to shareholders of record on a specified date in any such month and are actually paid before the end of January of the following year. Such distributions are treated as both paid by us and received by each shareholder on December 31 of the year in which they are declared. In addition, at our election, a distribution for a taxable year may be declared before we timely file our tax return for the year and be paid with or before the first regular dividend payment after such declaration, provided that such payment is made during the 12-month period following the close of such taxable year. These distributions are taxable to our shareholders in the year in which paid, even though the distributions relate to our prior taxable year for purposes of the 90% distribution requirement.

In order for distributions to be counted towards our distribution requirement and to give rise to a tax deduction by us, they must not be “preferential dividends.” A dividend is not a preferential dividend if it is pro rata among all outstanding shares of stock within a particular class and is in accordance with the preferences among different classes of stock as set forth in the organizational documents. To avoid paying preferential dividends, we must treat every shareholder of the class of shares with respect to which we make a distribution the same as every other shareholder of that class, and we must not treat any class of shares other than according to its dividend rights as a class. Under certain technical rules governing deficiency dividends, we could lose our ability to cure an under-distribution in a year with a subsequent year deficiency dividend if we pay preferential dividends. Preferential dividends potentially include “dividend equivalent redemptions.” Accordingly, we intend to pay dividends pro rata within each class, and to abide by the rights and preferences of each class of our shares if there is more than one, and will seek to avoid dividend equivalent redemptions. (See “— Taxation of U.S. Shareholders — Redemptions of Common Shares” below for a discussion of when redemptions are dividend equivalent and measures we intend to take to avoid them.). If, however, we qualify as a “publicly offered REIT” (within the meaning of Section 562(c) of the Code) in the future, the preferential dividend rules will cease to apply to us. In addition, the IRS is authorized to provide alternative remedies to cure a failure to comply with the preferential dividend rules, but as of the date hereof, no such authorized procedures have been promulgated.

To the extent that we distribute at least 90%, but less than 100%, of our “REIT taxable income,” as adjusted, we will be subject to tax at ordinary U.S. federal corporate tax rates on the retained portion. In addition, we may elect to retain, rather than distribute, our net long-term capital gains and pay tax on such gains. In this case, we could elect to have our shareholders include their proportionate share of such undistributed long-term capital gains in income and receive a corresponding credit or refund, as the case may be, for their proportionate share of the tax paid by us. Our shareholders would then increase the adjusted basis of their stock in us by the difference between the designated amounts included in their long-term capital gains and the tax deemed paid with respect to their proportionate shares.

If we fail to distribute during each calendar year at least the sum of (1) 85% of our REIT ordinary income for such year, (2) 95% of our REIT capital gain net income for such year and (3) any undistributed taxable income from prior periods, we will be subject to a 4% excise tax on the excess of such required distribution over the sum of (x) the amounts actually distributed (taking into account excess distributions from prior periods) and (y) the amounts of income retained on which we have paid corporate income tax. We intend to continue to make timely distributions so that we are not subject to the 4% excise tax.

It is possible that we, from time to time, may not have sufficient cash from operations to meet the distribution requirements, for example, due to timing differences between the actual receipt of cash and the inclusion of the corresponding items in income by us for U.S. federal income tax purposes prior to receipt of such income in cash or non-deductible expenditures. See “—Gross Income Tests—Phantom Income” above. In the event that such shortfalls occur, to meet our distribution requirements it might be necessary to arrange for short-term, or possibly long-term, borrowings, use cash reserves, liquidate non-cash assets at rates or times that we regard as unfavorable or pay dividends in the form of taxable stock dividends. In the case of a taxable stock dividend, shareholders would be required to include the dividend as income and would be required to satisfy the tax liability associated with the distribution with cash from other sources.

We may be able to rectify a failure to meet the distribution requirements for a year by paying “deficiency dividends” to shareholders in a later year, which may be included in our deduction for dividends paid for the earlier year. In this case, we may be able to avoid losing our qualification as a REIT or being taxed on amounts distributed as deficiency dividends. However, we will be required to pay interest and a penalty based on the amount of any deduction taken for deficiency dividends.

In the event that we undertake a transaction (such as a tax-free merger) in which we succeed to earnings and profits of a taxable corporation, in addition to the distribution requirements above we also must distribute such non-REIT earnings and profits to our shareholders by the close the taxable year of the transaction. Such additional dividends are not deductible against our REIT taxable income. We may be able to rectify a failure to distribute any such non-REIT earnings and profits by making distributions in a later year comparable to deficiency dividends noted above and paying an interest charge.

Liquidating distributions generally will be treated as dividends for purposes of the above rules to the extent of current earnings and profits in the year paid provided we complete our liquidation within 24 months following our adoption of a plan of liquidation. Compliance with this 24 month requirement could require us to sell assets at unattractive prices, distribute unsold assets to a “liquidating trust” for the benefit of our shareholders, or terminate our status as a REIT. The U.S. federal income tax treatment of a beneficial interest in a liquidating trust would vary significantly from the U.S. federal income treatment of ownership of our shares.

Excess Inclusion Income

If we directly or indirectly acquire a residual interest in a REMIC or equity interests in a taxable mortgage pool, a portion of our income from such arrangements may be treated as “excess inclusion income.” See “—Effect of Subsidiary Entities—Taxable Mortgage Pools.” We are required to allocate any excess inclusion income to our shareholders in proportion to their dividends. We would be subject to U.S. corporate tax to the extent of any excess inclusion income from the REMIC residual interest or taxable mortgage pool that is allocable to the percentage of our shares held in record name by “disqualified organizations,” which are generally certain cooperatives, governmental entities and tax-exempt organizations that are exempt from tax on UBTI. Our operating agreement allows us to deduct such taxes from the distributions otherwise payable to the responsible disqualified organizations. Because this tax would be imposed on our Company, however, unless we can recover the tax out of distributions to the disqualified holders, all of our investors, including investors that are not disqualified organizations, would bear a portion of the tax cost associated with the classification of our Company or a portion of our assets as a taxable mortgage pool.

Shareholders who are not disqualified organizations will have to treat our dividends as excess inclusion income to the extent of their allocable shares of our excess inclusion income. This income cannot be offset by net operating losses of our shareholders. If the shareholder is a tax-exempt entity and not a disqualified organization, then this income is fully taxable as UBTI under Section 512 of the Code. If the shareholder is a foreign person, it would be subject to U.S. federal income tax withholding on this income without reduction or exemption pursuant to any otherwise applicable income tax treaty. If the shareholder is a REIT, a regulated investment company, common trust fund or other pass-through entity, the shareholder’s allocable share of our excess inclusion income could be considered excess inclusion income of such entity.

Prohibited Transactions

Net income we derive from a prohibited transaction outside of a TRS is subject to a 100% tax unless the transaction qualifies for a statutory safe harbor discussed below. The term “prohibited transaction” generally includes a sale or other disposition of property (other than foreclosure property) that is held as inventory or primarily for sale to customers, in the ordinary course of a trade or business by a REIT. For purposes of this 100% tax, income earned from a shared appreciation provision in a mortgage loan (see below) is treated as if the REIT sold an interest in the underlying property (thus subjecting such income to 100% tax if we hold the shared appreciation mortgage outside of a TRS and the underlying property is inventory or held for sale). The 100% tax will not apply to gains from the sale of property held through a TRS or other taxable corporations (which are taxed at regular corporate rates). Thus, we intend to conduct our operations so that loans or other assets owned by us (or assets that are the subject of a shared appreciation provision that we own) that are inventory or held primarily for sale to customers in the ordinary course of business are held through a TRS. However, whether property is held as inventory or “primarily for sale to customers in the ordinary course of a trade or business” depends on the particular facts and circumstances, and no assurance can be given that we will be successful in isolating all investments subject to the 100% tax in our TRSs or that we will not engage in prohibited transactions outside of our TRSs. With respect to kickers treated as equity for U.S. federal income tax purposes, as well as any loans treated as equity interests in our borrowers for U.S. federal income tax purposes (see, “—Gross Income Tests—Treatment of Certain Debt Instruments as Equity”), our income from such interests may be income from a prohibited transaction subject to the 100% tax if the underlying real property is treated as held as inventory or primarily for sale to customers.

Foreclosure Property

Foreclosure property is real property and any personal property incident to such real property (1) that is acquired by a REIT as a result of the REIT having bid on the property at foreclosure or having otherwise reduced the property to ownership or possession by agreement or process of law after there was a default (or default was imminent) on a lease of the property or a mortgage loan held by the REIT and secured by the property, (2) for which the related loan or lease was acquired by the REIT at a time when default was not imminent or anticipated and (3) for which such REIT makes a proper election to treat the property as foreclosure property. REITs generally are subject to tax at the highest U.S. federal corporate rate on any net income from foreclosure property, including any gain from the disposition of the foreclosure property, other than income that would otherwise be qualifying income for purposes of the 75% gross income test. Any gain from the sale of property for which a foreclosure property election is in effect will not be subject to the 100% tax on gains from prohibited transactions described above, even if the property would otherwise constitute inventory or property held for sale in the hands of the selling REIT.

Shared Appreciation Mortgages/Equity Participations

In connection with our acquisition and/or origination of loans, we could obtain rights to share in the appreciation of the underlying collateral real property securing the mortgage loan. These participation features may be structured as “shared appreciation provisions” that are in connection with the loan itself or as a severable contingent right on the collateral. The participation features are sometimes referred to as “kickers.” To the extent the shared appreciation provision is in connection with the loan secured by real property, any income derived from the shared appreciation provision will be treated as gain from the sale of the collateral property for REIT income test purposes and for purposes of determining whether such income is income from a prohibited transaction. However, this treatment will not impact the character of the shared appreciation payment as contingent interest for other tax purposes. To the extent a participation feature is structured as a severable contingent right in the collateral property, or otherwise does not meet the definition of “shared appreciation provision,” we may either be treated as owning an equity interest in the collateral property for the REIT income and asset tests or as holding a loan that provides for interest based on net profits, which would not be qualifying income for both the 75% and 95% REIT income tests. We may hold severable contingent rights through a TRS, in which case they will be subject to corporate tax but will not generate non-qualifying income (except to the extent of TRS dividends for the 75% income test) or non-qualifying assets (except to the extent of the additional value in the TRS stock).

Failure to Qualify

In the event that we violate a provision of the Code that would result in our failure to qualify as a REIT, we may nevertheless continue to qualify as a REIT under specified relief provisions available to us to avoid such disqualification if (i) the violation is due to reasonable cause and not due to willful neglect, (ii) we pay a penalty of $50,000 for each failure to satisfy a requirement for qualification as a REIT and (iii) the violation does not include a violation under the gross income or asset tests described above (for which other specified relief provisions are available). This cure provision reduces the instances that could lead to our disqualification as a REIT for violations due to reasonable cause. If we fail to qualify for taxation as a REIT in any taxable year and none of the relief provisions of the Code apply, we will be subject to U.S. federal corporate income tax. Distributions to our shareholders in any year in which we are not a REIT will not be deductible by us, nor will they be required to be made. In this situation, to the extent of current or accumulated earnings and profits, and, subject to limitations of the Code, distributions to our shareholders will generally be taxable as qualified dividend income. Subject to certain limitations, dividends in the hands of our corporate U.S. shareholders may be eligible for the dividends received deduction. Unless we are entitled to relief under the specific statutory provisions, we will also be disqualified from re-electing to be taxed as a REIT for the four taxable years following a year during which qualification was lost. It is not possible to state whether, in all circumstances, we will be entitled to statutory relief.

Taxation of Taxable U.S. Shareholders

This section summarizes the taxation of U.S. shareholders that are not tax exempt organizations.

Distributions

Provided that we qualify as a REIT, distributions made to our taxable U.S. shareholders out of our current or accumulated earnings and profits, and not designated as capital gain dividends, will generally be taken into account by them as ordinary dividend income and will not be eligible for the dividends received deduction for corporations. Dividends received from REITs are generally not eligible to be taxed at the preferential qualified dividend income tax rate applicable to individual U.S. shareholders who receive dividends from taxable subchapter C corporations. However, for taxable years before January 1, 2026, non-corporate U.S. shareholders may deduct 20% of “qualified REIT dividends”. Qualified REIT dividends eligible for this deduction generally will include our dividends received by a non-corporate U.S. shareholder that we do not designate as capital gain dividends and that are not qualified dividend income. If we fail to qualify as a REIT, such shareholders may not claim this deduction with respect to dividends paid by us. As discussed above, if we realize excess inclusion income from a residual interest in REMIC or a taxable mortgage pool and allocate such excess inclusion income to a taxable U.S. shareholder, that income cannot be offset by net operating losses of such shareholder.

Distributions from us that are designated as capital gain dividends will be taxed to U.S. shareholders as long-term capital gains, to the extent that they do not exceed our actual net capital gain for the taxable year, without regard to the period for which the U.S. shareholder has held our common shares. To the extent that we elect under the applicable provisions of the Code to retain our net capital gains, U.S. shareholders will be treated as having received, for U.S. federal income tax purposes, our undistributed capital gains as well as a corresponding credit or refund, as the case may be, for taxes paid by us on such retained capital gains. U.S. shareholders will increase their adjusted tax basis in our common shares by the difference between their allocable share of such retained capital gain and their share of the tax paid by us. Corporate U.S. shareholders may be required to treat up to 20% of some capital gain dividends as ordinary income. Long-term capital gains are generally taxable at maximum U.S. federal rates of 20% in the case of U.S. shareholders who are individuals and 21% for corporations. Capital gains attributable to the sale of depreciable real property held for more than 12 months generally are subject to a 25% maximum U.S. federal income tax rate for U.S. shareholders who are individuals, to the extent of previously claimed depreciation deductions.

Distributions from us in excess of our current or accumulated earnings and profits will not be taxable to a U.S. shareholder to the extent that they do not exceed the adjusted tax basis of the U.S. shareholder’s common shares in respect of which the distributions were made, but rather will reduce the adjusted tax basis of these shares. To the extent that such distributions exceed the adjusted tax basis of a U.S. shareholder’s common shares, they will be treated as gain from the disposition of the shares and thus will be included in income as long-term capital gain, or short-term capital gain if the shares have been held for one year or less.

To the extent that we have available net operating losses and capital losses carried forward from prior tax years, such losses, subject to limitations, may reduce the amount of distributions that must be made in order to comply with the REIT distribution requirements. See “—Taxation of Our Company” and “—Annual Distribution Requirements.” Such losses, however, are not passed through to U.S. shareholders and do not offset income of U.S. shareholders from other sources, nor do they affect the character of any distributions that are actually made by us.

Dispositions of Our Common Shares

In general, capital gains recognized by individuals and other non-corporate U.S. shareholders upon the sale or disposition of our common shares will be subject to tax at capital gains rates, if such shares were held for more than one year, and will be taxed at ordinary income tax rates if such shares were held for one year or less. Gains recognized by U.S. shareholders that are corporations are subject to U.S. federal corporate income tax, whether or not classified as long-term capital gains.

Capital losses recognized by a U.S. shareholder upon the disposition of our common shares held for more than one year at the time of disposition will be considered long-term capital losses (or short-term capital losses if the shares have not been held for more than one year), and are generally available only to offset capital gain income of the U.S. shareholder but not ordinary income (except in the case of individuals, who may offset up to $3,000 of ordinary income each year). In addition, any loss upon a sale or exchange of our common shares by a U.S. shareholder who has held the shares for six months or less, after applying holding period rules, will be treated as a long-term capital loss to the extent of distributions received from us that were required to be treated by the U.S. shareholder as long-term capital gain.

Redemptions of Common Shares

A redemption of shares will be treated under Section 302 of the Code as a taxable distribution unless the redemption satisfies one of the tests set forth in Section 302(b) of the Code enabling the redemption to be treated as a sale or exchange of the redeemed shares. A redemption that is not treated as a sale or exchange will be taxed in the same manner as regular distributions (e.g., ordinary dividend income to the extent paid out of earnings and profits unless properly designated as a capital gain dividend), and a redemption treated as a sale or exchange will be taxed in the same manner as other taxable sales discussed above.

The redemption will be treated as a sale or exchange if it (i) is “substantially disproportionate” with respect to the shareholder, (ii) results in a “complete termination” of the shareholder’s interest in us, or (iii) is “not essentially equivalent to a dividend” with respect to the shareholder, all within the meaning of Section 302(b) of the Code. In determining whether any of these tests have been met, shares considered to be owned by the shareholder by reason of certain constructive ownership rules set forth in the Code, as well as shares actually owned, must generally be taken into account. Because the determination as to whether any of the alternative tests of Section 302(b) of the Code is satisfied with respect to any particular redemption will depend upon the facts and circumstances as of the time the determination is made and the constructive ownership rules are complicated, prospective shareholders are advised to consult their tax advisers to determine such tax treatment.

If a redemption of shares is treated as a distribution that is taxable as a dividend, the amount of the distribution would be measured by the amount of cash and the fair market value of the property received by the redeeming shareholder. In addition, although guidance is sparse, the IRS could take the position that shareholders who do not participate in any redemption treated as a dividend should be treated as receiving a constructive stock distribution taxable as a dividend in the amount of the increased percentage ownership in us as a result of the redemption, even though such shareholder did not actually receive cash or other property as a result of such redemption. The amount of any such constructive dividend would be added to the nonredeeming shareholder’s basis in his shares. It also is possible that under certain technical rules relating to the deduction for dividends paid, the IRS could take the position that redemptions taxed as dividends impair our ability to satisfy our distribution requirements under the Code. To avoid certain issues related to our ability to comply with the REIT distribution requirements (see “— Qualification as a REIT — Annual Distribution Requirements”), we have implemented procedures designed to track our shareholders’ percentage interests in our common shares and identify any such dividend equivalent redemptions, and we will decline to effect a redemption to the extent that we believe that it would constitute a dividend equivalent redemption. However, we cannot assure you that we will be successful in preventing all dividend equivalent redemptions.

Liquidating Distributions

Once we have adopted (or are deemed to have adopted) a plan of liquidation for U.S. federal income tax purposes, liquidating distributions received by a U.S. shareholder with respect to our common shares will be treated first as a recovery of the shareholder’s basis in the shares (computed separately for each block of shares) and thereafter as gain from the disposition of our common shares. In general, the U.S. federal income tax rules applicable to REITs likely will require us to complete our liquidation within 24 months following our adoption of a plan of liquidation. Compliance with this 24 month requirement could require us to distribute unsold assets to a “liquidating trust. ” Each shareholder would be treated as receiving a liquidating distribution equal to the value of the liquidating trust interests received by the shareholder. The U.S. federal income tax treatment of ownership an interest in any such liquidating trust would differ materially from the U.S. federal income tax treatment of an investment in our shares.

Medicare Tax on Unearned Income

U.S. shareholders that are individuals, estates or trusts may be required to pay an additional 3.8% tax on, among other things, dividends on our common shares (without regard to the 20% deduction on ordinary REIT dividends) and capital gains from the sale or other disposition of stock. U.S. shareholders should consult their tax advisors regarding the effect, if any, of these rules on their ownership and disposition of our common shares.

Treatment of Tax-Exempt U.S. Shareholders

U.S. tax-exempt entities, including qualified employee pension and profit sharing trusts and individual retirement accounts, generally are exempt from U.S. federal income taxation. However, they are subject to taxation on their UBTI. While many investments in real estate may generate UBTI, the IRS has ruled that regular distributions from a REIT to a tax-exempt entity do not constitute UBTI. Based on that ruling, and provided that (1) a tax-exempt U.S. shareholder has not held our common shares as “debt financed property” within the meaning of the Code (that is, where the acquisition or holding of the property is financed through a borrowing by the tax exempt shareholder) and (2) we do not hold REMIC residual interests or interests in a taxable mortgage pool that gives rise to “excess inclusion income,” distributions from us and income from the sale of our common shares generally should not give rise to UBTI to a tax-exempt U.S. shareholder. Excess inclusion income from REMIC residual interests or interests in a taxable mortgage pool, if any, that we allocate to a tax-exempt U.S. shareholder will be treated as UBTI (or, in the case of a disqualified organization, taxable to us).

Tax-exempt U.S. shareholders that are social clubs, voluntary employee benefit associations, or supplemental unemployment benefit trust plans exempt from U.S. federal income taxation under Sections 501(c)(7), (c)(9), or (c)(17) of the Code, respectively, are subject to different UBTI rules, which generally will require them to characterize distributions from us as UBTI.

A pension trust (1) that is described in Section 401(a) of the Code, (2) is tax-exempt under Section 501(a) of the Code, and (3) that owns more than 10% of our common shares could be required to treat a percentage of the dividends from us as UBTI if we are a “pension-held REIT.” We will not be a pension-held REIT unless (1) either (A) one pension trust owns more than 25% of the value of our common shares, or (B) a group of pension trusts, each individually holding more than 10% of the value of our common shares, collectively owns more than 50% of such common shares; and (2) we would not have satisfied the 5/50 Test but for a special rule that permits us to “look-through” such trusts to the ultimate beneficial owners of such trusts in applying the 5/50 Test.

In general, the U.S. federal income tax rules applicable to REITs will require us to complete our liquidation within 24 months following our adoption of a plan of liquidation. Compliance with this 24 month requirement could require us to distribute unsold assets to a liquidating trust. The U.S. federal income tax treatment of ownership an interest in any such liquidating trust would differ materially from the U.S. federal income tax treatment of an investment in our common shares, including the potential incurrence of income treated as UBTI.

Tax-exempt U.S. shareholders are urged to consult their tax advisors regarding the U.S. federal, state, local and non-U.S. tax consequences of owning our common shares.

U.S. Taxation of Non-U.S. Shareholders

General

In general, non-U.S. shareholders are not considered to be engaged in a U.S. trade or business solely as a result of their ownership of our common shares. In cases where a non-U.S. shareholder’s investment in our common shares is, or is treated as, effectively connected with the non-U.S. shareholder’s conduct of a U.S. trade or business, dividend income received in respect of our common shares and gain from the sale of our common shares generally will be “income effectively connected to a U.S. trade of business” (“ECI”) subject to U.S. federal income tax at graduated rates in the same manner as if the non-U.S. shareholder were a U.S. shareholder, and such dividend income may also be subject to the 30% branch profits tax (subject to possible reduction under a treaty) on the income after the application of the income tax in the case of a non-U.S. shareholder that is a corporation. Additionally, non-U.S. shareholders that are nonresident alien individuals who are present in the U.S. for 183 days or more during the taxable year (or that are otherwise treated as U.S. residents under the substantial presence test) and have a “tax home” in the U.S. are subject to a 30% withholding tax on their capital gains. The remaining discussion below assumes the dividends and gain generated in respect of our common shares is not effectively connected to a U.S. trade or business of the non-U.S. shareholder and that the non-U.S. shareholder is not present in the U.S. for more than 183 days during any taxable year or otherwise treated as a U.S. resident.

FIRPTA

Under the Foreign Investment in Real Property Tax Act (“FIRPTA”), gains from U.S. real property interests (“USRPIs”) are generally treated as ECI subject to U.S. federal income tax at graduated rates in the same manner as if the non-U.S. shareholder were a U.S. shareholder (and potentially branch profits tax to non-U.S. corporations), and will generate return filing obligations in the United States for such non-U.S. shareholders. USRPIs for purposes of FIRPTA generally include interests in real property located in the United States and loans that provide the lender with a participation in the profits, gains, appreciation (or similar arrangements) of real property located in the United States. Loans secured by real property located in the United States that do not provide the lender with a participation in profits, gains, appreciation (or similar arrangements) of the real property are generally not treated as USRPIs.

In addition, stock of a domestic corporation (including a REIT such as us) will be a USRPI if at least 50% of its real property assets and assets used in a trade or business are USRPIs at any time during a prescribed testing period. USRPIs may exceed 50% of our assets. Notwithstanding the foregoing rule, our common shares will not be a USRPI (i) if we are “domestically-controlled”, or (ii) with respect to a selling non-U.S. shareholder if the shares sold are of a class that is regularly traded on an established securities market and the selling non-U.S. shareholder owned, actually or constructively, 10% or less of our outstanding stock of that class at all times during a specified testing period (generally the lesser of the five year period ending on the date of disposition or the period of our existence) .. Special rules apply with respect to a selling non-U.S. shareholder that is a “qualified shareholder” (as described below) or a “qualified foreign pension fund” (as described below).

A domestically controlled REIT is a REIT in which, at all times during a specified testing period (generally the lesser of the five year period ending on the date of disposition of the REIT’s common shares or the period of the REIT’s existence), less than 50% in value of its outstanding common shares is held directly or indirectly by foreign persons.

Our shares are not currently traded on an established securities market, and we have no current intent to list our shares for trading. We also cannot assure you that we will be domestically-controlled at all times in the future. Thus, we cannot assure you that our common shares are not or will not become USRPIs in the future.

Ordinary Dividends

The portion of dividends received by non-U.S. shareholders payable out of our earnings and profits that are not attributable to gains from sales or exchanges of USRPIs, and that we do not designate as a capital gains dividend, will generally be subject to U.S. federal withholding tax at the rate of 30%, unless reduced or eliminated by an applicable income tax treaty. Under some treaties, however, lower rates generally applicable to dividends do not apply to dividends from REITs (or are not as favorable for REIT dividends as compared to non-REITs). In addition, any portion of the dividends paid to non-U.S. shareholders that are treated as excess inclusion income from REMIC residual interests or interests in a taxable mortgage pool will not be eligible for exemption from the 30% withholding tax or a reduced treaty rate.

Non-Dividend Distributions

A non-U.S. shareholder should not incur tax on a distribution not attributable to gain from our sale or exchange of a USRPI and in excess of our current and accumulated earnings and profits if the excess portion of the distribution does not exceed the adjusted basis of its common shares. Instead, the excess portion of the distribution will reduce the adjusted basis of its common shares . A non-U.S. shareholder generally will not be subject to U.S. federal income tax on a distribution that exceeds both our current and accumulated earnings and profits and the adjusted basis of its stock unless our common shares constitute USRPIs and no other exception applies to the selling non-U.S. shareholder. If our common shares are USRPIs, and no other exception applies to the selling non-U.S. shareholder, distributions in excess of both our earnings and the non-U.S. shareholder’s basis in our common shares will be treated as ECI subject to U.S. federal income tax. Regardless of whether the distribution exceeds basis, we will be required to withhold 15% of any distributions to non-U.S. shareholders in excess of our current year and accumulated earnings (i.e., including distributions that represent a return of the non-U.S. shareholder’s tax basis in our common shares). The withheld amounts will be credited against any U.S. tax liability of the non-U.S. shareholder, and may be refundable to the extent such withheld amounts exceed the shareholder’s actual U.S. federal income tax liability. Even in the event our common shares are not USRPIs, we may choose to withhold on the entire amount of any distribution at the same rate as we would withhold on a dividend because we may not be able to determine at the time we make a distribution whether or not the distribution will exceed our current and accumulated earnings and profits. However, a non-U.S. shareholder may obtain a refund of amounts that we withhold if we later determine that a distribution in fact exceeded our current and accumulated earnings and profits, to the extent such withheld amounts exceed the shareholder’s actual U.S. federal income tax liability.

Capital Gain Dividends and Distributions of FIRPTA Gains

Subject to the exceptions that may apply if our common shares are regularly traded on an established securities market and the special rules for a non-U.S. shareholder that is a “qualified shareholder” or a “qualified foreign pension fund,” each as described below, under a FIRPTA “look-through” rule, any of our distributions to non-U.S. shareholders of gain attributable to the sale of a USRPI will be treated as ECI and subject to the 21% FIRPTA withholding regardless of whether our common shares constitute a USRPI. Amounts treated as ECI under the look-through rule may also be subject to the 30% branch profits tax (subject to possible reduction under a treaty), after the application of the income tax to such ECI, in the case of a non-U.S. shareholder that is a corporation. In addition, we will be required to withhold tax at the highest U.S. federal corporate income tax rate on the maximum amount that could have been designated as capital gains dividends. Capital gain dividends received by a non-U.S. shareholder that are attributable to dispositions of our assets other than USRPIs are not subject to U.S. federal income tax. This FIRPTA look through rule also applies to distributions in redemption of shares and liquidating distributions, to the extent they represent distributions of gain attributable to the sale of a USRPI.

A distribution that would otherwise have been treated as gain from the sale of a USRPI under the FIRPTA look-through rule will not be treated as ECI, and instead will be treated as otherwise described herein without regard to the FIRPTA look-through rule, if (1) the distribution is received with respect to a class of stock that is regularly traded on an established securities market located in the United States, and (2) the recipient non-U.S. shareholder does not own more than 10% of that class of stock at any time during the one-year period ending on the date on which the distribution is received. We currently are not publicly traded and such rules will not apply unless and until our common shares become “regularly traded” on an established securities exchange in the future.

Dispositions of Our Common Shares

A sale of our common shares by a non-U.S. shareholder generally will not be subject to U.S. federal income tax unless our shares are a USRPI. Subject to the exceptions that may apply if our common shares were regularly traded on an established securities market (as described above), if our shares are a USRPI, gain from the sale of our shares would be ECI to the non-U.S. shareholder unless such non-U.S. shareholder were a qualified shareholder or qualified foreign pension fund, each as described below. If our shares are not a USRPI, gain from the sale of our shares would not be subject to U.S. federal income tax.

To the extent our common shares are held directly (or indirectly through one or more partnerships) by a “qualified shareholder”, our common shares will not be treated as a USRPI. Thus, gain from the sale or exchange of our shares including any distributions treated as gain recognized from the sale or exchange of our common shares) will not be subject to tax unless such gain is treated as effectively connected with the qualified shareholder’s conduct of a U.S. trade or business.  Further, to the extent such treatment applies, any distribution to such shareholder will not be treated as gain recognized from the sale or exchange of a USRPI (and capital gain dividends and non-dividend distributions to such shareholder may be treated as ordinary dividends). For these purposes, a qualified shareholder is generally a non-U.S. shareholder that (i)(A) is eligible for treaty benefits under an income tax treaty with the United States that includes an exchange of information program, and the principal class of interests of which is listed and regularly traded on one or more stock exchanges as defined by the treaty, or (B) is a foreign limited partnership organized in a jurisdiction with an exchange of information agreement with the United States and that has a class of regularly traded limited partnership units (having a value greater than 50% of the value of all partnership units) on the New York Stock Exchange or Nasdaq, (ii) is a “qualified collective investment vehicle” (within the meaning of Section 897(k)(3)(B) of the Code) and (iii) maintains records of persons holding 5% or more of the class of interests described in clauses (i)(A) or (i)(B) above. However, in the case of a qualified shareholder having one or more “applicable investors”, the exception described in the first sentence of this paragraph will not apply to the applicable percentage of the qualified shareholder’s common shares (with “applicable percentage” generally meaning the percentage of the value of the interests in the qualified shareholder held by applicable investors after applying certain constructive ownership rules). The applicable percentage of the amount realized by a qualified shareholder on the disposition of our common shares or with respect to a distribution from us attributable to gain from the sale or exchange of a USRPI will be treated as amounts realized from the disposition of USRPI. Such treatment will also apply to applicable investors in respect of distributions treated as a sale or exchange of our shares with respect to a qualified shareholder. For these purposes, an “applicable investor” is a person (other than a qualified shareholder) who generally holds an interest in the qualified shareholder and holds more than 10% of our common shares applying certain constructive ownership rules.

For FIRPTA purposes, neither a “qualified foreign pension fund” (as defined below) nor a “qualified controlled entity” (as defined below) will be treated as a non-U.S. shareholder. Accordingly, the U.S. federal income tax treatment of ordinary dividends received by qualified foreign pension funds and qualified controlled entities will be determined without regard to the FIRPTA rules discussed above, and their gain from the sale or exchange of our stock, as well as our capital gain dividends and distributions treated as gain from the sale or exchange of our stock, will not be subject to U.S. federal income tax unless such gain is treated as effectively connected with the qualified foreign pension fund’s (or the qualified controlled entity’s) conduct of a U.S. trade or business. A “qualified foreign pension fund” is an organization or arrangement (i) created or organized under the laws of a foreign country, (ii) established to provide retirement or pension benefits to current or former employees (including self-employed individuals) or their designees by either (A) a foreign country (or one or more political subdivision thereof) as a result of services rendered by such employees to their employers, or (B) one or more employers in consideration for services rendered by such employees to such employers, (iii) which does not have a single participant or beneficiary that has a right to more than 5% of its assets or income, (iv) which is subject to government regulation and with respect to which annual information about its beneficiaries is provided, or is otherwise available, to relevant local tax authorities in the country in which it is established or operates and (v) with respect to which, under its local laws, (A) contributions that would otherwise be subject to tax are deductible or excluded from its gross income or taxed at a reduced rate, or (B) taxation of its investment income is deferred, or such income is excluded from its gross income or taxed at a reduced rate. Under Treasury Regulations, a “qualified controlled entity” also is not treated as a foreign person for purposes of FIRPTA. A qualified controlled entity generally includes a trust or corporation organized under the laws of a foreign country all of the interests of which are held by one or more qualified foreign pension funds either directly or indirectly through one or more qualified controlled entities. Treasury Regulations also provide that a foreign partnership all of the interests of which are held by “qualified holders” (i.e., qualified foreign pension funds and/or qualified controlled entities), including through one or more partnerships, may certify its status as such and will not be treated as a foreign person for purposes of withholding under Code Section 1445 (and Code Section 1446, as applicable).

Redemptions and Liquidating Distributions

A redemption of shares by a non-U.S. shareholder will be treated as a regular distribution or as a sale or exchange of the redeemed shares under the same rules of Section 302 of the Code that apply to U.S. shareholders and which are discussed above under “Taxation of Taxable U.S. Shareholders—Redemptions of Common Shares.” Subject to the FIRPTA look-through rule, (i) if our shares are a USRPI, gain from a redemption treated as a sale or exchange of our shares would be ECI to the non-U.S. shareholder unless such non-U.S. shareholder were a qualified shareholder or qualified foreign pension fund, as described above, and (ii) if our shares are not a USRPI, gain from a redemption treated as a sale or exchange of our shares would not be subject to U.S. federal income tax.

Once we have adopted (or are deemed to have adopted) a plan of liquidation for U.S. federal income tax purposes, liquidating distributions received by a non-U.S. shareholder with respect to our common shares will be treated first as a recovery of the shareholder’s basis in the shares (computed separately for each block of shares) and thereafter as gain from the disposition of our common shares. Subject to the FIRPTA look-through rule, (i) if our shares are a USRPI, gain from a liquidating distribution with respect to our shares would be ECI to the non-U.S. shareholder unless such non-U.S. shareholder were a qualified shareholder or qualified foreign pension fund, as described above, and (ii) if our shares are not a USRPI, gain from a liquidating distribution with respect to our shares would not be subject to U.S. federal income tax. In general, the U.S. federal income tax rules applicable to REITs will require us to complete our liquidation within 24 months following our adoption of a plan of liquidation. Compliance with this 24 month requirement could require us to distribute unsold assets to a “liquidating trust. ” The U.S. federal income tax treatment of ownership an interest in any such liquidating trust would differ materially from the U.S. federal income tax treatment of an investment in our common shares, including the potential incurrence of income treated as ECI and the likely requirement to file U.S. federal income tax returns.

The IRS takes the view that under the FIRPTA look-through rule, but subject to the exceptions described above that may apply to a holder of no more than 10% of our common shares if our common shares are regularly traded on an established securities market, to a qualified shareholder or to a qualified foreign pension fund, distributions in redemption of our common shares and liquidating distributions to non-U.S. shareholders will be treated as ECI and subject to withholding at the highest U.S. federal corporate income tax rate, and also potentially subject to branch profits tax in the case of corporate non-U.S. shareholders, to the extent that the distributions are attributable to gain from the sale of a USRPI, regardless of whether our common shares are USRPIs and regardless of whether the distribution is otherwise treated as a sale or exchange.

Backup Withholding and Information Reporting

We report to our U.S. shareholders and the IRS the amount of dividends paid during each calendar year and the amount of any tax withheld. Under the backup withholding rules, a U.S. shareholder may be subject to backup withholding with respect to dividends paid unless the holder is a corporation or comes within other exempt categories and, when required, demonstrates this fact or provides a taxpayer identification number or social security number, certifies as to no loss of exemption from backup withholding and otherwise complies with applicable requirements of the backup withholding rules. A U.S. shareholder that does not provide his or her correct taxpayer identification number or social security number may also be subject to penalties imposed by the IRS. Backup withholding is not an additional tax. In addition, we may be required to withhold a portion of dividends or capital gain distribution to any U.S. shareholder who fails to certify their non-foreign status.

We must report annually to the IRS and to each non-U.S. shareholder the amount of dividends paid to such holder and the tax withheld with respect to such dividends, regardless of whether withholding was required. Copies of the information returns reporting such dividends and withholding may also be made available to the tax authorities in the country in which the non-U.S. shareholder resides under the provisions of an applicable income tax treaty. A non-U.S. shareholder may be subject to backup withholding unless applicable certification requirements are met.

Payment of the proceeds of a sale of our common shares within the United States is subject to both backup withholding and information reporting unless the beneficial owner certifies under penalties of perjury that it is a non-U.S. shareholder (and the payor does not have actual knowledge or reason to know that the beneficial owner is a U.S. person) or the holder otherwise establishes an exemption. Payment of the proceeds of a sale of our common shares conducted through certain U.S. related financial intermediaries is subject to information reporting (but not backup withholding) unless the financial intermediary has documentary evidence in its records that the beneficial owner is a non-U.S. shareholder and specified conditions are met or an exemption is otherwise established.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against such holder’s U.S. federal income tax liability provided the required information is timely furnished to the IRS.

Foreign Accounts and FATCA

Federal legislation commonly referred to as “FATCA” currently imposes withholding taxes on certain U.S. source passive payments to “foreign financial institutions” and certain other non-U.S. entities. Under this legislation, the failure to comply with additional certification, information reporting and other specified requirements could result in withholding tax being imposed on payments of dividends to U.S. shareholders who own our common shares through foreign accounts or foreign intermediaries and certain non-U.S. shareholders. The legislation imposes a 30% withholding tax on dividends on our common shares paid to a foreign financial institution or to a foreign entity other than a financial institution, unless (i) the foreign financial institution undertakes certain diligence and reporting obligations or (ii) the foreign entity is not a financial institution and either certifies it does not have any substantial U.S. owners or furnishes identifying information regarding each substantial U.S. owner. If the payee is a foreign financial institution (that is not otherwise exempt), it must either (1) enter into an agreement with the U.S. Treasury Department requiring, among other things, that it undertake to identify accounts held by certain U.S. persons or U.S.-owned foreign entities, annually report certain information about such accounts, and withhold 30% on payments to account holders whose actions prevent it from complying with these reporting and other requirements or (2) in the case of a foreign financial institution that is resident in a jurisdiction that has entered into an intergovernmental agreement to implement FATCA, comply with the revised diligence and reporting obligations of such intergovernmental agreement. Prospective investors should consult their tax advisors regarding this legislation.

State, Local and Non-U.S. Taxes

We and our shareholders may be subject to state, local or non-U.S. taxation in various jurisdictions, including those in which it or they transact business, own property or reside. The state, local or non-U.S. tax treatment of us and our shareholders may not conform to the U.S. federal income tax treatment discussed above. Any non-U.S. taxes incurred by us would not pass through to shareholders as a credit against their U.S. federal income tax liability. Prospective shareholders should consult their tax advisors regarding the application and effect of state, local and non-U.S. income and other tax laws on an investment in our common shares.

Legislative or Other Actions Affecting REITs

The rules dealing with U.S. federal income taxation are constantly under review by persons involved in the legislative process and by the IRS and the U.S. Department of the Treasury. No assurance can be given as to whether, when, or in what form, U.S. federal income tax laws applicable to us and our shareholders may be enacted. Changes to the U.S. federal income tax laws and interpretations of U.S. federal income tax laws could adversely affect an investment in our common shares.

RETIREMENT PLAN CONSIDERATIONS

ERISA Plans

Entities subject to the provisions of ERISA (“ERISA Plans”), are prohibited from investing in our common Shares. In the event that any Shares are acquired by an ERISA Plan, such acquisition will be retroactively null, void, and of no effect, and such ERISA Plans will acquire no rights in such Shares.

Non-ERISA Plans

Section 4975 of the Code prohibits certain transactions involving the assets of IRAs that are not part of a plan that is subject to the provisions of Title I of ERISA, Keogh Plans whose only participants are the sole proprietor, partners and/or the spouses of any of the foregoing and therefore not subject to the provisions of Title I of ERISA, and corporate plans that are wholly owned by a single person and/or their spouse and whose sole participants are the sole shareholder and/or their spouse (collectively, “Non-ERISA Plans”), and certain persons (referred to as “disqualified persons”) having certain relationships to such Non-ERISA Plans, unless a statutory or administrative exemption is applicable to the transaction. A disqualified person who engages in a non-exempt prohibited transaction may be subject to non-deductible excise taxes under Section 4975 of the Code, and the transaction might have to be rescinded.

A Non-ERISA Plan that proposes to invest in our common Shares may already maintain a relationship with the Manager or one or more of its affiliates, as a result of which the Manager or such affiliate may be a “disqualified person” under the Code with respect to such Non-ERISA Plan (e.g., if the Manager or such affiliate provides investment management, investment advisory or other services to that Non-ERISA Plan). The Code prohibits the assets of a Non-ERISA Plan from being used for the benefit of a disqualified person. This prohibition is not triggered by “incidental” benefits to a disqualified person that result from a transaction involving the Non-ERISA Plan that is motivated solely by the interests of the Non-ERISA Plan. The Code also prohibits a fiduciary from using its position to cause the Non-ERISA Plan to make an investment from which the fiduciary, its affiliates or certain parties in which the fiduciary has an interest would receive a fee or other consideration or benefit. In this circumstance, Non-ERISA Plans that propose to invest in our common Shares should consult with their counsel to determine whether an investment in our common Shares would result in a transaction that is prohibited by Section 4975 of the Code. If our assets were considered to be assets of a Non-ERISA Plan (referred to herein as “Plan Assets”), the operation of the Company could become subject to the restrictions of the prohibited transaction rules of Section 4975 of the Code.

The Department of Labor has promulgated a final regulation, 29 C.F.R. § 2510.3-101 (the “Plan Assets Regulation”), describing what constitutes the assets of a Non-ERISA Plan with respect to the Non-ERISA Plan’s investment in an entity for purposes of applying the prohibited transaction provisions of Section 4975 of the Code.

Under the Plan Assets Regulation, if a Non-ERISA Plan invests in an “equity interest” of an entity (which is defined as an interest in an entity other than an instrument that is treated as indebtedness under applicable local law and which has no substantial equity features), then the Non-ERISA Plan’s assets include both the equity interest and an undivided interest in each of the entity’s underlying assets, unless the entity satisfies one of the exceptions to this general rule. Generally, the exceptions require that the investment in the entity be one of the following:

●	in securities issued by an investment company registered under the Investment Company Act;

●	in “publicly offered securities,” defined generally as interests that are “freely transferable,” “widely held” and registered with the SEC;

●	in an “operating company” which includes “venture capital operating companies” and “real estate operating companies;” or

●	in which equity participation by “benefit plan investors” is not significant.

The Shares will constitute an “equity interest” for purposes of the Plan Assets Regulation, and the Shares may not constitute “publicly offered securities” for purposes of the Plan Assets Regulation. In addition, the Shares will not be registered under the Investment Company Act.

The 25% Limit

Under the Plan Assets Regulation, and assuming no other exception applies, an entity’s assets would be deemed to include “plan assets” subject Section 4975 of the Code on any date if, immediately after the most recent acquisition of any equity interest in the entity, 25% or more of the value of any class of equity interests in the entity is held by “benefit plan investors” (the “25% Limit”). For purposes of this determination, the value of equity interests held by a person (other than a benefit plan investor) that has discretionary authority or control with respect to the assets of the entity or that provides investment advice for a fee with respect to such assets (or any affiliate of such a person) is disregarded. The term “benefit plan investor” is defined in the Plan Assets Regulation as (a) any employee benefit plan (as defined in Section 3(3) of ERISA) that is subject to the provisions of Title I of ERISA, (b) any plan that is subject to Section 4975 of the Code or (c) any entity whose underlying assets include plan assets by reason of a plan’s investment in the entity (to the extent of such plan’s investment in the entity). Thus, while our assets would not be considered to be “plan assets” for purposes of Section 4975 of the Code so long as the 25% Limit is not exceeded, no assurance can be given that the 25% Limit will not be exceeded. The Operating Agreement provides that if benefit plan investors exceed the 25% Limit, we may redeem their interests at a price equal to the then current NAV Per Share. We intend to rely on this aspect of the Plan Assets Regulation.

Operating Companies

Under the Plan Assets Regulation, an entity is an “operating company” if it is primarily engaged, directly or through a majority-owned subsidiary or subsidiaries, in the production or sale of a product or service other than the investment of capital. In addition, the Plan Assets Regulation provides that the term operating company includes an entity qualifying as a real estate operating company (“REOC”) or a venture capital operating company (“VCOC”). An entity is a REOC if: (i) on its “initial valuation date and on at least one day within each annual valuation period,” at least 50% of the entity’s assets, valued at cost (other than short-term investments pending long-term commitment or distribution to investors) are invested in real estate that is managed or developed and with respect to which such entity has the right to substantially participate directly in management or development activities; and (ii) such entity in the ordinary course of its business is engaged directly in the management and development of real estate during the 12-month period. The “initial valuation date” is the date on which an entity first makes an investment that is not a short-term investment of funds pending long-term commitment. An entity’s “annual valuation period” is a pre-established period not exceeding 90 days in duration, which begins no later than the anniversary of the entity’s initial valuation date. Certain examples in the Plan Assets Regulation clarify that the management and development activities of an entity looking to qualify as a REOC may be carried out by independent contractors (including, in the case of a partnership, affiliates of the general partner) under the supervision of the entity. An entity will qualify as a VCOC if (i) on its initial valuation date and on at least one day during each annual valuation period, at least 50% of the entity’s assets, valued at cost, consist of “venture capital investments,” and (ii) the entity, in the ordinary course of business, actually exercises management rights with respect to one or more of its venture capital investments. The Plan Assets Regulation defines the term “venture capital investments” as investments in an operating company (other than a VCOC) with respect to which the investor obtains management rights.

If the 25% Limit is exceeded and we do not exercise our right to redeem benefit plan investors as described above, we may try to operate in a manner that will enable us to qualify as a VCOC or a REOC or to meet such other exception as may be available to prevent our assets from being treated as assets of any investing Non-ERISA Plan for purposes of the Plan Assets Regulation. Accordingly, we believe, on the basis of the Plan Assets Regulation, that our underlying assets should not constitute “plan assets” for purposes of Section 4975 of the Code. However, no assurance can be given that this will be the case.

If our assets are deemed to constitute “plan assets” under Section 4975 of the Code, certain of the transactions in which we might normally engage could constitute a non-exempt “prohibited transaction” under Section 4975 of the Code. In such circumstances, in our sole discretion, we may void or undo any such prohibited transaction, and we may require each investor that is a “benefit plan investor” to redeem their Shares upon terms that we consider appropriate. In addition, if our assets are deemed to be “plan assets”, any person exercising authority or control over the management or disposition of our assets would be a fiduciary under Section 4975 of the Code.

Prospective investors that are subject to the provisions of Section 4975 of the Code should consult with their counsel and advisors as to the provisions of Section 4975 of the Code relevant to an investment in our common Shares.

Shares sold by us may be purchased or owned by investors who are investing assets of a Non-ERISA Plan. Our acceptance of an investment by a Non-ERISA Plan should not be considered to be a determination or representation by us or any of our respective affiliates that such an investment meets all relevant legal requirements with respect to investments by Non-ERISA Plans generally or any particular Non-ERISA Plan, or that such an investment is appropriate for Non-ERISA Plans generally or any particular Non-ERISA Plan. In consultation with its advisors, each prospective Non-ERISA Plan investor should carefully consider whether an investment in our company is appropriate for, and permissible under, the terms of the Non-ERISA Plan’s governing documents.

None of the Company, the Manager or its affiliates is undertaking to provide impartial investment advice or to give advice in a fiduciary capacity in connection with the offering or purchase of our Shares, and no information provided by the foregoing in connection with such offering or purchase shall be viewed or relied upon as advice or a recommendation to invest in the Company. The Company, the Manager and certain of their affiliates have financial interests associated with the purchase of our Shares including the fees and other allocations and distributions they may receive from the Company as a result of the purchase of our Shares by a Non-ERISA Plan.

U.S. federal, state or local governmental plans, non-U.S. plans, and non-electing U.S. church plans, while not subject to the provisions of Code Section 4975, may nevertheless be subject to local, non-U.S., state or other federal laws that are substantially similar to (or wholly different than) the foregoing provision of the Code. Fiduciaries of any such plans should consult with their counsel and advisors before deciding to invest in our common Shares.

PLAN OF DISTRIBUTION

The Company intends to offer and sell on a continuous basis up to $75,000,000 in Shares pursuant to this Offering Circular at the purchase price set forth on the cover page of this Offering Circular in any rolling twelve-month period. The initial price per Share shown was arbitrarily determined by the Manager. The Shares are being offered to the public on a “best efforts, no minimum” basis, and therefore, we are only required to use our best efforts to sell the Shares.

The Shares will be offered primarily through the Landa Platform. No sales commissions will be payable by the Company or investors in connection with the purchase of Shares by investors, but we reserve the right to do so in the future. We expect that our officers will offer and sell the Shares in reliance upon the exemption from registration contained in Rule 3a4-1 of the Exchange Act and will not receive any compensation from the offer or sale of the Shares. For additional information about the Landa Platform, please see “Offering Summary—The Landa Platform”.

The Company has engaged Rialto Markets LLC (“Rialto”), broker-dealer registered with the SEC and a member of FINRA (the “Broker Dealer”) pursuant to the Broker Dealer Agreement dated February 17, 2023 with Rialto (the “Broker Dealer Agreement”). The Broker Dealer Agreement has a 12-month term and will renew automatically for successive 12-month terms unless either party provides notice of non-renewal at least 60 days prior to the expiration of the then-current term. Under the Broker Dealer Agreement, the Broker Dealer’s role in this Offering is limited to serving as the broker dealer of record, including, but not limited to, processing transactions for potential investors and providing investor qualification recommendations (e.g., “Know Your Customer” and anti-money-laundering checks) and coordinating with third-party providers to ensure adequate review and compliance. The Broker Dealer will have access to the subscription information provided by investors for this Offering by processing transactions by investors through the Landa Platform. The Broker Dealer will not solicit any investors on our behalf, act as underwriter or provide investment advice or investment recommendations.

Pursuant to the Broker Dealer Agreement, the Company agreed to indemnify the Broker Dealer and each of its affiliates and their respective representatives and agents for any loss, liability, judgment, arbitration award, settlement, damage or cost (which we refer to as losses) incurred in any third-party suit, action, claim, investigation, proceeding, or demand (which we refer to, collectively, as a proceeding) arising out of (i) our breach of any provision of the Broker Dealer Agreement, (ii) our wrongful acts or omissions, or (iii) the Offering under this Offering Circular, to the extent not based upon a breach of the agreement by the Broker Dealer and/or the wrongful acts or omissions of the Broker Dealer or the Broker Dealer’s failure to comply with any applicable federal, state or local laws, regulations or codes in the performance of its obligations under the Broker Dealer Agreement.

As compensation for the services listed above, the Manager has agreed to pay the Broker Dealer commission based on the following calculation (up to a maximum dollar amount of $255,000), as outlined in the Broker Dealer Agreement: (i) 0.50% for the first $15,000.000 raised in the Offering, (ii) 0.40% for the next $20,000.000 raised in the Offering, (iii) 0.30% for the next $20,000,000 raised in the Offering, and (iv) 0.20% for the last $20,000,000 raised in the Offering. The Company will not reimburse the Manager or any affiliate for this commission.

The Shares will not be offered or sold in states where the Broker Dealer is not registered as a broker-dealer pursuant to the applicable state law or in any jurisdictions where it is not lawful to offer and sell the Shares.

We are not a registered broker-dealer, an investment adviser or a funding portal. The Company does not participate in a securities offering that may be made in reliance on Securities Act Section 4(a)(6) and Regulation Crowdfunding. The Company will not make any sales prior to the qualification of the offering statement of which this Offering Circular forms a part.

This Offering Circular will be furnished to prospective investors upon their request via electronic PDF format and will be available for viewing and download from the Landa Platform, as well as on the SEC’s website at www.sec.gov.

We expect that there will be multiple closings for the Offering at which time Shares will be sold and the subscription price will be transferred to the Company’s operating account (each, a “Closing”). We expect that each Closing will occur promptly following the acceptance of a subscription. A subscription will be accepted or rejected in whole or in part at our sole discretion within ten (10) business days following receipt of the Subscription Agreement related to such subscription. We will accept subscriptions on a first-come, first-served basis subject to the right to reject or reduce subscriptions. In addition, we may limit the amount of Shares that an individual investor may subscribe for.

To the extent that the funds are not ultimately received by us, whether due to an ACH chargeback or otherwise, the Subscription Agreement will be considered terminated with respect to such subscriber, and the subscriber will not be entitled to any Shares subscribed for or dividends that may have accrued.

In compliance with Rule 253(g)(2) of Regulation A, we will revise the offering statement of which this Offering Circular forms a part during the course of the Offering whenever information herein has become false or misleading in light of existing circumstances, material developments have occurred, or there has been a fundamental change in the information initially presented. Such updates will not only correct such misleading information but will also provide updated financial statements and will be filed as an exhibit to the offering statement of which this Offering Circular forms a part and be requalified under Rule 252 of Regulation A.

Continuous Offering

The Offering will be a continuous offering pursuant to Rule 251(d)(3)(i)(F) of Regulation A. The term of the Offering will commence within two (2) calendar days after the first qualification date of the offering statement of which this Offering Circular forms a part and, unless we terminate it earlier, will offer Shares until no later than the third anniversary of such qualification date. The Shares will not be offered or sold in the Offering on an “at the market” basis.

State Law Exemption and Offering to “Qualified Purchasers”

The Shares are being offered and sold only to “qualified purchasers” (as defined in Regulation A). As a Tier 2 offering pursuant to Regulation A, this Offering will be exempt from state “Blue Sky” law review, subject to certain state filing requirements and anti-fraud provisions, to the extent that the Shares offered hereby are offered and sold only to “qualified purchasers” or at a time when the Shares are listed on a national securities exchange. “Qualified purchasers” include: (i) “accredited investors” under Rule 501(a) of Regulation D and (ii) all other investors so long as their investment in the Shares does not represent more than 10% of the greater of their annual income or net worth (for natural persons), or 10% of the greater of annual revenue or net assets at fiscal year-end (for non-natural persons). However, the Shares will be offered and sold only to those investors that are within the latter category (i.e., investors whose investment in the Shares does not represent more than 10% of the applicable amount), regardless of an investor’s status as an “accredited investor.” Accordingly, the Company reserves the right to reject any investor’s subscription in whole or in part for any reason, including if it determines in its sole and absolute discretion that such investor is not a “qualified purchaser” for purposes of Regulation A. If the Offering terminates or if any prospective investor’s subscription is rejected, all funds received from such investors will be promptly returned without interest or deduction.

Certificates Will Not be Issued

The Company will not issue certificates in respect of the Shares. Instead, the Shares will be recorded and maintained by the Transfer Agent.

Transferability of the Shares

All Shares will be issued in electronic form only and are not currently expected to be listed or quoted on any national securities exchange or other trading market.

Escrow

The proceeds of the Offering will not be placed into an escrow account.

Landa Account

All funds deposited into a Landa Account will be placed into a non-interest-bearing custody account maintained by the Custodian. These funds will not be commingled with the operating account of the Company, until, if and when there is a Closing for the Offering, which will occur promptly following the submission and acceptance of each subscription. All bank services provided by the Custodian will be provided directly by Evolve Bank & Trust, Member FDIC.

Advertising, Sales and other Promotional Materials

In addition to this Offering Circular, subject to limitations imposed by applicable securities laws, the Company expects to use additional advertising, sales and other promotional materials in connection with this Offering. These materials may include information relating to this Offering, the past performance of affiliates of the Company, property brochures, articles and publications concerning real estate, or public advertisements and audio-visual materials, in each case as authorized by the Manager. Any such advertising materials are not to be considered part of this Offering Circular. This offering is made only by means of this Offering Circular, and prospective investors must read and rely on the information provided in this Offering Circular in connection with their decision to invest in the Shares.

HOW TO SUBSCRIBE

Through the Landa Platform

Potential investors who are “qualified purchasers” may subscribe to purchase Shares in the Offering. If you wish to acquire Shares you must:

1.	Download the Landa Mobile App from the app store or the play store, or go to www.landa.app.

2.	Create a Landa Account. Our third-party provider will conduct Know-Your-Customer and Anti Money Laundering checks on each user that creates a Landa Account.

3.	Connect your Landa Account to your bank or financial institution and deposit funds into your Landa Account. All funds deposited into your Landa Account will be held in a non-interest-bearing custody account maintained by the Custodian.

4.	Carefully review the information in this Form 1-A and all of its related documents including the Offering Circular, and any current supplement. We urge you to consult with your tax, legal and financial advisors to determine whether an investment in the Shares is suitable for you.

5.	When you are ready to purchase Shares in the Offering, click {BUY} in the applicable section in the Landa Platform and indicate the number of Shares you would like to purchase. By clicking {BUY}, you are agreeing to be bound by the terms of the Subscription Agreement with your electronic signature marking the signature pages of each agreement. The signature page to the Subscription Agreement containing your electronic signature will be immediately affixed to such agreement and will remain held in your custodian account until your subscription is accepted (in whole or in part) and there is a Closing with respect to your subscription. When your signature page to the Subscription Agreement is released from escrow, you will become a shareholder of the Company, bound by its terms.

6.	You can select between same-day ACH or standard ACH transfer timing when depositing funds in your Landa Account. If you choose standard ACH transfer timing (3-5 business days), the Manager pays all ACH fees on your behalf. If you choose same-day ACH, the Manager may charge you a fee of up to $1.99 for such ACH transfers.

After you click BUY:

1.	The Company and the Broker Dealer will review the subscription documentation submitted and electronically signed by you. You may be asked to provide additional information. The Company or the Broker Dealer may contact you directly if required. We reserve the right to reject any subscriptions, in whole or in part, for any or no reason, and to terminate any Offering at any time prior to a Closing.

2.	Once the review is complete and within 10 business days of receipt of your subscription, the Company and/or the Broker Dealer will inform you whether or not your application to subscribe for Shares is approved or denied, and if approved, the number of Shares you are entitled to subscribe for.

3.	If your subscription is rejected in whole or in part, you may withdraw the subscription funds related to the rejected portion of your subscription from your Landa Account promptly after notification of such rejection. If all or a part of your subscription is approved, then the number of Shares for which your subscription has been accepted will be issued to you electronically upon the Closing. Simultaneously with the issuance of the Shares, we will cause the Custodian to transfer funds in an amount equal to the purchase price for the Shares issued from your Landa Account to the Company’s operating account. In addition, you will receive an email confirming the details of your subscription, name, the date, the number of Shares purchased and the total purchase price for your Shares. You will be able to access information about your total Share ownership at any time using the Landa Platform. We will accept subscriptions on a first-come, first-served basis subject to the right to reject or reduce subscriptions.

The Company and the Broker Dealer will rely on the information you provide in the Landa Platform and your Subscription Agreement, and the supplemental information you provide in order for us and the Broker Dealer to verify your status as a “qualified purchaser”. If any information about your “qualified purchaser” status changes prior to you being issued the Shares, please notify us immediately using the contact details set out in the Subscription Agreement.

For further information on the subscription process, please contact us using the contact details set out in the “Additional Information” section.

Through email or other means

Though we intend for the Landa Platform to be the primary means for investors to purchase Shares, the Company may, at the Company’s sole discretion, accept subscriptions for Shares via email or other electronic means other than the Landa Platform in accordance with the following procedures:

The company will provide the Subscription Agreement, offering circular, operating agreement, over email and will accept digital signature.

1.	The Company and the Broker Dealer will review the subscription documentation submitted and electronically signed by you. You may be asked to provide additional information. The Company or the Broker Dealer may contact you directly if required. We reserve the right to reject any subscriptions, in whole or in part, for any or no reason, and to terminate any Offering at any time prior to a Closing.

2.	Once the review is complete and within 10 business days of receipt of your subscription, the Company and/or the Broker Dealer will inform you whether or not your application to subscribe for Shares is approved or denied, and if approved, the number of Shares you are entitled to subscribe for.

3.	If your subscription is rejected in whole or in part, you may withdraw the subscription funds related to the rejected portion of your subscription from your Landa Account promptly after notification of such rejection. If all or a part of your subscription is approved, then the number of Shares for which your subscription has been accepted will be issued to you electronically upon the Closing. Simultaneously with the issuance of the Shares, we will cause the Custodian to transfer funds in an amount equal to the purchase price for the Shares issued from your Landa Account to the Company’s operating account. In addition, you will receive an email confirming the details of your subscription, name, the date, the number of Shares purchased and the total purchase price for your Shares. You will be able to access information about your total Share ownership at any time using the Landa Platform. We will accept subscriptions on a first-come, first-served basis subject to the right to reject or reduce subscriptions.

Arbitration Provisions

By purchasing shares in this Offering, investors agree to be bound by the Arbitration Provisions contained in our subscription agreement and our operating agreement. Such Arbitration Provisions apply to claims under the U.S. federal securities laws and to all claims that are related to the Company, including with respect to this Offering, our holdings, our Shares, our ongoing operations and the management of our investments, among other matters, and limit the ability of investors to bring class action lawsuits or similarly seek remedy on a class basis. Furthermore, because the Arbitration Provision is contained in our operating agreement, such Arbitration Provision will also apply to any purchasers of Shares in a secondary transaction.

Waiver of Section 18-305 Rights

By purchasing shares in this Offering, investors agree to be bound by the Waiver Provision contained in our operating agreement. Such Waiver Provision limit the ability of our shareholders to make a request to review and obtain information relating to and maintained by the Company, the Manager, and Landa Holdings including, but not limited to, names and contact information of our shareholders, information listed in Section 18-305 of the Delaware Limited Liability Company Act, as amended, and any other information deemed to be confidential by the Manager in its sole discretion. Furthermore, because the Waiver Provision is contained in our operating agreement, such Waiver Provision will also apply to any purchasers of shares in a secondary transaction.

Through the Company’s required public filing disclosures, periodic reports and obligation to provide annual reports and tax information to its shareholders, much of the information listed in Section 18-305 of the Delaware Limited Liability Company Act will be available to shareholders notwithstanding the Waiver Provision. While the intent of such Waiver Provision is to protect your personally identifiable information from being disclosed pursuant to Section 18-305, by agreeing to be subject to the Waiver Provision, you are severely limiting your right to seek access to the personally identifiable information of other shareholders, such as names, addresses and other information about shareholders and the Company that the Manager deems to be confidential. As a result, the Waiver Provision could impede your ability to communicate with other shareholders, and such provision may impede your ability to bring or sustain claims against the Company, including under applicable securities laws.

Based on discussions with and research performed by the Company’s counsel, we believe that the Waiver Provisions are enforceable under federal law, the laws of the State of Delaware or under any other applicable laws or regulations. However, to the extent that one or more of the provisions in our subscription agreement with respect to the Waiver Provision were to be found by a court to be unenforceable, we would abide by such decision.

BY AGREEING TO BE SUBJECT TO THE WAIVER PROVISION, INVESTORS WILL NOT BE DEEMED TO WAIVE THE COMPANY’S COMPLIANCE WITH THE FEDERAL SECURITIES LAWS AND THE RULES AND REGULATIONS PROMULGATED THEREUNDER.

LEGAL MATTERS

Certain legal matters, including the validity of common shares offered hereby, have been passed upon for us by Goodwin Procter LLP.

EXPERTS

The statement of assets and liabilities of the Company as of January 31, 2023 included in this Offering Circular has been audited by Morison Cogen LLP, independent auditors, as stated in their report appearing herein. Such statement of assets and liabilities is included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The Company has not engaged an independent valuation services firm as of the date of this Offering Circular.

ADDITIONAL INFORMATION

The Company has filed with the SEC an offering statement under the Securities Act on Form 1-A regarding this Offering. This Offering Circular, which is part of the offering statement, does not contain all of the information set forth in the offering statement and the exhibits related thereto filed with the SEC, reference to which is hereby made. Upon the qualification of the offering statement, the Company will be subject to the informational reporting requirements of the Exchange Act that are applicable to Tier 2 companies whose securities are registered pursuant to Regulation A, and accordingly, the Company will file annual reports, semi-annual reports and other information with the SEC. Investors may read and copy the offering statement, the related exhibits and the reports and other information the Company files with the SEC on their website at www.sec.gov .

Prospective investors may also request a copy of these filings at no cost, by writing, emailing or telephoning the Company at:

Landa Financing LLC

c/o Landa Holdings, Inc

Attn: Investor Relations

6 W. 18th Street,

New York, NY 10011

hi@landa.app

(646) 905-0931

Within 120 days after the end of each fiscal year the Company will provide to the Shareholders of record an annual report. The annual report will contain audited financial statements and certain other financial and narrative information that the Company is required to provide to Shareholders.

The Manager also maintains a website at www.landa.app, where there may be additional information about the Company or this Offering, but the contents of that site are not incorporated by reference in or otherwise a part of this Offering Circular.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member and Manager of
Landa Financing LLC
New York, New York

Opinion on the Financial Statements

We have audited the accompanying balance sheet of Landa Financing LLC (the Company) as of January 31, 2023, and the related statements of comprehensive income, changes in member’s equity, and cash flows for the period from January 18, 2023 (date of inception) through January 31, 2023, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of January 31, 2023, and the results of its operations and its cash flows for the period from January 18, 2023 (date of inception) through January 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern.  As discussed in Note 4 to the financial statements, the Company’s lack of liquidity raises substantial doubt about their ability to continue as a going concern.  Management’s plans in regard to these matters are also described in Note 4. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ Morison Cogen LLP

We have served as the Company’s auditor since 2023.

Blue Bell, Pennsylvania
February 17, 2023

LANDA FINANCING LLC
BALANCE SHEET
JANUARY 31, 2023

ASSETS

Assets
Current Assets	$0.00
Fixed Assets, net	$0.00
Total Assets	$0.00

LIABILITIES AND EQUITY

Liabilities and Member’s Equity
Current Liabilities	$0.00
Member’s Equity	$0.00
Total Liabilities and Member’s Equity	$0.00

The accompanying notes are an integral part of these financial statements

LANDA FINANCING LLC
STATEMENT OF COMPREHENSIVE INCOME
FOR THE PERIOD OF JANUARY 18, 2023 (DATE OF INCEPTION) THROUGH JANUARY 31, 2023

Revenue	$0.00
Gross Profit	$0.00
Operating Expenses	$0.00
Other Income (Expense)	$0.00
Income (Loss)	$0.00
Income Taxes	$0.00
Net Income (Loss)	$0.00

The accompanying notes are an integral part of these financial statements

LANDA FINANCING LLC
STATEMENT OF CHANGES IN MEMBER’S EQUITY
FOR THE PERIOD OF JANUARY 18, 2023 (DATE OF INCEPTION) THROUGH JANUARY 31, 2023

January 18, 2023 (Date of Inception)	$0.00
Issuance of membership interest, net of offering costs	$0.00
Deemed contribution from Manager	$0.00
Distributions	$0.00
Net Income (Loss)	$0.00
Balance as of January 31, 2023	$0.00

The accompanying notes are an integral part of these financial statements

LANDA FINANCING LLC
STATEMENT OF CASH FLOWS
FOR THE PERIOD OF JANUARY 18, 2023 (DATE OF INCEPTION) THROUGH JANUARY 31, 2023

Cash Flows from Operating Activities:
Net Income (Loss)	$0.00
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Depreciation	$0.00
Amortization	$0.00
Stock-based Compensation	$0.00

Changes in Operating Assets and Liabilities:
Changes to Intercompany
Changes to Intercompany Receivable	$0.00
Changes to Intercompany Payable	$0.00
Net cash provided by Operating Activities	$0.00

Cash Flows from Investing Activities
Capital Expenditures	$0.00
Net sales (purchases) of short term investments	$0.00
Purchase of long term investments and other assets	$0.00
Investment in Subsidiary	$0.00
Net cash provided by investing activities	$0.00

Cash Flows from Financing Activities
Proceeds from loans	$0.00
Procedures from issuance of membership interest	$0.00
Net cash provided by financing activities	$0.00

Net increase (decrease) in cash	$0.00

Cash- Beginning of Period	$0.00
Cash- End of Period	$0.00

The accompanying notes are an integral part of these financial statements.

LANDA FINANCIAL LLC
NOTES TO FINANCIAL STATEMENTS

NOTE 1:	NATURE OF OPERATIONS

Landa Financing LLC (the “Company”) is a Delaware limited liability company formed on January 18, 2023 under the laws of Delaware. Landa Management LLC is the manager of the Company (the “Manager”). Landa Financing LLC was formed to permit public investment in mortgage debt and other real estate and real estate-related assets.

NOTE 2:	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP). The Company has adopted a calendar year as its fiscal year.

The Company is an emerging growth company as the term is used in The Jumpstart Our Business Startups Act, enacted on April 5, 2012, and has elected to comply with certain reduced public company reporting requirements, however, the Company may adopt accounting standards based on the effective dates for public entities.

Use of Estimates

The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ significantly from those estimates.

Deferred Offering Costs

The Company complies with the requirements of Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 340-10-S99-1 with regards to offering costs. Prior to the completion of an offering, offering costs are capitalized. The deferred offering costs are charged to members’ equity upon the completion of an offering or to expense if the offering is not completed. Offering costs include offering expense reimbursements and sourcing fees as noted below.

Fair Value of Financial Instruments

FASB guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheets approximate their fair value.

Operating Expenses

The Company is responsible for the costs and expenses attributable to the activities of the Company. The Manager will bear its own expenses of an ordinary nature. If the operating expenses exceed the amount of revenues generated from the Company and cannot be covered by any operating expense reserves on the balance sheet of the Company, the Manager may (a) pay such operating expenses and not seek reimbursement, in which case the expenses would be recognized by the Company with a credit to contributed capital, (b) loan the amount of the operating expenses to the Company, on which the Manager may impose a reasonable rate of interest and be entitled to reimbursement of such amount from future revenues generated by the Company, and/or (c) cause additional interests to be issued in the Company in order to cover such additional amounts.

Organization and Offering Expenses

Pursuant to the operating agreement, the Manager will receive reimbursements for out-of-pocket expenses in connection with the Company’s organization and offering, the Company’s operations and investments and in connection with third parties service providers.

Management Fee

The Manager will receive a management fee (the “Management Fee”) calculated as follows: (i) for the Initial Pricing Period, the Manager will be paid an amount equal to 1.5% of the total amount raised in the immediately preceding quarter; and (ii) following the Initial Pricing Period, the Manager will be paid an amount equal to 1.5% of the NAV of the Company at the end of the immediately preceding quarter. The Management Fee is payable quarterly in arrears.

Platform Fee

The Company will pay Landa Holdings, Inc., the parent of the Manager, a fee in connection with the Company’s use of the an online investment platform, which is available on iOS and Android devices or our website at www.landa.app on an annual basis in an amount equal to 0.50% of the Company’s NAV as of the end of the applicable year.

General

Fees payable to the Manager or Landa Holdings, Inc. may be suspended, or waived, in whole or in part, in the sole discretion of the Manager or Landa Holdings, Inc.. All or any portion of the fees which are so deferred, suspended or waived will be deferred without interest and may be payable in any succeeding quarter as the Manager or Landa Holdings, Inc. may determine in their sole discretion.

Such waived fees and expenses will still be recognized by the Company with a corresponding credit to contributed capital.

Revenue Recognition

The Company adopted FASB ASC 606, Revenue from Contracts with Customers, and its related amendments, effective at inception using the modified retrospective transition approach applied to all contracts. There were no cumulative impacts that were made. The Company determines revenue recognition through the following steps:

●	Identification of a contract with a customer;

●	Identification of the performance obligations in the contract;

●	Determination of the transaction price;

●	Allocation of the transaction price to the performance obligations in the contract; and

●	Recognition of revenue when or as the performance obligations are satisfied.

Revenue is recognized when control of the promised goods or services is transferred to customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods or services. As a practical expedient, the Company does not adjust the transaction price for the effects of a significant financing component if, at contract inception, the period between customer payment and the transfer of goods or services is expected to be one year or less.

Comprehensive Income

The Company follows FASB ASC 220 in reporting comprehensive income. Comprehensive income is a more inclusive financial reporting methodology that includes disclosure of certain financial information that historically has not been recognized in the calculation of net income. Since the Company has no items of other comprehensive income, comprehensive income is equal to net income.

Organizational Costs

In accordance with FASB ASC 720, Organizational Costs, accounting fees, legal fees, and costs of incorporation are expensed as incurred.

Income Taxes

The Company will elect to be qualified as a Real Estate Investment Trust (REIT) when it files its annual tax return on 1120-REIT for tax year ended December 31, 2023. The Company uses the liability method of accounting for income taxes as set forth in ASC 740, Income Taxes. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will not be realized. The Company assesses its income tax positions and record tax benefits for all years subject to examination based upon our evaluation of the facts, circumstances, and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy will be to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements.

Recently Issued and Recently Adopted Accounting Pronouncements

In February 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2016-02, Leases (Topic 842). This ASU requires a lessee to recognize a right-of-use asset and a lease liability under most operating leases in its balance sheet. The ASU is effective for annual and interim periods beginning after December 15, 2021. Early adoption is permitted. The Company adopted the updates effective January 18, 2023 and the adoption of the standard had no effect on the financial statements.

In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606) and has issued subsequent amendments to this guidance. This new standard will replace all current guidance on this topic and eliminate all industry-specific guidance. The new revenue recognition standard provides a unified model to determine when and how revenue is recognized. The core principle is that a company should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration for which the entity expects to be entitled in exchange for those goods or services. The guidance is effective for interim and annual periods beginning after December 31, 2018. The standard may be applied either retrospectively to each period presented or as a cumulative-effect adjustment as of the date of adoption. The Company has adopted this standard upon inception, and it did not have a material impact on their financial statements.

Management does not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

NOTE 3:	RELATED PARTY ARRANGEMENTS

The Manager will be reimbursed for organizational and offering expenses incurred in conjunction with the Offering. With respect to the Management Fee and Platform Fee, see Note 2, Summary of Significant Accounting policies –Organization and Offering Expenses, –Management Fee, and –Platform Fee.

The Manager has also entered into a shared services agreement with Landa Holdings whereby Landa Holdings may provide portfolio management, asset valuation, risk management and asset management services as well as administration services addressing legal, compliance, investor relations and information technologies necessary for the performance by the Manager of its duties under the Operating Agreement in exchange for a fee representing the Manager’s allocable cost for these services. The fee paid by the Manager pursuant to the shared services agreement does not constitute a reimbursable expense under the Operating Agreement. However, under the shared services agreement, Landa Holdings is entitled to receive reimbursement of expenses incurred on behalf of the Company or the Manager that the Company is required to pay to the Manager under the Operating Agreement.

NOTE 4:	GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a lack of liquidity, no cash, and has limited operations since inception. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The Company’s ability to continue as a going concern in the next twelve months is dependent upon their ability to commence operations, generate cash flow from their rental activity and/or obtain financing from the Manager.

However, there are assurances that the Company can be successful in commencing operations, generating cash flow from their rental activities or that the Manager will always be in the position to provide funding when needed. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 5:	MEMBER’S EQUITY

The Company is managed by Landa Management LLC, a Delaware limited liability company and manager of the Company. Pursuant to the terms of the operating agreement, the Manager will provide certain management and advisory services, as well as management team and appropriate support personnel to the Company.

The Manager will be responsible for directing the management of the Company’s business and affairs, managing the day-to-day affairs, and implementing the Company’s investment strategy. The Manager has a unilateral ability to amend the operating agreement and the allocation policy in certain circumstances without the consent of the investors. The investors only have limited voting rights with respect to the Company.

The Manager has sole discretion in determining what distributions, if any, are made to interest holders except as otherwise limited by law or the operating agreement. The Company expects the Manager to make distributions on a monthly basis. However, the Manager may change the timing of distributions or determine that no distributions shall be made, in its sole discretion.

NOTE 6:	SUBSEQUENT EVENTS

Subsequent events have been evaluated through February 17, 2023 and there have been no material events.

UP TO $75,000,000 IN COMMON SHARES

OFFERING CIRCULAR

You should rely only on the information contained in this Offering Circular. No dealer, salesperson or other individual has been authorized to give any information or to make any representations that are not contained in this Offering Circular. If any such information or statements are given or made, you should not rely upon such information or representation. This Offering Circular does not constitute an offer to sell any securities other than those to which this Offering Circular relates, or an offer to sell, or a solicitation of an offer to buy, to any person in any jurisdiction where such an offer or solicitation would be unlawful. This Offering Circular speaks as of the date set forth above. You should not assume that the delivery of this Offering Circular or that any sale made pursuant to this Offering Circular implies that the information contained in this Offering Circular will remain fully accurate and correct as of any time subsequent to the date of this Offering Circular.

May 2, 2023